FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
Associate Senior Vice President

Date: July 18, 2007

The following is an English translation of the Annual Securities Report (“Yukashoken Hokokusho”) of NEC Corporation (“the Company”) which was filed to the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on June 21, 2007, EXCEPT for the translation of the information relating to non-consolidated financial statements.

The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.

Annual Securities Report (“Yukashoken Hokokusho”)

[Cover]

Part 1.	Information on the Company

	Item 1.	Overview of the Company
1. Changes of Selected Financial Data
2. History
3. Review of the Company’s Business
4. Affiliated Companies
5. Employees

	Item 2.	Business Overview
1. Overview of Business Results
2. Production, Orders Received and Sales
3. Challenges to be Addressed by the NEC Group
4. Risk Factors
5. Material Contracts for Technology License
6. Research and Development
7. Analysis of Financial Condition and Business Results

	Item 3.	Facilities
1. Overview of Capital Expenditures
2. Major Facilities
3. Plans for Additional or Disposal of Facilities

	Item 4.	Company Information
1. Information on the Company’s Shares
2. Acquisition of Treasury Stock
3. Dividend Policy
4. Changes in the Market Price of the Company’s Shares
5. Directors and Corporate Auditors
6. Corporate Governance

	Item 5.	Financial Information
1. Consolidated Financial Statements and Other

	Item 6.	Information on Transfer of the Company’s Stock

	Item 7.	Reference Information on the Company
1. Information on the Parent Company
2. Other Reference Information

Part 2.	Information of the Guarantors for the Company

REPORT OF INDEPENDENT AUDITORS

Fiscal year ended March 31, 2006 (Consolidated)
Fiscal year ended March 31, 2007 (Consolidated)

[Cover]

[Document Submitted]	Annual Securities Report (“Yukashoken Houkokusyo”)

[Article of the Applicable Law Requiring Submittal of this Document]	Paragraph 1, Article 24 of the Securities and Exchange Law of Japan

[Filed to]	The Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan

[Date of Submission]	June 21, 2007

[Business Period]	The 169th Business Period (From April 1, 2006 to March 31, 2007)

[Company Name]	Nippon Denki Kabushiki-Kaisha

[Company Name (in English)]	NEC Corporation

[Title and Name of Representative]	Kaoru Yano, President

[Head Office]	7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

[Telephone Number]	+81-3-3454-1111

[Contact Person]	Haruhiko Ueda, Senior Manager, Legal Division

[Place where available for Public Inspection]	Tokyo Stock Exchange, Inc. 2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo, Japan
Osaka Securities Exchange, Inc. 8-16, Kitahama 1-chome, Chuo-ku, Osaka-shi
Nagoya Stock Exchange, Inc. 3-17, Sakae 3-chome, Naka-ku, Nagoya-shi
Fukuoka Stock Exchange 14-2, Tenjin 2-chome, Chuo-ku, Hukuoka-shi
Sapporo Securities Exchange 14-1, MinamiIchijo-Nishi 5-chome, Chuo-ku, Sapporo-shi

Part 1.	Information on the Company

Item 1. Overview of the Company

1. Changes of Selected Financial Data

(1) Summary of Consolidated Financial Results

<U.S. GAAP Financial Information>

	Fiscal Year ended March 31, 2003	Fiscal Year ended March 31, 2004	Fiscal Year ended March 31, 2005
Sales (In millions of yen)	4,663,194	4,860,546	4,801,715
Net income from continuing operations before income tax (In millions of yen)	62,742	141,202	145,103
Net income (loss) (In millions of yen)	(12,332)	10,024	77,215
Net assets (In millions of yen)	319,633	646,349	736,956
Total assets (In millions of yen)	4,178,947	4,086,772	3,982,545
Net assets per share (yen)	193.41	335.49	382.60
Basic net income (loss) per share (yen)	(7.46)	5.78	39.62
Diluted net income per share (yen)	—	5.49	36.37
Shareholder’s equity ratio (%)	7.6	15.8	18.5
Return on earning ratio (%)	—	2.1	11.2
Price earnings ratio	—	148.1	16.36
Cash flows from operating activities (In millions of yen)	276,083	341,713	164,290
Cash flows from investing activities (In millions of yen)	(17,306)	(78,032)	(134,319)
Cash flows from financing activities (In millions of yen)	(284,973)	(104,936)	(42,262)
Cash and cash equivalents at the end of the fiscal year (In millions of yen)	354,750	509,140	502,629
Number of employees	150,976	148,804	154,001

Notes: 1.	NEC Corporation (“the Company”) has prepared the information contained in this Annual Securities Report (“Yukashoken Hokokusho”) in accordance with the Securities and Exchange Law of Japan and ordinances and regulations promulgated thereunder. However, some of the information contained in this Annual Securities Report is based on consolidated information under accounting principles generally accepted in the U.S. (“U.S. GAAP”), including consolidated financial information for the fiscal years ended March 31, 2003, 2004 and 2005 (the “U.S. GAAP Financial Information”) set forth above, which is derived from previously announced U.S. GAAP consolidated financial information for such periods. The Company changed, starting with the fiscal year ended March 31, 2007, its accounting principles to prepare consolidated financial statements to be disclosed under Japanese law from U.S. GAAP to accounting principles generally accepted in Japan (“Japan GAAP”), but has not prepared consolidated financial information under Japan GAAP for such periods. The Company included the U.S. GAAP Financial Information in this Annual Securities Report because the presentation of consolidated financial information for such periods is required under Japanese laws and regulations. There are significant differences between Japan GAAP and U.S. GAAP. Your assessment of the financial information set forth above might be significantly affected if a reconciliation to Japan GAAP is presented.

2.	The Company is reviewing its historical U.S. GAAP consolidated financial statements, including a further analysis to support its recognition of revenue mainly included in multiple element arrangements, because the audits relating to the Company’s annual report to be filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended March 31, 2006 have not been completed under U.S. Public Company Accounting Oversight Board (“PCAOB”) standards. Most notably, the Company is gathering the data necessary with respect to the vendor specific objective evidence of the relative fair value of maintenance and support services. This compilation and analysis must be completed in order for the Company’s outside auditor to complete the audit under PCAOB standards. The Company may be required to restate the financial information set forth above and take additional actions, depending on the results of the analyses currently underway.
3.	“Net income from continuing operations before income tax” is presented excluding net income from operations that were discontinued during the fiscal year ended March 31, 2006.
4.	“Net income per share” is calculated in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings Per Share.” “Net income per share” means “Basic earnings per share” in SFAS No. 128, and it is calculated based on the weighted-average number of shares outstanding during each period. “Diluted net income per share” means “Diluted earnings per share” in SFAS No. 128, and it is calculated considering effect of dilutive securities.

<Japan GAAP Financial Information>

	Fiscal year ended March 31, 2006	Fiscal year ended March 31, 2007
Sales (In millions of yen)	4,929,970	4,652,649
Ordinary income (In millions of yen)	14,955	16,347
Net income (loss) (In millions of yen)	(10,062)	9,128
Net assets (In millions of yen)	1,029,807	1,240,123
Total assets (In millions of yen)	3,802,775	3,731,669
Net assets per share (yen)	516.62	512.99
Basic net income (loss) per share (yen)	(5.26)	4.43
Diluted net income per share (yen)	—	4.23
Shareholders’ equity (%)	27.1	27.8
Return on equity (%)	—	0.9
Price earnings ratio (%)	—	142.66
Cash flows from operating activities (In millions of yen)	225,804	238,318
Cash flows form investing activities (In millions of yen)	(84,687)	(169,676)
Cash flows from financing activities (In millions of yen)	(200,199)	(103,739)
Cash and cash equivalents, at end of year (In millions of yen)	452,370	423,369
Number of employees	154,180	154,786

Notes: 1.	The Company’s consolidated financial statements were prepared in the past in accordance with U.S. GAAP pursuant to the provisions of Article 93 of the “Regulations Concerning Terminology, Forms, and Method for Preparing Consolidated Financial Statements” (1976 Ministry of Finance Ordinance No. 28; hereinafter the “Regulations Concerning Consolidated Financial Statements”). However, the Company has elected, starting with the fiscal year ended March 31, 2007, to prepare and disclose its consolidated financial statements required by the Securities and Exchange Law of Japan in accordance with Japan GAAP. The Company changed its accounting principles because the Company has not been able to prepare its consolidated financial statements under U.S. GAAP for the fiscal year ended March 31, 2006, as the audits relating to the Company’s annual report to be filed with the SEC have not been completed under PCAOB audit standards. In relation to the change above, the Company has prepared the consolidated financial statements for the fiscal year ended March 31, 2006 included in this Annual Securities Report based on Japan GAAP pursuant to “Regulations Concerning Consolidated Financial Statements” (however, in the same way as other companies which adopt Japan GAAP, this refers to the Regulations Concerning Consolidated Financial Statements prior to revision enforced on May 1, 2006 hereinafter referred to as the “Regulations Concerning Consolidated Financial Statements Prior to Revision”) in order to be comparative with the consolidated financial statements for the fiscal year ended March 31, 2007. Therefore, the financial statements for the fiscal year ended March 31, 2006 included in the Company’s Annual Securities Report for its 168th Business Period filed with the Director of the Kanto Local Finance Bureau on June 22, 2006 (based on U.S. GAAP) are differently presented from the financial statements for the same fiscal year included in this Annual Securities Report (based on Japan GAAP).

2.	Accounting for Consumption and local consumption tax are recorded at amounts exclusive of consumption taxes.
3.	“Basic net income (loss) per share” is calculated based on the weighted-average number of shares outstanding during each period. In addition, the Company has adopted “Accounting standard regarding the net income per share” (Statement No.2 of Accounting Standards Board of Japan) and “Implementation Guideline for the application of the accounting standard regarding the net income per share” (Implementation Guideline No.4 of Accounting Standards Board of Japan).
4.	“Diluted net loss per share” for the fiscal year ended March 31, 2006 is not shown above due to basic net loss per share, while there are residual securities.
5.	Effective from the fiscal year ended March 31, 2006, the Company has applied “Amendments to Accounting Standards for Retirement Benefits” (Statement No.3 of Accounting Standards Board of Japan) and “Implementation Guideline on Amendments to Accounting Standard for Retirement Benefits” (Implementation Guideline No.7 of Accounting Standards Board of Japan).
6.	In the past, the Company recorded repair expenses for products, other than customized products, during warranty periods as the repair services are rendered. However, effective from the fiscal year ended March 31, 2006, the Company has adopted a method for accruing repair expenses for product warranty liabilities using the historical repair expense ratio against Sales when the related sales are recognized.
7.	In calculating net assets, the Company has adopted “Accounting Standards for Presentation of Net Assets in the Balance Sheet” (Statement No.5 of Accounting Standards Board of Japan) and “Implementation Guideline on Accounting Standards for Presentation of Net Assets in the Balance Sheet” (Implementation Guideline No.8 of Accounting Standards Board of Japan), effective from the fiscal year ended March 31, 2007.
8.	The Company has adopted “Practical Solution on Revenue Recognition of Software” (PITF Report No.17) effective from the fiscal year ended March 31, 2007 and accrued estimated amounts of warranty expenses for customized products based on the historical warranty cost ratio against sales or other.

2. History

Month/ Year	Events
July 1899	The Company, Nippon Electric Company, Limited (Nippon Denki Kabushiki Kaisha) was established as a joint venture between Western Electric Company (“Western Electric”) of the United States and two Japanese individuals.

April 1918	Western Electric established International Western Electric Company, Incorporated (“IWE”) to consolidate its international operations; Western Electric’s holdings in the Company was succeeded by IWE.

September 1925	IWE was sold to International Telephone & Telegraph Corporation, and changed its name to International Standard Electric Corporation (“ISE”)

June 1932	ISE entrusted management of the Company to the Sumitomo family holding company.

June 1936	Tamagawa plant began operations.

December 1941	ISE’s holdings in the Company were seized as enemy property.

February 1943	The Company changed its name to Sumitomo Communication Industries Company, Limited (Sumitomo Tsushin Kogyo Kabushiki Kaisha).

November 1945	The Company restored its name to Nippon Electric Company, Limited (Nippon Denki Kabushiki Kaisha).

May 1949	The Company listed on the Tokyo Stock Exchange and the Osaka Securities Exchange.

November 1951	ISE’s holdings in the Company were restored.

February 1955	The Company listed on the Nagoya Stock Exchange.

April 1961	The Company introduced a business division system (Communication, Radio, Electronic Equipment, Electronic Components, Consumer Products and Overseas Operation divisions).

November 1962	Sagamihara plant began operations.

January 1963	The Company established Nippon Electric New York, Inc. (currently, NEC Corporation of America), which sold communication equipments and others.

September 1964	Fuchu plant began operations.

May 1965	The Company introduced a new business division system (Central Research Laboratories, fifteen (15) business divisions, three development divisions, and two sales dividends).

September 1975	Construction of new Central Research Laboratories was completed.

March 1981	The Company established NEC Electronics U.S.A. Inc. (currently, NEC Electronics America Inc.), which manufactures and sells electric components.

October 1982	Abiko plant began operations.

April 1983	The Company changed its English name to NEC Corporation.

July 1993	The Company introduced an operations unit system (twenty-two (22) operations units).

April 2000	The Company introduced an in-house company system (NEC Solutions, NEC Networks and NEC Electron Devices) and a corporate officer system.

November 2002	The Company established NEC Electronics Corporation by way of corporate separation (kaisha bukatsu) of Electron Devices business, except for general-purpose DRAM.

April 2003	The Company reorganized its management structure from an in-house company system to a business line system (nine business lines).

April 2004	The Comopany reorganized its management structure from a business line system to a business unit system.

June 2005	The Company conducted stock-for-stock exchanges in which the Company made NEC Soft, Ltd. and NEC System Technologies, Ltd. wholly-owned subsidiaries, respectively.

May 2006	The Company conducted a stock-for-stock exchange in which the Company made NEC Infrontia Corporation a wholly-owned subsidiary.

3. Review of the Company’s Business

The Company’s consolidated financial statements were prepared in the past in accordance with U.S. GAAP pursuant to the provisions of Article 93 of Regulations Concerning Consolidated Financial Statements. However, the Company has elected, starting with the fiscal year ended March 31, 2007, to prepare and disclose its consolidated financial statements required by the Securities and Exchange Law of Japan in accordance with Japan GAAP. The Company changed its accounting principles because the Company has not been able to prepare its consolidated financial statements under U.S. GAAP for the fiscal year ended March 31, 2006, as the audits relating to the Company’s annual report to be filed with the SEC have not been completed under PCAOB audit standards.

In relation to the change above, the Company has prepared the consolidated financial statements for the fiscal year ended March 31, 2006 included in this Annual Securities Report based on Japan GAAP pursuant to “Regulations Concerning Consolidated Financial Statements” (however, in the same way as other companies which adopt Japan GAAP, this refers to the Regulations Concerning Consolidated Financial Statements prior to revision enforced on May 1, 2006) in order to be comparative with the consolidated financial statements for the fiscal year ended March 31, 2007. It is the same in “Item 2. Business Overview” and “Item 3. Facilities”.

The NEC Group, which consists of the Company and its affiliated companies such as consolidated subsidiaries, is divided into three main business segments; IT/Network Solutions business, Mobile/Personal Solutions business and Electron Devices business. The major products and services, and business segment and position of each affiliated company are as follows:

<IT/Network Solutions business>

In the area of IT/Network Solutions business, the NEC Group is engaged in provision, development, design, manufacture and/or sale of systems integration (“SI”), maintenance and support services, outsourcing and support services, hardware, such as servers, computer software, network systems for telecommunications carriers, enterprise network systems, broadcasting systems and other systems, mainly for corporate customers including national and local governments and telecommunication carriers.

In Japan, the Company’s subsidiaries are involved in manufacturing some of the above listed equipment (including components thereof) and computer software, and provide them to the Company. The Company’s subsidiaries in Japan are also involved in sales, maintenance and support, and information and telecommunication service in the area of IT/Network Solutions business.

The Company’s overseas subsidiaries are involved in manufacturing and sales (including supply to the Company) of some of the above listed equipment, and also sell the products purchased from the Company.

<Mobile/Personal Solutions business>

In the area of Mobile/Personal Solutions business, the NEC Group is engaged in development, design, manufacturing and/or sale of mobile handsets, personal computers and “BIGLOBE” Internet services.

In Japan, the Company’s subsidiaries are involved in manufacturing some of the listed above equipment (including components thereof) and provide it to the Company. The Company’s subsidiaries in Japan are also involved in sales, maintenance and support, and information and telecommunication service in the area of Mobile/Personal Solutions business.

The Company’s overseas subsidiaries are involved in manufacturing and sales (including supply to the Company) of some of the above listed equipment and computer software, and also sell the products purchased from the Company.

<Electron Devices business>

In the area of Electron Devices business, the NEC Group is engaged in device solutions business, which creates an Internet infrastructure and interface information device mainly for equipment manufacturers, and develops, designs, manufactures and/or sells semiconductors, such as system LSIs, general purpose devices and system memories, colors LCDs, and electronic components and others, such as condensers, relays and lithium-ion rechargeable batteries.

In Japan, the Company’s subsidiaries are involved in manufacturing some of these electronic devices, and provide them to the Company. The Company’s subsidiaries in Japan are also involved in sales in the area of Electron Devices business.

The Company’s overseas subsidiaries are involved in manufacturing and sales (including supply to the Company) of some of these electronic devices.

<Others>

In the area of Other business, the NEC Group is engaged in development, design, manufacturing and sale of monitors, LCD projects and other products.

The table below generally shows consolidated subsidiaries (342 companies) of NEC Group, by business segment.

Position/ Segment	Production Companies	Software Companies	Sales and Service Companies

IT/Network Solutions business	NEC Computertechno, Ltd.	NEC Soft, Ltd.	NEC Fielding, Ltd.

	NEC Infrontia Corporation	NEC Software Hokkaido, Ltd.	NEC Nexsolutions, Ltd.

	NEC Infrontia Tohoku Corporation	NEC Software Tohoku, Ltd.	NEC Total Integration Service Inc.

	NEC Infrontia Thai Limited [Thailand]	NEC Software Hokuriku, Ltd.	N&J Financial Solutions Inc.

	NEC Technologies Hong Kong Limited [China]	NEC Software Chubu, Ltd.	SGI Japan, Ltd.

	NEC Tohoku, Ltd.	NEC System Technologies, Ltd.	Chugoku Sunnet Corporation

	NEC Wireless Networks Ltd.	NEC Software Kyushu, Ltd.	KIS Co., Ltd.

	NEC Network and Sensor Systems, Ltd.	NEC Soft Okinawa, LTD.	Yokohama Electronic Communications & Solutions CO., LTD.

	NETCOMSEC Co. Ltd	NEC Informatec Systems, Ltd.	NEC Electric Power Engineering, Ltd.

	NEC Yamanashi Ltd.	NEC Communication Systems, Ltd.	ABeam Consulting Ltd. and its 24 subsidiaries NDEC Co., Ltd.

	NEC TOSHIBA Space Systems, Ltd.	Vibren Technologies, Inc. [USA]	NEC Infrontia System Service Corporation Fielding Supportcrew, Ltd.

	TAKASAGO, Ltd.	NEC Advanced Software Technology (Beijing) Co., Ltd. [China]	NEC CG Net, LTD.

	ANTEN CORPORATION	NEC Solutions (China) Co., Ltd. [China]	NEC Infrontia, Inc. [USA]

	Showa Optronics Co., Ltd.	NEC Engineering, Ltd.	NEC Solutions Asia Pacific Sdn. Bhd. [Singapore]

	NEC Microwave Tube, Ltd.	NEC Aerospace Systems, Ltd.	NEC Taiwan Ltd. [Taiwan]

	Toyo Radio Systems Co., Ltd.	NEC Robotics Engineering, Ltd.	NEC Information Systems (Shanghai), Ltd. [China]

	NEC Tohoku Manufacturing Systems, Ltd.	SAY Technologies, Inc.	NEC (Guangzhou) Information Equipment Trading Ltd [China]

	Guilin NEC Radio Communications Limited [China]		NEC IT Management (Shanghai) Ltd. [China]

	XI’an NEC Radio Communications Equipments Co., Ltd. [China]		NEC Fielding Information Technology Services(Beijing)Co., Ltd. [China]

	Toyo Network Systems Co., Ltd.		NEC High Performance Computing Europe GmbH [Germany]

NEC Solutions Vietnam Co., Ltd. [Vietnam]

NEC India Pvt. Ltd. [India]

NEC Philips Unified Solutions B.V. [Netherland] and its 13 subsidiaries

NEC Networks & System Integration Corporation

NEC Telenetworx, Ltd.

NEC Postal Technorex, Ltd.

TOYO ALPHA NET CO., LTD.

NEC Magnus Communications, Ltd.

NEC Net Innovation, Ltd.

Totsu Denshi Co., ltd.

NEC Europe Ltd. [UK]

NEC (UK) Ltd. [UK]

NEC Deutschland GmbH [Germany]

NEC Italia s.r.l. [Italia]

NEC Scandinavia AB [Sweden]

NEC France S.A.S. [France]

NEC Iberica S.A.U. [Spain]

NEC Portugal-Telecomunicacoes e Sistemas, S.A. [Portugal]

NEC Hong Kong Limited [China]

NEC Telecommunications (Hong Kong) Limited [China]

NEC Corporation (Thailand) Ltd. [Thailand]

P.T. NEC Indonesia [Indonesia]

NEC Australia Pty. Ltd. [Australia]

NEC Business Solutions Pty. Ltd. [Australia]

NEC Canada, Inc. [Canada]

NEC do Brasil S.A. [Brazil]

NEC Solutions Brasil S.A. [Brazil]

NEC de Mexico, S.A. de C.V. [Mexico]

NEC Corporation of America [USA] and its 7 subsidiaries

Active Voice, LLC [USA] and its 1 subsidiary

NEC Unified Solutions, Inc. [USA] and its 1 subsidiary

NEC Argentina S.A. [Argentina]

Position/ Segment	Production Companies	Software Companies	Sales and Service Companies

Mobile/ Personal Solutions business	NEC Personal Products, Ltd.		NEC Mobiling, Ltd.

	NEC AccessTechnica, Ltd.		NEC BIGLOBE, Ltd.

	NEC Saitama, Ltd.		5 subsidiaries of NEC Computers Asia Pacific Sdn. Bhd [Malaysia]

	NEC Computers Asia Pacific Sdn. Bhd. [Malaysia]		PB Electronics, Inc. [USA]

	Wuhan NEC Mobile Communication Co., Ltd. [China]		NEC Computers, Inc. [USA]

	Telecommunications (China) Co., Ltd. [China]		NEC Computers S.A.S. [France]

NEC Technologies (UK) Ltd. [UK]

NEC Shizuoka business, Ltd.

Electron Devices business	NEC Electronics Corporation	NEC Micro Systems, Ltd.	Kinki Bunseki Center, Ltd.

	NEC Yamagata Ltd.		15 subsidiaries of NEC TOKIN Corporation

	NEC Akita, Ltd.		NEC Semiconductors Singapore Ltd. [Singapore]

	NEC Fukui Ltd.		NEC Electronics Hong Kong Limited [China]

	NEC Kansai Ltd.		NEC Electronics Shanghai Ltd. [China]

	NEC Yamaguchi Ltd.		NEC Compound Semiconductor Devices Hong Kong Limited [China]

	NEC Kyushu Ltd.		NEC Electronics Taiwan Ltd. [Taiwan]

	NEC Kagoshima, Ltd.		NEC Electronics UK Limited [UK]

	NEC Semicon Package Solutions Ltd.		NEC Electronics (Europe) GmbH [Germany]

	NEC Fabserve Ltd.		NEC Electronics Korea Ltd. [Korea]

NEC LCD Technologies, Ltd.

Nippon Denshi Light Co., Ltd.

NEC Electronics America, Inc. [America]

NEC Semiconductors Singapore Ltd. [Singapore]

NEC Semiconductors (Malaysia) Sdn. Bhd. [Malaysia]

P.T. NEC Semiconductors Indonesia [Indonesia]

Shougang NEC Electronics Co., Ltd. [China]

NEC Semiconductors (UK) Limited [UK]

NEC Semiconductors Ireland Limited [Ireland]

NEC TOKIN Corporation and its 9 subsidiaries

Others	Nippon Avionics Co., Ltd.		NEC Logistics, Ltd.

	NEC Nagano, Ltd.		NEC Facilities, Ltd.

	NEC Lighting, Ltd.		NEC Media Products, Ltd.

	NEC Viewtechnology, Ltd.		NEC Factory Engineering, Ltd.

	NEC Glass Components, Ltd.		NEC Livex, Ltd.

	NEC Display Solutions, Ltd.		NEC Tourist, Ltd.

	Tohoku Chemical Industries, Ltd.		NEC Professional Support, Ltd.

	NEC Nagano Karrie Electronics Ltd. [China]		NEC Vital Staff, Ltd.

	NEC Viewtechnology Trading (Shenzhen), Ltd. [China]		NEC Friendly Staff, Ltd.

	NPG Display Limited [China] and its 1 subsidiary		NEC Design, Ltd.

NEC Learning, Ltd.

NEC (China) Co., Ltd. [China]

NEC Financial Services, Inc.

NEC Laboratories America, Inc. [USA]

NEC Capital, Inc. [USA]

NEC Capital (UK) plc [UK]

NEC Business Coordination Centre (Singapore) Pte Ltd [Singapore]

5 subsidiaries of NEC Display Solutions, Ltd.

The below chart generally shows the relations between the Company and its affiliates in the business operation of the NEC Group.

4. Affiliated Companies

(1) Consolidated Subsidiaries

Name	Address	Capital (In millions of yen)	Main Business	Percentage of Voting Shares Held (%)	Relationship	Notes
LIVANCE-NET Ltd.	Minato-ku, Tokyo	420	Provision of outsourcing services of joint network for life insurance and ASP services	76.2	Loans from the Company: No Officers concurrent with the Company: Yes

Forward Integration System Service Co., Ltd.	Shinagawa-ku, Tokyo	295	Development, design and sale of information processing technologies and systems	100	Loans from the Company: Yes Officers concurrent with the Company: Yes

Bestcom Solutions Inc.	Saiwai-ku, Kawasaki-shi, Kanagawa	200	Development and maintenance and support of software products for local governments, etc.	51.0	Loans from the Company: No Officers concurrent with the Company: Yes

NEC Infrontia Corporation	Takatsu-ku, Kawasaki-shi, Kanagawa	10,331	Communication system business, and development, manufacture, sale and maintenance and support of electronics equipment such as POS terminals, and various information terminals	100	Supply of certain products to be sold by the Company Loans from the Company: No Officers concurrent with the Company: Yes	4

NEC Infrontia Tohoku Corporation	Shiraishi-shi, Miyagi	400	Manufacture and sale of communications equipment, information equipment and electronic components	(100 100)	Supply of certain products to be sold by the affiliates of the Company Loans from the Company: No Officers concurrent with the Company: No

ABeam Consulting Ltd.	Chiyoda-ku, Tokyo	6,200	Provision of business consulting services and packaged solution services.	66.7	Loans from the Company: No Officers concurrent with the Company: Yes	5

ABeam System Engineering	Chuo-ku, Tokyo	300	Planning, design, development, sale and maintenance and support of business management systems	(100 100)	Loans from the Company: No Officers concurrent with the Company: No	5

SGI Japan, Ltd.	Shibuya-ku, Tokyo	4,110	Development and sale of software and sale of servers, and graphic workstations, etc.	(16.5 49.4)	Sale of the Company’s products Loans from the Company: No Officers concurrent with the Company: Yes

NEC Total Integration Service Inc.	Minato-ku, Tokyo	400	Sale of computers and related equipment	(40.0 100)	Sale of the Company’s products Loans from the Company: No Officers concurrent with the Company: Yes

NEC TOSHIBA Space Systems, Ltd.	Fuchu-shi, Tokyo	3,530	Development, manufacture and sale of satellite systems, its components and satellite-related ground systems	60.0	Rental of a part of factories from the Company. Loans from the Company: No Officers concurrent with the Company: Yes

Name	Address	Capital (In millions of yen)	Main Business	Percentage of Voting Shares Held (%)	Relationship	Notes
NEC Network and Sensor Systems, Ltd.	Fuchu-shi, Tokyo	200	Manufacture, sale, and maintenance and support of communications equipment and electronic equipment	100

Supply and maintenance and support of certain products to be sold by the Company and certain components to be used by the Company

Rental of a part of factories from the Company

Loans from the Company: Yes

Officers concurrent with the Company: Yes

NEC Yamanashi Ltd.	Otsuki-shi, Tokyo	3,000	Manufacture and sale of communications equipment and components	100	Supply of certain products to be sold by the Company and certain components to be used by the Company Loans from the Company: Yes Officers concurrent with the Company: Yes

NEC Wireless Networks Ltd.	Fukushima-shi, Fukushima	400	Manufacture and sale of communications equipment and components	100

Supply of certain products to be sold by the Company and certain components to be used by the Company

Rental of a part of buildings from the Company

Loans from the Company: Yes

Officers concurrent with the Company: Yes

NEC Tohoku, Ltd.	Ichinoseki-shi, Iwate	300	Manufacture and sale of communications equipment	100	Supply of certain products to be sold by the Company and certain components to be used by the Company Loans from the Company: Yes Officers concurrent with the Company: Yes

NEC Computertechno, Ltd.	Koufu-shi, Yamanashi	1,200	Manufacture and sale of computers, etc	100	Development, design and supply of certain products to be sold by the Company and certain components to be used by the Company Loans from the Company: Yes Officers concurrent with the Company: Yes

SAY Technologies, Inc.	Chiyoda-ku, Tokyo	368	Provision of operation control solutions of open server systems	(62.1 72.0)	Development of certain software products to be sold by the Company and its affiliates Loans from the Company: Yes Officers concurrent with the Company: No

NEC Soft, Ltd.	Koto-ku, Tokyo	8,668	Development and sale of software relating to computers	100	Development of software relating to certain products to be sold by the Company Loans from the Company: Yes Officers concurrent with the Company: Yes	2

NEC Software Tohoku, Ltd.	Aoba-ku, Sendai-shi, Miyagi	200	Development and sale of software relating to computers	100	Development of software relating to certain products to be sold by the Company Loans from the Company: Yes Officers concurrent with the Company: Yes

NEC System Technologies, Ltd.	Chuo-ku, Osaka-shi, Osaka	6,796	Development and sale of software relating to computers	100	Development of software relating to certain products to be sold by the Company Loans from the Company: No Officers concurrent with the Company: Yes	2

NEC Communication Systems, Ltd.	Minato-ku, Tokyo	1,000	Development and sale of software relating to communications equipment and design of communications equipment	100	Design of certain products and development of software relating to certain products be sold by the Company Loans from the Company: Yes Officers concurrent with the Company: Yes

NEC Mobiling, Ltd.	Kouhoku-ku, Yokohama-shi, Kanagawa	2,370	Sale, system design and maintenance and support of communications equipment	51.0	System design and maintenance and support of certain products to be sold by the Company Loans from the Company: No Officers concurrent with the Company: Yes	2

Name	Address	Capital (In millions of yen)	Main Business	Percentage of Voting Shares Held (%)	Relationship	Notes
NEC Saitama, Ltd.	Kodama-gun Kamikawa-machi, Saitam	200	Manufacture and sale of communications equipment and components	100	Supply, development and design of certain products to be sold by the Company and certain components to be used by the Company Loans from the Company: No Officers concurrent with the Company: Yes	1

NEC Personal Products, Ltd.	Shinagawa-ku, Tokyo	18,830	Development, manufacture, sale and maintenance and support of personal computers, etc.	100	Supply of certain products to be sold by the Company and certain components to be used by the Company Loans from the Company: No Officers concurrent with the Company: Yes

NEC BIGLOBE, Ltd.	Shinagawa-ku, Tokyo	10,346	Provision of information and communications services and information supply services through networks such as the Internet	78.0	Supply of certain services to be sold or used by the Company Loans from the Company: No Officers concurrent with the Company: Yes	6

Auraline Corporation	Shinagawa-ku, Tokyo	298	Planning, proposal, operation, and management of operation regarding direct marketing through the Internet	(100 100)	Loans from the Company: No Officers concurrent with the Company: Yes

NEC AccessTechnica, Ltd.	Kakegawa-shi, Shizuoka	4,000	Manufacture and sale of computer peripherals, and communications equipment, etc	100	Supply of certain products to be sold by the Company and certain components to be used by the Company Loans from the Company: Yes Officers concurrent with the Company: Yes

CyberWing Corporation	Shinagawa-ku, Tokyo	440	Provision of the Internet-related services	(50.3 50.3)	Loans from the Company: No Officers concurrent with the Company: Yes

NEC Electronics Corporation	Nakahara-ku, Kawasaki-shi, Kanagawa	85,955	Research, development, manufacture, sale and provision of services of semiconductors except for general-purpose DRAM	(5.0 70.0)	Supply of certain components to be used by the Company and its affiliates, and supply of certain products to be sold by the affiliates of the Company Rental of buildings from the Company Loans from the Company: No Officers concurrent with the Company: Yes	1 2 8 20

NEC Yamagata Ltd.	Tsuruoka-shi, Yamagata	1,000	Development, manufacture (front-end) and sale of ICs and discrete semiconductors	(100 100)	Supply of certain products to be sold by the affiliates of the Company Rental of certain lands from the Company Loans from the Company: No Officers concurrent with the Company: No

NEC Kansai Ltd.	Otsu-shi, Shiga	1,000	Development, manufacture (front-end) and sale of ICs and discrete semiconductors	(100 100)	Supply of certain products to be sold by the affiliates of the Company Loans from the Company: No Officers concurrent with the Company: No

NEC Kyushu Ltd.	Kumamoto-shi, Kumamoto	1,000	Manufacture (front-end) and sale of ICs	(100 100)	Supply of certain products to be sold by the affiliates of the Company Loans from the Company: No Officers concurrent with the Company: No

NEC Fukui Ltd.	Sakai-gun, Harue-cho, Fukui	400	Development, manufacture (back-end) and sale of ICs and discrete semiconductors	(100 100)	Supply of certain products to be sold by the affiliates of the Company Loans from the Company: No Officers concurrent with the Company: No

Name	Address	Capital (In millions of yen)	Main Business	Percentage of Voting Shares Held (%)	Relationship	Notes
NEC Semicon Package Solutions Ltd.	Yanagawa-shi, Fukuoka	400	Manufacture (back-end) and sale of ICs	(100 100)	Supply of certain products for the affiliates of the Company Loans from the Company: No Officers concurrent with the Company: No

NEC Micro Systems., Ltd.	Nakahara-ku, Kawasaki-shi, Kanagawa	400	Design of ICs and development of software	(100 100)	Design of certain products and development of software relating to certain products to be sold by the affiliates of the Company Loans from the Company: No Officers concurrent with the Company: No

NEC Yamaguchi Ltd.	Ube-shi, Yamaguchi	320	Manufacture (front-end) and sale of ICs	(100 100)	Supply of certain products to be sold by the affiliates of the Company Loans from the Company: No Officers concurrent with the Company: No

NEC Fabserve Ltd.	Sagamihara-shi, Kanagawa	310	Trial manufacture and manufacture, and provision of equipment -related services relating to ICs	(100 100)	Supply of certain products to be sold by the affiliates of the Company Loans from the Company: No Officers concurrent with the Company: No

NEC Networks & System Integration Corporation	Shinagawa-ku, Tokyo	13,122	Design, construction, and maintenance and support of information communications systems and sale of related equipment	(12.9 51.5)	Construction relating to certain products to be sold by the Company and sale of certain products manufactured by the Company Loans from the Company: No Officers concurrent with the Company: Yes	2 9 20

Toyo Network Systems Co., Ltd.	Saiwai-ku, Kawasaki-shi, Kanagawa	400	Manufacture and sale of communications equipment and electronic application equipment	(100 100)	Supply and related-construction of certain products to be sold and certain components to be used by the Company and its affiliates Loans from the Company: No Officers concurrent with the Company: No

NEC TOKIN Corporation	Taihaku-ku, Sendai-shi, Miyagi	12,990	Manufacture and sale of components for electronic communications equipment and general electronic equipment	(12.3 52.3)	Supply of certain components to be used by the Company Loans from the Company: No Officers concurrent with the Company: Yes	2 10 20

NT Sales Co., LTD.	Chiyoda-ku, Tokyo	710	Sale of electronic components	(100 100)	Sale of certain products manufactured by the affiliates of the Company Loans from the Company: No Officers concurrent with the Company: No	11

NEC Fielding, Ltd.	Minato-ku, Tokyo	9,670	Maintenance and support, construction and installation of computers, etc. and sale of peripherals	(29.9 67.1)	Maintenance and support of certain products to be sold by the Company and sale of certain products Loans from the Company: No Officers concurrent with the Company: Yes	2 20

Nippon Avionics Co., Ltd.	Shinagawa-ku, Tokyo	5,145	Manufacture and sale of information systems, graphic processing equipment and electronic components	50.2	Supply of certain products to be sold by the Company and certain components to be used by the Company Loans from the Company: No Officers concurrent with the Company: Yes	2

Avionics Fukushima Co., Ltd.	Koriyama-shi, Fukushima	450	Manufacture and sale of hybrid ICs and electronic components	(100 100)	Supply of certain products to be sold by the affiliates of the Company Loans from the Company: No Officers concurrent with the Company: No

Yamanashi Avionics Co., Ltd.	Minami-ALPS-shi, Yamanashi	450	Manufacture and sale of printed wiring board	(100 100)	Supply of certain products to be sold by the affiliates of the Company Loans from the Company: No Officers concurrent with the Company: No

Name	Address	Capital (In millions of yen)	Main Business	Percentage of Voting Shares Held (%)	Relationship	Notes
NEC San-ei Instruments Ltd.	Tachikawa-shi, Tokyo	342	Manufacture and sale of industrial measuring instrument and infrared equipment	(100 100)	Supply of certain products to be sold by the affiliates of the Company Loans from the Company: No Officers concurrent with the Company: No

NEC Display Solutions, Ltd.	Minato-ku, Tokyo	4,500	Design, development, manufacture and sale of LCD, CRT displays and related application equipment	(0.1 100)	Supply of certain products to be sold by the Company and its affiliates Rental of buildings for factory from the Company Loans from the Company: Yes Officers concurrent with the Company: Yes	12

NEC LCD Technologies, Ltd.	Nakahara-ku, Kawasaki-shi, Kanagawa	3,000	Development, design, manufacture, sale and maintenance and support of color LCDs	100	Supply of certain components to be used by the Company and its affiliates Loans from the Company: No Officers concurrent with the Company: Yes	13

NEC Akita, Ltd.	Akita-shi, Akita	365	Manufacture and sale of electronic components	(100 100)	Supply of certain products to be sold by the affiliates of the Company Loans from the Company: No Officers concurrent with the Company: No	13

NEC Kagoshima, Ltd.	Izumi-shi, Kagoshima	365	Manufacture and sale of electronic components	(100 100)	Supply of certain products to be sold by the affiliates of the Company Loans from the Company: No Officers concurrent with the Company: No	13

NEC Lamilion Energy, Ltd.	Sagamihara-shi, Kanagawa	2,563	Research, development, manufacture and sale of laminated mangan lithium-ion batteries	(15.0 100)	Research and development services Loans from the Company: No Officers concurrent with the Company: Yes

NEC Lighting, Ltd.	Shinagawa-ku, Tokyo	1,000	Design, development, manufacture and sale of various luminous sources, tubu and globe, and illuminations luminaries	100

Supply of certain components to be used by the affiliates of the Company

Rental of buildings and lands for factory from the Company

Loans from the Company: Yes

Officers concurrent with the Company: Yes

NEC Viewtechnology, Ltd.	Minato-ku, Tokyo	1,000	Design, development, manufacture and sale of displays, communications terminals, computer peripherals, etc	100	Supply of certain products to be sold by the Company and its affiliates Rental of buildings for factory from the Company Loans from the Company: No Officers concurrent with the Company: Yes	12

NEC Nexsolutions, Ltd.	Minato-ku, Tokyo	815	Provision of systems integration and outsourcing and support, development of software and sale of computers, etc	100	Sale of the Company’s products Loans from the Company: Yes Officers concurrent with the Company: Yes

NITTO REINETSU INCORPORATED	Hanno-shi, Saitama	400	Manufacture and sale of refrigerating equipment and air cleaning equipment	100	Loans from the Company: Yes Officers concurrent with the Company: Yes

NEC Logistics, Ltd.	Nakahara-ku, Kawasaki-shi, Kanagawa	380	Services of administration, storage, acceptance and transportation of various goods, import and export management services, customs brokerage services and air transportation agency services	100	Storage and transportation of certain products to be sold by the Company and certain components to be used by the Company, etc. Loans from the Company: No Officers concurrent with the Company: Yes

Name	Address	Capital (In millions of yen)	Main Business	Percentage of Voting Shares Held (%)	Relationship	Notes
NEC Engineering, Ltd.	Minato-ku, Tokyo	370	Development and design of communications equipment, computers, etc	100	Development and design of certain products to be sold by the Company Loans from the Company: Yes Officers concurrent with the Company: Yes

NEC Facilities, Ltd.	Minato-ku, Tokyo	240	Design of buildings, execution control, facilities management, sale of real estate and insurance agency	100	Design, execution control, facilities management of the Company’s facilities and insurance agency for the Company and its employees Loans from the Company: No Officers concurrent with the Company: Yes

NEC Media Products, Ltd.	Ota-ku, Tokyo	235	Planning, production, printing and copying of various contents, documents and advertisement	98.9	Supply of prints and duplications to be used by the Company Loans from the Company: No Officers concurrent with the Company: Yes

NEC Nagano, Ltd.	Ina-shi, Nagano	200	Manufacture, sale and maintenance and support of displays, car-electronics equipment and industrial electronic components, etc.	100	Supply of certain products to be sold by the Company and its affiliates Rental of buildings and lands from the Company Loans from the Company: Yes Officers concurrent with the Company: Yes

NEC Informatec Systems, Ltd.	Minato-ku, Tokyo	200	Development and sale of computer software and operation of computers	100

Development of software relating to certain products to be sold by the Company and development of software and operation of computers to be used by the Company

Loans from the Company: No

Officers concurrent with the Company: Yes

Name	Address	Capital	Main Business	Percentage of Voting Shares Held (%)	Relationship	Notes
NEC Unified Solutions, Inc.	Irving, Texas, U.S.A.	(In thousands of US dollar) 121,901	Sale of communications equipment	(100 100)	Sale of the Company’s products Loans from the Company: No Officers concurrent with the Company: Yes

Active Voice, LLC	Seattle, Washington, U.S.A.	14,000	Development and sale of communications equipment	(100 100)	Development of certain products to be sold by the Company Loans from the Company: No Officers concurrent with the Company: Yes

Active Voice B.V.	Almere, Netherland	(In thousands of euro) 3,759	Development and sale of communications equipment	(100 100)	Development of certain products to be sold by the Company Loans from the Company: No Officers concurrent with the Company: No

ABeam Consulting (USA)Ltd.	New York, U.S.A.	(In thousands of US dollar) 14,000	Provision of consulting services	(100 100)	Loans from the Company: No Officers concurrent with the Company: No	14

ABeam Consulting (Singapore) Pte. Ltd.	Singapore	(In thousands of Singapore dollar) 11,713	Provision of consulting services	(100 100)	Loans from the Company: No Officers concurrent with the Company: No

ABeam Consulting (Shanghai) Ltd.	Shanghai, China	(In thousands of US dollar) 2,500	Provision of consulting services	(100 100)	Loans from the Company: No Officers concurrent with the Company: No

ABeam Consulting Korea Ltd.	Seoul, Korea	(In millions of won) 2,017	Provision of consulting services	(100 100)	Loans from the Company: No Officers concurrent with the Company: No

ABeam Consulting (Europe) B.V.	Amsterdam, Netherland	(In thousands of euro) 6,118	Provision of consulting services	(100 100)	Loans from the Company: No Officers concurrent with the Company: No

NEC Infrontia, Inc.	Irving, Texas, U.S.A.	(In thousands of US dollar) 9,541	Sale and maintenance support of electronic key telephone, etc.	(100 100)	Sale of products of the Company’s affiliates Loans from the Company: No Officers concurrent with the Company: No

NEC Infrontia Thai Limited	Pathumthani, Thailand	(In thousands of baht) 593,350	Manufacture and sale of electronic key telephones and peripherals	(100 100)	Supply of certain products to be sold by the affiliates of the Company Loans from the Company: No Officers concurrent with the Company: No

NEC Infrontia Asia Pacific Sdn. Bhd.	Selangor Darul Ehsan, Malaysia	(In thousands of ringgit) 7,600	Sale and maintenance and support of information communications systems	(90 90)	Sale of products of the Company’s affiliates Loans from the Company: No Officers concurrent with the Company: No

Name	Address	Capital	Main Business	Percentage of Voting Shares Held	Relationship	Notes
NEC Infrontia Limited	Leicestershire, United Kingdom	(In thousands of sterling pound) 2,335	Sale and maintenance and support of information communications systems	(100 100)	Sale of products of the Company’s affiliates Loans from the Company: No Officers concurrent with the Company: No

ObTech Asia Pacific Pte., Ltd.	Singapore	(In thousands of US dollar) 6,293	Provision of systems integration and systems integration business for manufacturing companies	(4.6 99.1)	Loans from the Company: No Officers concurrent with the Company: Yes

NEC Canada, Inc.	Mississauga, Ontario, Canada	(In thousands of Canadian dollar) 7,351	Sale of communications equipment	(100 100)	Sale of the Company’s products Loans from the Company: No Officers concurrent with the Company: Yes

NEC Business Solutions Pty. Ltd.	Mulgrave, Victoria, Australia	(In thousands of Australian dollar) 21,452	Sale of communications equipment and information processing equipment	(100 100)	Sale of the Company’s products Loans from the Company: No Officers concurrent with the Company: Yes	15

NEC Philips Unified Solutions Italia S.p.a	Milano, Italia	(In thousands of euro) 3,500	Sale of communications equipment	(100 100)	Sale of the Company’s products Loans from the Company: No Officers concurrent with the Company: No

NEC do Brazil S.A.	Sao Paulo, Brazil	(In thousands of real) 104,354	Sale of communications equipment	100	Sale of the Company’s products Loans from the Company: No Officers concurrent with the Company: Yes

NEC Solutions Brazil S.A.	Sao Paulo, Brazil	35,030	Sale of communications equipment and information processing equipment	100	Sale of the Company’s products Loans from the Company: No Officers concurrent with the Company: Yes

NEC New Zealand Limited	Wellington, New Zealand	(In thousands of New Zealand dollar) 2,500	Sale of communications equipment	100	Sale of the Company’s products Loans from the Company: No Officers concurrent with the Company: Yes

Guilin NEC Radio Communications Limited	Guilin, China	(In thousands of US dollar) 4,500	Manufacture and sale of communications equipment	(19 100)	Sale of the Company’s products and purchase from the Company of certain components to be used by this company Loans from the Company: No Officers concurrent with the Company: Yes

XI`an NEC Radio Communications Equipments Co., Ltd.	XI`an, China	4,500	Manufacture and sale of communications equipment	(19 100)	Sale of some of the Company’s products and purchase from the Company of certain components to be used by this company Loans from the Company: No Officers concurrent with the Company: Yes

Name	Address	Capital	Main Business	Percentage of Voting Shares Held	Relationship	Notes
VNPT-NEC Telecommunication Systems Company Limited	Hanoi, Vietnam	(In thousands of US dollar) 7,000	Sale, construction and maintenance and support of communications equipment	51.0	Sale of the Company’s products Loans from the Company: No Officers concurrent with the Company: Yes

Closed Joint-Stock Company NEC Neva Communications Systems	Petersburg, Russia	4,880	Sale of communications equipment	56.2	Sale of the Company’s products Loans from the Company: No Officers concurrent with the Company: Yes

Telecom MODUS Limited	England, United Kingdom	(In thousands of pound) 1,000	Development of mobile communications systems	60.0	Loans from the Company: No Officers concurrent with the Company: Yes

NEC Technologies Hong Kong Limited	Hong Kong, China	(In thousands of US dollar) 19,830	Manufacture and sale of computer peripherals, communications equipment and computers	100	Supply of certain products to be sold by the affiliates of the Company Loans from the Company: No Officers concurrent with the Company: Yes

NEC Advanced Software Technology (Beijing) Co., Ltd.	Beijing, China	(In thousands of yuan) 13,197	Development of computer software	(10 100)	Development of software relating to certain products to be sold by the Company Loans from the Company: No Officers concurrent with the Company: Yes

NEC High Performance Computing Europe GmbH	Dusseldorf, Germany	(In thousands of euro) 3,500	Sale, rental and maintenance and support of high performance computers	(100 100)	Sale of the Company’s products Loans from the Company: No Officers concurrent with the Company: Yes

Vibren Technologies, Inc.	Boxborough, Massachusetts, U.S.A.	(In thousands of US dollar) 5,000	Development and sale of computer software and sale of information processing equipment	(100 100)	Development of software relating to products to be sold by the Company Loans from the Company: No Officers concurrent with the Company: No

Wuhan NEC Mobile Communication Co., Ltd.	Wuhan, China	388,000	Manufacture and sale of mobile handsets	(10.2 100)	Sale of the Company’s products and purchase of certain components from the Company to be used by this company Loans from the Company: No Officers concurrent with the Company: Yes

NEC Telecommunications (China) Co., Ltd.	Tianjin, China	32,000	Manufacture, sale and maintenance and support of communications equipment	(10.0 95.0)	Sale of the Company’s products and purchase of certain components from the Company to be used by this company Loans from the Company: No Officers concurrent with the Company: Yes

NEC Technologies (UK) Ltd.	Reading, United Kingdom	(In thousands of sterling pound) 10,000	Development of communications equipment	100	Development of certain products to be sold by the Company Loans from the Company: No Officers concurrent with the Company: Yes

NEC Computers New Zealand Ltd.	Auckland, New Zealand	(In thousands of New Zealand dollar) 4,061	Sale of personal computers	(100 100)	Sale of products of the Company’s affiliates Loans from the Company: No Officers concurrent with the Company: No

Name	Address	Capital	Main Business	Percentage of Voting Shares Held	Relationship	Notes
NEC Computers Asia Pacific Sdn. Bhd.	Penang, Malaysia	(In thousands of ringgit) 148,497	Manufacture and sale of personal computers	(100 100)	Sale of products of the Company’s affiliates Loans from the Company: No Officers concurrent with the Company: Yes

NEC Corporation of America	Irving, Texas, U.S.A.	(In thousands of US dollar) 929,928	Sale of communications equipments, computer peripherals and systems integration	(100 100)	Sale of the Company’s products and purchase of certain components from the Company to be used by this company Loans from the Company: No Officers concurrent with the Company: Yes	16

Niteo Partners, Inc.	Iselin, New Jersey, U.S.A	25,420	systems integration business	(100 100)	Loans from the Company: No Officer concurrent with the Company: Yes

NEC Laboratories America, Inc.	Princeton, New Jersey, U.S.A.	8,420	Research and development	(100 100)	Research and development services to the Company Loans from the Company: No Officers concurrent with the Company: Yes

NEC Financial Services, Inc.	Teaneck, New Jersey, U.S.A.	12,000	Financial services	(100 100)	Financing services relating to sales by the Company’s subsidiaries in the U.S. Loans from the Company: No Officers concurrent with the Company: Yes

NEC Capital, Inc.	Teaneck, New Jersey, U.S.A.	5,000	Financial services	(100 100)	Procurement and management of funds for the Company’s subsidiaries in the U.S. Loans from the Company: No Officers concurrent with the Company: Yes

NEC Electronics America, Inc.	Santa Clara, California, U.S.A.	380,800	Development, manufacture (front-end) and sale of ICs	(100 100)	Supply and sale of certain products to be sold by the affiliates of the Company Loans from the Company: No Officers concurrent with the Company: No	1

NEC Semiconductors Ireland Limited	Ballivor, Ireland	(In thousands of euro) 65,898	Manufacture (back-end) and sale of ICs	(100 100)	Supply and sale of certain products to be sold by the affiliates of the Company Loans from the Company: No Officers concurrent with the Company: No

NEC Electronics (Europe) GmbH	Dusseldorf, Germany	14,000	Sale of electronic components	(100 100)	Sale of certain products of the Company’s affiliates Loans from the Company: No Officers concurrent with the Company: No

NEC Semiconductors (Malaysia) Sdn. Bhd.	Kuala Langat, Malaysia	(In thousands of ringgit) 118,237	Manufacture (back-end) and sale of ICs and discrete semiconductors	(100 100)	Supply and sale of certain products to be sold by the affiliates of the Company Loans from the Company: No Officers concurrent with the Company: No

NEC Semiconductors Singapore Ltd.	Singapore	(In thousands of Singapore dollar) 111,000	Manufacture (back-end) and sale of ICs	(100 100)	Supply and sale of certain products to be sold by the affiliates of the Company Loans from the Company: No Officers concurrent with the Company: No

NEC Electronics Singapore Pte. Ltd.	Singapore	3,000	Sale of electronic components	(100 100)	Sale of certain products of the Company’s affiliates Loans from the Company: No Officers concurrent with the Company: No

Name	Address	Capital	Main Business	Percentage of Voting Shares Held	Relationship	Notes
P.T. NEC Semiconductors Indonesia	East Jakarta, Indonesia	(In thousands of US dollar) 15,400	Manufacture (back-end) and sale of ICs and discrete semiconductors	(100 100)	Supply and sale of certain products to be sold by the affiliates of the Company Loans from the Company: No Officers concurrent with the Company: No

Shougang NEC Electronics Co., Ltd.	Beijing, China	(In millions of yen) 20,750	Design, manufacture (front- and back-ends) and sale of ICs	(50.3 50.3)	Supply and sale of certain products to be sold by the Company’s affiliates Loans from the Company: No Officers concurrent with the Company: No

NEC Electronics China Limited	Beijing, China	(In thousands of US dollar) 38,540	Design, development and sale of ICs and software	(100 100)	Development, design and sale of products of the Company’s affiliates Loans from the Company: No Officers concurrent with the Company: No

NEC Electronics Taiwan Ltd.	Taipei, Taiwan	(In thousands of new Taiwan dollar) 100,000	Sale of electronic components	(100 100)	Sale of certain products of the Company’s affiliates Loans from the Company: No Officers concurrent with the Company: No

NEC Electronics Korea Ltd.	Seoul, Korea	(In millions of won) 2,000	Sale of electronic components	(100 100)	Sale of certain products of the Company’s affiliates Loans from the Company: No Officers concurrent with the Company: No	17

NEC TOKIN International Inc.	Union City, California, U.S.A.	(In thousands of US dollar) 8,700	Holding company	(100 100)	Loans from the Company: No Officers concurrent with the Company: No

NEC TOKIN America Inc.	Union City, California, U.S.A.	3,930	Sale of materials and components for electronic equipment	(100 100)	Sale of certain components manufactured by the Company’s affiliates Loans from the Company: No Officers concurrent with the Company: No

Tokin Magnetics Inc.	Union City, California, U.S.A.	1,800	Manufacture and sale of electronic components, etc	(100 100)	Manufacture of certain components to be sold by the Company’s affiliates Loans from the Company: No Officers concurrent with the Company: No

NEC TOKIN Singapore Pte. Ltd.	Singapore	(In thousands of Singapore dollar) 17,320	Sale of electronic components	(100 100)	Sale of certain components manufactured by the Company’s affiliates Loans from the Company: No Officers concurrent with the Company: No

NEC TOKIN Hong Kong Ltd.	Hong Kong, China	(In thousands of US dollar) 5,500	Sale of electronic components	(100 100)	Sale of certain components manufactured by the Company’s affiliates Loans from the Company: No Officers concurrent with the Company: No

NEC TOKIN Electronics (Thailand) Co., Ltd.	Pathumthani, Thailand	(In thousands of baht) 1,408,000	Manufacture and sale of electronic components	(100 100)	Manufacture of certain components to be sold by the Company’s affiliates Loans from the Company: No Officers concurrent with the Company: No

NEC TOKIN Electronics (Vietnam) Co., Ltd.	Bien Hoa City, Vietnam	(In thousands of US dollar) 8,600	Manufacture and sale of electronic components	(100 100)	Manufacture of certain components to be sold by the Company’s affiliates Loans from the Company: No Officers concurrent with the Company: No

NEC TOKIN Electronics (Xiamen) Corporation	Xiamen, China	31,952	Manufacture and sale of electronic components	(100 100)	Manufacture of certain components to be sold by the Company’s affiliates Loans from the Company: No Officers concurrent with the Company: No

NEC TOKIN Electronics (Wujiang) Corporation	Wojiang, China	31,000	Manufacture and sale of electronic components	(100 100)	Manufacture of certain components to be sold by the Company’s affiliates Loans from the Company: No Officers concurrent with the Company: No

Name	Address	Capital	Main Business	Percentage of Voting Shares Held	Relationship	Notes
NEC Argentina S.A.	Buenos Aires, Argentina	(In thousands of Argentina peso) 22,242	Sale of communications equipment and systems integration	(100 100)	Sale of certain products sold by the Company Loans from the Company: No Officers concurrent with the Company: Yes

NESIC BRASIL S.A.	Sao Paulo, Brazil	(In thousands of real) 10,186	Communications construction business	(100 100)	Maintenance and support and construction of certain products to be sold by the Company’s affiliates Loans from the Company: No Officers concurrent with the Company: No

Gaia Forest Plantation Company Pty. Ltd.	Mulgrave, Victoria, Australia	(In thousands of Australia dollar) 5,560	Tree-planting business	100	Activity for reduction of quantity of CO2 discharged by the NEC Group by planted trees Loans from the Company: No Officers concurrent with the Company: Yes

NEC Australia Pty. Ltd.	Mulgrave, Victoria, Australia	109,700	Sale of communications equipment and information processing equipment	100	Sale of the Company’s products and purchase of certain components from the Company to be used by this company Loans from the Company: No Officers concurrent with the Company: Yes	13

NEC (China) Co., Ltd.	Beijing, China	( In thousands of US dollar) 84,274	Regional headquarter in China, and support of corporate staff functions in the NEC Group companies (Holding company)	100	Loans from the Company: No Officers concurrent with the Company: Yes

NEC Lighting (Shanghai) Co., Ltd.	Shanghai, China	(In millions of yen) 2,900	Development, manufacture and sale of cold cathode fluorescent tubes	(100 100)	Supply of certain products to be sold by the Company’s affiliates Loans from the Company: No Officers concurrent with the Company: No

NEC Information Systems (Shanghai), Ltd.	Shanghai, China	(In thousands of US dollar) 8,605	Sale of personal computers and servers	(40.7 100)	Sale of products of the Company and its affiliates Loans from the Company: No Officers concurrent with the Company: Yes

NEC Solutions (China) Co., Ltd.	Beijing, China	8,591	Development of information processing equipment and sale of systems integration	(22.9 100)	Sale of the Company’s products and development of certain products to be sold by the Company Loans from the Company: No Officers concurrent with the Company: Yes

NPG Display Limited	Hong Kong, China	7,400	Manufacture of displays	70.0	Supply of certain products to be sold by the Company’s affiliates Loans from the Company: No Officers concurrent with the Company: Yes

NPG Display (Don guan) Co. Ltd.	Dongguan, China	13,100	Manufacture of displays	(100 100)	Supply of certain products to be sold by the Company’s affiliates Loans from the Company: No Officers concurrent with the Company: No

NEC Nagano Karrie Electronics Ltd.	Hong Kong, China	(In thousands of Hong Kong dollar) 20,000	Manufacture and sale of personal computer peripherals	(51.7 51.7)	Supply of certain products to be sold by the Company’s affiliates Loans from the Company: No Officers concurrent with the Company: No

NEC Hong Kong Limited	Hong Kong, China	19,094	Sale of communications equipment, information processing equipment, and systems integration	100	Sale of the Company’s products and purchase of certain components from the Company to be used by this company Loans from the Company: No Officers concurrent with the Company: Yes

NEC Taiwan Ltd.	Taipei, Taiwan	(In thousands of new Taiwan dollar) 222,973	Sale of communications equipment, computers and computer peripherals	100	Sale of the Company’s products Loans from the Company: No Officers concurrent with the Company: Yes

Name	Address	Capital	Main Business	Percentage of Voting Shares Held	Relationship	Notes
NEC Solutions Asia Pacific Pte. Ltd.	Singapore	(In thousands of Singapore dollar) 12,644	Sale of computer peripherals and systems integration	100	Sale of the Company’s products Loans from the Company: No Officers concurrent with the Company: Yes

NEC Corporation (Thailand) Ltd.	Wattana, Bangkok, Thailand	(In thousands of baht) 343,000	Sale and maintenance and support of communications equipment, and sale of systems integration	(48.8 89.9)	Sale of the Company’s products Loans from the Company: No Officers concurrent with the Company: Yes

P.T. NEC Indonesia	Jakarta, Indonesia	(In millions of Indonesia rupiah) 52,618	Sale of communications equipment and IT solutions, etc.	80.0	Sale of the Company’s products Loans from the Company: No Officers concurrent with the Company: Yes

NEC Europe Ltd.	London, United Kingdom	(In thousands of sterling pound) 64,720	Control of sale, marketing, distribution and inventory management in Europe	100	Sale and maintenance and support of the Company’s products to the Company’s affiliates in Europe Loans from the Company: No Officers concurrent with the Company: Yes

NEC (UK) Ltd.	London, United Kingdom	4,481	Sale of communications equipment and computer peripherals	(100 100)	Sale of the Company’s products Loans from the Company: No Officers concurrent with the Company: No

NEC Capital (UK) plc	London, United Kingdom	1,000	Financial service	100	Procurement and management of funds for the Company’s affiliates in Europe Loans from the Company: No Officers concurrent with the Company: Yes

NEC Deutschland GmbH	Ismaning, Germany	(In thousands of euro) 39,779	Sale of communications equipment and computer peripherals	(100 100)	Sale of the Company’s products Loans from the Company: No Officers concurrent with the Company: No

NEC Computers S.A.S.	Puteau, France	38,000	Development, manufacture and sale of personal computers, servers and related services	100

Sale of certain products of the Company and its affiliates and purchase of certain components from the Company to be used by this company

Loans from the Company: No

Officers concurrent with the Company: Yes

NEC France S.A.S.	Nanteree, Cedex, France	1,808	Sale of communications equipment and computer peripherals	(100 100)	Sale of the Company’s products Loans from the Company: No Officers concurrent with the Company: No

NEC Portugal-Telecomunicacoes e Sistemas, S.A.	Caparica, Portugal	3,316	Manufacture and sale of communications equipment	67.5	Sale of the Company’s products Loans from the Company: No Officers concurrent with the Company: No

In addition to the above, there are 200 consolidated subsidiaries.

(2) Affiliated companies accounted for by the equity method

Name	Address	Capital	Main Business	Percentage of Voting Shares Held (%)	Relationship	Notes
PLEOMART, Inc.	Minato-ku, Tokyo	(In millions of yen) 1,100	Provision of support services for procurement of maintenance, repair and operations	36.3	Sale of the Company’s products and supply of certain components to be used by the Company Loans from the Company: No Officers concurrent with the Company: Yes

HBA Corporation	Chuo-ku, Sapporo-shi, Hokkaido	324	Construction and operation of computer systems	35.0	Loans from the Company: No Officers concurrent with the Company: Yes

BCC Co., Ltd.	Chuo-ku, Fukuoka-shi, Fukuoka	247	Construction and operation of computer systems	30.0	Loans from the Company: No Officers concurrent with the Company: Yes

Keyware Solutions Inc.	Shinjuku-ku, Tokyo	1,737	Development and sale of software relating to computer	35.0	Development of software relating to certain products to be sold by the Company Loans from the Company: No Officers concurrent with the Company: Yes	2 18

NIPPON COMPUTER SYSTEM CO., LTD.	Chuo-ku, Oosaka-shi, Oosaka	3,775	Design, development, support of operation of computer systems and sale of information processing equipment	22.6	Development of software relating to certain products to be sold by the Company Loans from the Company: No Officers concurrent with the Company: Yes	2

Media EXchange, Inc.	Toshima-ku, Tokyo	4,097	Telecommunications business pursuant to Telecommunications Business Law	(31.6 31.6)	Loans from the Company: No Officers concurrent with the Company: No

OAS Corporation	Chiyoda-ku, Tokyo	225	Development and research of software	(27.8 27.8)	Development of software of certain products to be sold by the NEC Group Loans from the Company: No Officers concurrent with the Company: No

Kakoi Electro Corp.	Kagoshima-shi, Kagoshima	219	Sale and repair of electric appliances and office automation equipment, etc.	(33.1 33.1)	Loans from the Company: No Officers concurrent with the Company: No

JNT SYSTEM Co., Ltd	Chuo-ku, Tokyo	200	Construction and operation of computer systems	(18.0 28.0)	Development of software to be sold by the Company’s affiliates Loans from the Company: No Officers concurrent with the Company: Yes

IMC Corporation	Chiyoda-ku, Tokyo	400	Process and sale of satellite image, etc. and maintenance and support of receiving or analyzing equipment thereof	24.0	Purchase of equipment and software from the Company to be used by this company Loans from the Company: No Officers concurrent with the Company: Yes

ALAXALA Networks Corporation	Saiwai-ku, Kawasaki-shi, Kanagawa	5,505	Developments, design, manufacture, sale and maintenance and support of routers and switches	40.0	Supply of certain products to be sold by the Company Loans from the Company: No Officers concurrent with the Company: Yes

SOUTH TOKYO CABLETELEVISION	Shinagawa-ku, Tokyo	2,500	CATV broadcast business and telecommunications business	(5.0 38.2)	Purchase of certain components from the Company to be used by this company Loans from the Company: No Officers concurrent with the Company: No

Sony NEC Optiarc Inc.	Shinagawa-ku, Tokyo	1,490	Development, marketing and sale of optical disc drive products	45.0	Supply of certain components to be sold by the Company’s affiliates Loans from the Company: No Officers concurrent with the Company: Yes	19

Name	Address	Capital	Main Business	Percentage of Voting Shares Held (%)	Relationship	Notes
Adcore-Tech Co., Ltd.	Yokosuka-shi, Kanagawa	(In millions of yen) 6,000	Development, and maintenance and support of communications equipment and licensing thereof	(11.7 44.2)	Development and maintenance and support of certain products to be sold by the Company Loans from the Company: No Officers concurrent with the Company: Yes

PC Technology Co., Ltd.	Chiyoda-ku, Tokyo	270	Repair of personal computers and sale of office automation equipment and devices, etc.	49.0	Loans from the Company: No Officers concurrent with the Company: Yes

Nippon Electric Glass Co., Ltd.	Otsu-shi, Shiga	18,385	Manufacture and sale of various glasses such as glass for cathode-ray tubes, glass fiber for electronic components and glass tubes	(11.8 25.4)	Supply of certain components to be used by the Company Loans from the Company: No Officers concurrent with the Company: Yes	2 20

ANRITSU CORPORATION	Atsugi-shi, Kanagawa	14,049	Manufacture and sale of communications equipment, measuring instruments, electronic equipment	(15.5 22.0)	Supply of certain components and facilities to be used by the Company Loans from the Company: No Officers concurrent with the Company: Yes	2 20

Japan Aviation Electronics Industry, Limited	Shibuya-ku, Tokyo	10,690	Manufacture and sale of connectors and electronic equipment for aviation and space	(15.2 39.9)	Supply of certain components to be used by the Company Loans from the Company: No Officers concurrent with the Company: Yes	2 20

NEC Leasing, Ltd.	Minato-ku, Tokyo	3,776	Lease of various machines, facilities and equipment, etc.	37.7	Lease of the Company’s products and manufacture facilities of the Company’s affiliates Loans from the Company: No Officers concurrent with the Company: Yes	2

Honda elesys Co., Ltd.	Hodogaya-ku, Yokohama-shi, Kanagawa	1,950	Development, manufacture and sale of control units for cars	33.4	Loans from the Company: No Officers concurrent with the Company: No

NEC SCHOTT Components Corporation	Koka-shi, Shiga	1,700	Development, manufacture and sale of electronic components and sale of glassware	49.0	Loans from the Company: No Officers concurrent with the Company: Yes

SINCERE Corporation	Sinagawa-ku, Tokyo	1,030	Recycle business and maintenance of buildings	40.5	Waste disposal and floor cleaning for the Company and its affiliates Loans from the Company: No Officers concurrent with the Company: Yes

NEC TOPPAN CIRCUIT SOLUTIONS, INC.	Chuo-ku, Tokyo	1,000	Development, manufacture and sale of electronic components	45.0	Supply of certain components to be used by the Company and its affiliates Loans from the Company: No Officers concurrent with the Company: Yes

Imation Corp.	Setagaya-ku, Tokyo	480	Manufacture and sale of computer peripherals	20.0	Supply of certain components to be used by the Company and its affiliates Loans from the Company: No Officers concurrent with the Company: Yes

Name	Address	Capital	Main Business	Percentage of Voting Shares Held	Relationship	Notes
AUTHENTIC LIMITED	Takatsu-ku, Kawasaki-shi, Kanagawa	401	Development, design manufacture and sale of various audio equipment such as speakers	49.9	Supply of certain products to be sold by the Company’s affiliates Loans from the Company: No Officers concurrent with the Company: No

NIPPON YTTRIUM CO., LTD.	Mitaka-shi, Tokyo	400	Manufacture and sale of rare-earth metal and rare-earth compound	(30.0 30.0)	Sale of certain products of the Company’s affiliates and supply of certain components to be used by the Company’s afiliates Loans from the Company: No Officers concurrent with the Company: No

NIPPON DENGYO KOSAKU CO., LTD.	Chiyoda-ku, Tokyo	330	Manufacture and sale of telecommunications equipment	(8.0 23.9)	Supply of certain components to be sold by the Company Loans from the Company: No Officers concurrent with the Company: No

Wuhan FiberHome Mobile Communication Inc.	Wuhan, China	(In thousands of yuan) 121,500	Development, sale and maintenance and support of mobile communications systems	(7.5 30.0)	Loans from the Company: No Officers concurrent with the Company: Yes

Wuhan NEC Fiber Optic Communications Industry Co., Ltd.	Wuhan, China	84,742	Manufacture and sale of communications equipment	(10.0 35.0)	Sale of the Company’s products and purchase of certain components from the Company to be used by this company Loans from the Company: No Officers concurrent with the Company: Yes

PERNEC Corporation Berhad	Kuala Lumper, Malaysia	(In thousands of ringgit) 39,678	Manufacture and sale of communications equipment	29.9	Sale of the Company’s products. Loans from the Company: No Officers concurrent with the Company: Yes

Mobisphere Limited	Berkshire, United Kingdom	(In thousands of sterling pound) 15,000	Development and sale of mobile communications systems	(24.0 49.0)	Loans from the Company: No Officers concurrent with the Company: Yes

COSMOBIC Technology Co., Ltd.	Shanghai, China	(In thousands of US dollar) 8,000	Development services of mobile handsets, inter operability test services, sublicensing and technical consulting services	47.0	Development of certain products to be sold by the Company, and collection of license fees of the Company’s technologies.

Shanghai SVA NEC Liquid Crystal Display., Ltd	Shanghai, China	(In millions of yen) 61,000	Development, manufacture and sale of color LCDs	(12.0 25.0)

Purchase of certain components from the Company’s affiliates to be used by this company, and supply of certain components to be used by the Company’s affiliates

Loans from the Company: No

Officers concurrent with the Company: Yes

In addition to the above, there are 35 companies accounted for by the equity method.

Notes:	1.	These companies are the Company’s Specified Subsidiaries (“Tokutei Kogaisha”).
	2.	These companies filed Security Registration Statement (“Yukashoken Todokedesho”) or Annual Securities Report.
	3.	Parenthetical figures of the Percentage of Voting Shares Held indicate the percentage of voting shares held indirectly by the Company, which are included in the non-parenthetical figures in the same cell.
	4.	NEC Infrontia Corporation became a wholly owned subsidiary of the Company as of May 1, 2006 through stock-for-stock exchange.
	5.	E.Piphany Solutions Ltd. merged with ABeam System Engineering Ltd. as of December 1, 2006, and changed its corporate name of into Abeam System Engineering Ltd. on the same day. In addition, Abeam Consulting Ltd. merged with ABeam System Engineering Ltd. as of April 1, 2007.
	6.	While the percentage of voting shares held by the Company was not more than 50%, this company is the Company’s subsidiary due to substantial control by the Company.

7.	NEC BIGLOBE, Ltd. was established as of July 3, 2006 by demerger from the Company, succeeding its BIGLOBE business.
8.	NEC Electronics Corporation merged with NEC Compound Semiconductor Devices, Ltd. on April 1, 2006, and merged with NEC Deviceport, Ltd. as of November 1, 2006.
9.	The percentage of voting shares held by the Company to NEC Networks & System Integration Corporation became 51.5% (including 12.9%, the percentage of voting shares held indirectly by the Company) due to its stock-for-stock exchange as of April 1, 2006.
10.	NEC TOKIN Corporation merged with NEC TOKIN Toyama, Ltd., NEC TOKIN Tochigi, Ltd., NEC TOKIN Iwate, Ltd., NEC TOKIN Hyogo, Ltd. and TOKIN Shoko Corporation as of April 1, 2006
11.	NT Sales Co., LTD became a company accounted for by the equity method since NEC TOKIN Corporation transferred its shares in NT Sales Co., LTD to another company as of April 1, 2007.
12.	NEC Viewtechnology, Ltd. merged with NEC Display Solutions, Ltd. as of April 1, 2007 and changed its corporate name into NEC Display Solutions, Ltd. on the same day.
13.	NEC Akita, Ltd. and NEC Kagoshima, Ltd. transferred all of its operations to NEC LCD Technologies, Ltd. as of April 1, 2007 and dissolved as of April 30, 2007.
14.	ABeam Consulting (USA) Ltd. merged with Qorval Integrated Solutions, Inc. as of October 1, 2006.
15.	NEC Business Solutions Pty. Ltd. transferred all of its operations to NEC Australia Pty. Ltd. as of April 1, 2007.
16.	As of July 1, 2006, NEC Solutions (America), Inc. succeeded all of business of NEC USA, Inc., and merged with NEC America, Inc., and changed its corporate name into NEC Corporation of America.
17.	NEC Electronics Korea Ltd. was established as of September 1, 2006.
18.	Keyware Solutions Inc. listed on JASDAQ Securities Exchange, Inc. as of June 7, 2006.
19.	Sony NEC Optiarc Inc. was established by demerger as of April 3, 2006.
20.	The figures for the percentage of voting shares held include those of the shares contributed as part of severance indemnities trust with reservation of rights for voting instruction, which figures are included in the figures of the percentage of voting shares held indirectly by the Company.

The percentage of voting shares held in the companies concerned and those contributed as part of severance indemnities trust are as follows:

NEC Electronics Corporation	5.0% out of 70.0%
NEC Networks & System Integration Corporation	12.9% out of 51.5%
NEC TOKIN Corporation	11.9% out of 52.3%
NEC Fielding, Ltd.	29.9% out of 67.1%
Nippon Electric Glass Co., Ltd.	11.8% out of 25.4%
ANRITSU CORPORATION	15.5% out of 22.0%
Japan Aviation Electronics Industry, Limited	15.2% out of 39.9%

5. Employees

(1)	Employees of consolidated companies

(As of March 31, 2007)
Segment	Number of Employees
IT/Network Solutions Business	78,668
Mobile/Personal Solutions Business	8,708
Electron Devices Business	47,891
Others	19,519

Total	154,786

(2)	Employees of the Company

(As of March 31, 2007)
Number of employees	Average age	Average years of employment	Average amount of annual salary
22,602	39.6	15.9	7,484,752 yen

Note: Average annual salary (tax inclusive) includes overtime pay and bonuses.

(3)	Trade union

The Company has had a comprehensive labor contract with NEC Worker’s Union, which, together with trade unions of various subsidiaries of the Company, is part of the NEC Federation of Worker’s Union (number of union members was approximately 40,000 as of March 31, 2007). NEC Federation of Worker’s Union is part of the Japanese Electrical Electronics & Information Union. The Company believes that its labor-management relations are stable.

Item 2.	Business Overview

1. Overview of Business Results

(1) Operating results

The Company previously disclosed its consolidated financial results based on the financial statements prepared in accordance with the U.S. GAAP. As has been previously announced, however, the Company has elected, starting with the first half of the fiscal year ended March 31, 2007, to prepare and disclose its consolidated financial statements required under Japanese law in accordance with Japan GAAP. Accordingly, the financial results for the fiscal year ended March 31, 2007, including figures presented for purposes of comparison with the previous fiscal year, are presented under Japan GAAP. This change in accounting principles came about because the Company has been unable to prepare its consolidated financial statements under U.S. GAAP for the fiscal year ended March 31, 2006, based on U.S. GAAP, as the audits relating to the Company’s annual report to be filed with the SEC, have not been completed under the audit standards by PCAOB. In addition, the Company filed an Improvement Report required by Tokyo and other stock exchanges in Japan in relation to the correction of its financial results (under Japan GAAP) for the first half of the fiscal year ended March 31, 2007, which contained measures to improve its information disclosure controls and procedures. The Company sincerely apologizes to all concerned parties for any inconvenience or confusion that may have been caused by weaknesses related to the disclosure of its financial information.

During the fiscal year ended March 31, 2007, the U.S. economy in general experienced continuous stable growth mainly as a result of higher capital expenditure and consumer spending. In addition, high levels of growth in the general economy were sustained in developing countries such as China and Russia.

The Japanese economy in general also enjoyed steady growth as exports and capital expenditures increased, although the growth of consumer spending slowed. Amid this business environment, the NEC Group set the management policy for the fiscal year ended March 31, 2007 as a year of “proactive management,” which was to be achieved through the participation of all employees, various growth initiatives, and efforts to improve the financial results of focus business areas.

As the initial step, the Company focused on increasing orders of, and developing products for, the next-generation network (“NGN”) business area as one measure for growth. To be more specific, the Company took part in a field trial being carried out by telecommunications carriers for the construction of NGNs and commercialized software products and network equipment that form the core of NGNs.

As the next step, in order to improve profits of our focused business areas, such as the area of Mobile Terminals, the Company established joint venture companies with Matsushita Electric Industrial Co., Ltd. and other companies to curb elevating development costs, streamlined unprofitable businesses overseas, and promoted the strengthening of product competitiveness to increase shipments and recover market share.

At the same time, in the area of Semiconductors, although sales increased due to the implementation of measures for obtaining orders, such as collaboration with semiconductor trading companies and strengthening of the sales structure in China, a difficult business environment prevailed for the fiscal year ended March 31, 2007, mainly owing to product price decline, increased development costs resulting from the dispersion of product lineup, and lower than expected cost reduction.

The Company recorded consolidated sales of 4,652.6 billion yen for the fiscal year ended March 31, 2007, a decrease of 5.6% from the previous fiscal year. Operating income decreased by 2.6 billion yen from the previous fiscal year to 70.0 billion yen. Ordinary income increased by 1.4 billion yen from the previous fiscal year to 16.3 billion yen. Net income increased by 19.2 billion yen from the previous fiscal year to 9.1 billion yen.

Regarding cash flows, free cash flows (the sum of cash flows from operating activities and cash flows from investing activities) for the fiscal year ended March 31, 2007 were cash inflows of 68.6 billion yen. The balance of interest-bearing debt (total of short-term borrowings, commercial paper, current portion of long-term borrowings, current portion of bonds, bonds, long-term borrowings and other (lease obligations)) at the end of fiscal year ended March 31, 2007, decreased by 75.8 billion yen as compared with the end of the previous fiscal year, to 859.3 billion yen owing to the redemption of bonds. Debt-equity ratio (interest-bearing debt to owner’s equity (total net assets less stock subscription rights and minority interests) ratio) at the end of fiscal year ended March 31, 2007 was 0.83 (an improvement of 0.08 points as compared with the end of the previous fiscal year).

The following are the results of operations for each business segment for the fiscal year ended March 31, 2007. Sales and segment profit figures for each segment include intersegment transactions.

(a) IT/Network Solutions Business

Sales of the IT/Network Solutions business were 2,758.8 billion yen, an amount almost equivalent to that of the previous fiscal year. With regards to sales by products and services, the area of IT Services/System Integration recorded sales of 775.6 billion yen, an increase of 0.6% from the previous fiscal year, due to recovery in IT investment in Japan. In addition, in the area of Network Systems, as a result of steady sales to telecommunications carriers, sales increased by 3.4% from the previous fiscal year to 1,026.3 billion yen. On the other hand, in the area of IT Platforms, sales decreased by 4.7% from the previous fiscal year to 651.4 billion yen, mainly owing to a decrease in sales of optical disk drives. In the area of Social Infrastructure, sales decreased by 2.9% from the previous fiscal year to 305.5 billion yen, owing to a decrease in investment in digital terrestrial broadcasting systems in the Japanese market.

Operating income was 154.1 billion yen, a decrease of 26.8 billion yen (14.8%) from the previous fiscal year. This was mainly due to the accrual of estimated warranty costs for products already sold and a fall in sales in the area of IT Platforms.

(b) Mobile/Personal Solutions Business

Sales in Mobile/Personal Solutions business were 965.0 billion yen, a decrease of 285.3 billion yen (22.8%) from the previous fiscal year. With regards to sales by products and services, in the area of Mobile Terminals, sales were 349.9 billion yen, a decrease of 27.2% from the previous fiscal year. In addition to streamlining of overseas business, sales in the Mobile Terminals area also decreased due to lower domestic shipments in Japan. In the area of Personal Solutions, sales fell by 20.1% from the previous fiscal year to 615.1 billion yen. This was due to the sale of the Personal Computer (“PC”) business in Europe and stagnant growth in the Japanese PC market.

Despite an improvement in profit of 21.8 billion yen (39.5%) from the previous fiscal year mainly due to reduced loss relating to streamlining of overseas business in the area of Mobile Terminals, the Mobile/Personal Solutions business recorded an operating loss of 33.5 billion yen.

(c) Electron Devices Business

Sales of the Electron Devices business were 861.0 billion yen, an increase of 45.1 billion yen (5.5%) from the previous fiscal year. With regards to sales by products and services, in the area of Semiconductors, sales amounted to 692.3 billion yen, an increase of 7.2% from the previous fiscal year. This was mainly due to an increase in sales of semiconductors for game consoles and general purpose microcontrollers. In the area of Electronic Components and Others, although there was steady overall demand in the market for electronic components, sales decreased by 0.7% from the previous fiscal year to 168.7 billion yen, owing to a decrease in sales of small-sized LCDs, for which there were large-scale orders in the previous fiscal year.

Although profit improved from the previous fiscal year by 7.8 billion yen (25.2%), an operating loss was 23.0 billion yen in the Electron Devices business. This was mainly due to the effect of product price decline, an increase in research and development costs, investment to enhance manufacturing capabilities, and the recording of expenses to improve profitability in the area of Semiconductors, despite an increase in sales in this area.

(d) Others

Sales of the Others segment were 548.7 billion yen, a decrease of 50.2 billion yen (8.4%) from the previous fiscal year. This was mainly because the Company sold the shares of NEC Machinery Corporation and Anelva Corporation, which were formerly consolidated subsidiaries of the Company, to Canon Inc.

Operating income amounted to 17.7 billion yen, an amount almost equivalent to that of the previous fiscal year.

Operating results by geographical location of customers are as follows:

(a) Japan

Sales amounted to 4,101.8 billion yen for the fiscal year ended March 31, 2007, a decrease of 3.9% from the previous fiscal year, primarily due to a decrease of sales of mobile handsets and PCs. Operating income was 77.1 billion yen, an increase of 14.7 billion yen from the previous fiscal year, due to an increase of sales of semiconductors in Electron Device business.

(b) Europe

Sales for the fiscal year ended March 31, 2007 were 405.2 billion yen, a decrease of 21.2% from the previous fiscal year, due to the sale of the PC business in Europe. Operating losses were 3.9 billion yen, a worsening of 6.1 billion yen from the previous fiscal year.

(c) Others

In other overseas regions, including Asia and the United States, sales for the fiscal year ended March 31, 2007 were 786.5 billion yen, a decrease of 9.3% from the previous fiscal year. Operating income was 1.2 billion yen, a decrease of 3.2 billion yen from the previous fiscal year.

(2) Cash flows

	(In billions of yen)
	Fiscal year ended March 31, 2006	Fiscal year ended March 31, 2007
Net Cash Provided by (Used in):
Operating activities	225.8	238.3
Investing activities	(84.7)	(169.7)
Financing activities	(200.2)	(103.7)
Effect of exchange rate changes on cash and cash equivalents	10.0	6.1

Net decrease in cash and cash equivalents	(49.1)	(29.0)

Net cash provided by operating activities for the fiscal year ended March 31, 2007 was 238.3 billion yen, an increase of 12.5 billion yen as compared with the previous fiscal year. Although there was a decrease in cash received owing to a fall in sales, the increase in cash flow provided by operating activities was mainly due to a decrease in cash used in payment of material costs as a result of cost reductions.

Net cash used in investing activities for the fiscal year ended March 31, 2007 was 169.7 billion yen, a worsening of 85.0 billion as compared with the previous fiscal year. This was mainly due to an increase in cash used for capital expenditure relating to semiconductors, and a decrease in cash provided by the sale of stock of affiliated companies as compared with the previous fiscal year. As a result, free cash flows (the sum of cash flows from operating activities and cash flows from investing activities) for the fiscal year ended march 31, 2007 were cash inflows of 68.6 billion yen, a worsening of 72.5 billion yen as compared with the previous fiscal year.

Net cash used in financing activities for the fiscal year ended March 31, 2007 was 103.7 billion yen, mainly owing to the redemption of bonds and the payment of dividends. As a result, cash and cash equivalents at the end of the fiscal year ended March 31, 2007 amounted to 423.4 billion yen, a decrease of 29.0 billion yen as compared with the previous fiscal year.

2. Production, Orders Received and Sales

The amount and number of production and orders received are not provided in this Annual Securities Report since there are broad range and wide variety of production and sales items in the NEC Group, and they are not equal in capacity, structure and format even in the same kind of products, and there are many products which are not produced under make-to-order production arrangement.

The conditions of production, orders received and sales are discussed in “1. Overview of Business Results” in relation to the business results of each segment.

For the fiscal year ended March 31, 2006 and 2007, there was one major customer, sales to which accounted for 12.2% and 11.1% of consolidated sales, respectively. These sales are mainly included in sales of IT/Network Solutions business and Mobile/Personal Solutions business.

3. Challenges to be Addressed by the NEC Group

Through the advancement of IT and network technologies, a ubiquitous networked society, which enables interchange of necessary information via a variety of information communication devices at anytime, and anywhere, is now being developed. In addition, it is anticipated that Next Generation Networks (“NGN”s) will become the platform to create a convenient, comfortable, and safe and secure society, and a variety of new services will be created on this platform.

Recognizing that the changes in this business environment presents new business opportunities, the NEC Group will promote further growth through the provision of total solutions, leveraging its world-class technological competence in the three business domains of IT/Network Solutions, Mobile/Personal Solutions, and Electron Devices.

In particular, leveraging NGNs, the NEC Group aims to create a wide variety of solutions that are designed for the ubiquitous networked society in areas such as national and local governments, communications and media, distribution, finance, transport, and medical care as well as telecommunications carriers. Along with expanding its business in markets revitalized by NGNs, the NEC Group will expand the product and device businesses that support NGNs, aiming for increasing profitability in its NGN-related businesses which mainly provide service platforms.

In addition, it is necessary to further expand the global businesses of the NEC Group in order to promote further growth. The NEC Group is currently strengthening its operating bases by realigning overseas subsidiaries in the United States, Europe and Asia, aiming to create synergy in each country or region, and strengthening its sales and technical support structure. The NEC Group will carry out aggressive sales activities in overseas markets, focusing primarily on mobile communication systems in the area of Network Systems, and on competitive solutions and products, such as Thin Client (a computer not equipped a storage unit such as hard disk drives) in the areas of IT Services/System Integration and IT Platforms.

Furthermore, to increase profitability, in addition to further strengthening ongoing production innovation in the software development divisions and product manufacturing divisions, the NEC Group is aiming to secure profitability in the Mobile Terminal area through acceleration of mobile handset development and strengthening of supply chain management. In addition, in the area of Semiconductors, the NEC Group is strengthening collaboration between NEC Electronics Corporation and all of the other NEC Group companies toward steady execution of the restructuring measures disclosed by NEC Electronics Corporation in February 2007, such as concentration of its resources in the digital consumer and automotive areas, and reduction of manufacturing costs by reorganizing its manufacturing lines in Japan and overseas.

By executing these measures, the NEC Group aims to develop into a global and innovative corporate group, achieving business growth and enhanced profitability and the Company will respond to the expectations of its shareholders.

The Company changed the accounting principles for preparing its consolidated financial statements under Japanese law from U.S. GAAP to Japan GAAP, as of the first half of the fiscal year ended March 31, 2007. The Company disclosed its half year financial results under Japan GAAP at the Tokyo Stock Exchange, Inc., etc. in November 2006, and subsequently corrected the disclosed financial results in December 2006. Taking this matter seriously, the Company has already implemented corrective measures, such as the use of a consolidated accounting system designed to comply with Japan GAAP, and the creation and familiarization of an accounting manual that lays out a unified accounting method for the NEC Group. Furthermore, the NEC Group is promoting improvement of its disclosure structure by implementing a series of measures described in the Improvement Report submitted to the Tokyo and other stock exchanges in Japan concerning the correction of its financial results, such as the enhancement of information systems and an increase of the number and enhanced training of personnel in accounting divisions.

The Company will continue to gather necessary transaction data and is conducting the analysis required for the audit of its consolidated financial statements to be included in its annual report for the fiscal year ended March 31, 2006, to be filed with the SEC, and is working diligently to regain its status of compliance by filing the report as early as possible. The Company’s American Depositary Receipts (“ADRs”) are currently subject to review by the NASDAQ Stock Market, Inc. (“NASDAQ”) for delisting from NASDAQ as a result of the delay in filing of the Company’s annual report with the SEC. The Company will endeavor to complete and submit the annual report and to maintain the listing of its ADRs on NASDAQ.

4. Risk Factors

The NEC Group’s business, operating results, and financial condition could be materially adversely affected by any of the factors discussed below. The trading price of the Company’s securities could decline due to any of these factors. This Annual Securities Report also contains forward-looking statements that involve risks and uncertainties. The NEC Group’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks faced by it described below and elsewhere in this Annual Securities Report.

(1) Risks related to the NEC Group’s industry

a.	Intense competition

The NEC Group is subject to intense competition in many of the markets in which it operates from various competitors ranging from large multinational corporations to relatively small, rapidly growing, and highly specialized companies. The entrance of additional competitors into the markets in which the NEC Group operates increase the risk that the NEC Group’s products and services will become subject to more intense price competition.

b.	Risk related to production process

The computer, communications, semiconductor, and other markets in which the NEC Group operates are characterized by the introduction of products with short life cycles in a rapidly changing technological environment. Production processes are highly complex, require advanced and costly equipment, and must continuously be modified to improve yields and performance. If production is interrupted by defects, malfunction or other failure of manufacturing facilities, the NEC Group may not be able to shift production to other facilities quickly, and customers may purchase products from other suppliers. The shortage of manufacturing capacity for same products could adversely affect the NEC Group’s ability to compete. The resulting reductions in revenues and damage to customer relationships could be significant. In addition, during downturns, customers generally do not order products as far in advance of the scheduled shipment date as they do when the industry is operating closer to capacity, making it difficult to forecast production levels and revenues.

c.	Risk related to semiconductor business

The market for semiconductors has a highly cyclical nature called a “silicon cycle” and has suffered downturns from time to time. Downturns have been characterized by diminished demands, excess inventories, and accelerated erosion of prices. Although the NEC Group operates its business while carefully monitoring the cycle of the market, downswing of the silicon cycle may have adverse effects on its operating results.

The cyclical nature of the semiconductor market is due partly to periods of production overcapacity. In recent years, semiconductor companies, including specialist semiconductor foundries, have added significant capacity primarily in Asia. As a consequence, semiconductor production capacity may periodically exceed the demand for semiconductor products, exerting downward pressure on selling prices and reducing its revenues.

d.	Risk related to retention of personnel

Like all technology companies, the NEC Group must compete for talented employees to develop its products, services, and solutions in a market where the demand for such individuals exceeds the number of qualified candidates. As a result, the NEC Group’s human resources organization focuses significant efforts on attracting and retaining individuals in key technology positions. If it experiences a substantial loss of, or an inability to attract, talented personnel, the NEC Group may experience difficulty in meeting its business objectives.

e.	Influence of economic conditions

The NEC Group’s business is highly dependent on the Japanese market. Sales to customers in Japan accounted for 72.7% of its total sales in the fiscal year ended March 31, 2006 and 73.9% of its total sales in the fiscal year ended march 31, 2007. If the Japanese economy were to become sluggish, there could be a significant impact on the NEC Group’s financial results. The NEC Group also depends on markets outside Japan, and its financial results are therefore subject to negative economic developments in foreign countries.

f.	Laws and government policies

In many of the countries and regions in which the NEC Group operates, its business is subject to various risks associated with unexpected regulatory changes and application of laws, and uncertainty in their applications by government authorities, in addition to uncertainty relating to governmental legal liabilities. Substantial changes in the regulatory or legal environments in which the NEC Group operates could adversely affect its business, operating results, and financial condition.

Changes in Japanese and international telecommunications regulations and tariffs, including those related to Internet-related businesses and technologies, could affect the sales of the NEC Group’s products or services, and this could adversely affect its business, operating results, and financial condition.

Operations of the NEC Group are subject to many environmental laws and regulations governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal, chemical substances in products, product recycling, and soil and ground water contamination. The NEC Group faces risks of environmental liability in its current, historical, and future manufacturing activities. Costs associated with future additional and stricter environmental compliance or remediation obligations could adversely affect its business, operating results, and financial condition.

g.	Defects in products and services

There is a risk that defects may occur in the NEC Group’s products and services. Many of its products and services are used in “mission critical” situations where the adverse consequences of failure would be severe, exposing it in some cases to even greater risk. The occurrence of these defects could make the NEC Group liable for damages caused by these defects, including consequential damages. Negative publicity concerning such defects could also discourage customers from purchasing the NEC Group’s products and services. Both could hurt its business, operating results, and financial condition.

h.	Risk related to foreign currency exchange and interest rate

Foreign exchange rate fluctuations may negatively impact the NEC Group’s business, operating results, and financial condition. Changes in exchange rates can affect the yen value of its equity investments and monetary assets and liabilities arising from business transactions in foreign currencies. They can also affect the costs and sales proceeds of products or services that are denominated in foreign currencies.

The NEC Group is also exposed to risks of interest rate fluctuations. Such fluctuations may increase its operational costs, reduce the value of its financial assets, or increase the value of its liabilities.

(2) Risk related to the NEC Group’s business

a.	Technological advances and response to customer needs

The markets for the products and services that the NEC Group offers are characterized by rapidly changing technology, evolving technical standards, changes in customer preferences, and the frequent introduction of new products and services. The development and commercialization of new technologies and the introduction of new products and services will often make existing products and services obsolete or unmarketable.

If the NEC Group fails to keep up with rapid technological changes and changes in customers’ needs, and to offer and support products and services (including new products and new services) in response to such changes, the NEC Group’s business, operating results and financial condition may be adversely affected. In addition, the development process could be lengthier than originally planned, and require the NEC Group to commit many more resources. Furthermore, technology and standards may change while the NEC Group is in a development stage, rendering the NEC Group’s products obsolete or uncompetitive before their introduction to the market.

The products of the NEC Group, some of which contains both hardware and software, may contain undetected errors that may be discovered after their introduction and shipment. In addition, the NEC Group may encounter difficulties incorporating its technologies into its products in accordance with its customers’ expectations, which in turn may negatively affect its customer relationships, reputation, and revenues.

b.	Financial and profit fluctuations

Any quarterly or yearly operating results of the NEC Group are not necessarily indicative of results expected in future periods. Operating results of the NEC Group have historically been, and are expected to continue to be, subject to quarterly and yearly fluctuations as a result of a wide variety of factors, including the introduction and market acceptance of new technologies, products, and services; variations in product costs, the mix of products sold; the scale and timing of customer orders which in turn will often depend on the success of customers’ businesses or specific products and services; the impact of acquired business and technologies; manufacturing capacity and lead times; and fixed costs. There are other trend and factors beyond the control of the NEC Group which may affect the NEC Group’s operations and make it difficult to predict operating results for a particular period, included the following:

•	Adverse changes in the conditions in the markets of the products and services that the NEC Group offers;

•	Governmental decisions regarding the development and deployment of communications and technology infrastructure, including the timing and scale of governmental expenditures in these areas;

•	Timing and scale of capital expenditures by customers of the NEC Group;

•	Inventory practices of the NEC Group’s customers;

•	Conditions in the broader IT and communications markets or in the Japanese or global economies;

•	Changes in governmental regulation or intervention affecting communications, data networking, or the Internet;

•	Conditions in the public and private equity and debt markets; and

•	Adverse changes in the credit quality or customers and suppliers of the NEC Group.

These trends and factors could have a material adverse effect on the business, operating results, and financial condition of the NEC Group.

c.	Risk related to expansion of overseas businesses

The NEC Group’s mid-term growth strategies include expanding its business in markets outside of Japan. In these markets, the NEC Group faces barriers in the form of long-standing relationships between its potential overseas customers and their local suppliers, and regulations to protect local suppliers. In addition, pursuing international growth opportunities may require the NEC Group to make significant investments long before the NEC Group realizes returns on the investments, if any. Increased investments may result in expenses growing at a faster rate than revenues. The NEC Group’s overseas projects and investments, particularly in China, could be adversely affected by:

•	exchange controls;

•	changes in restrictions on foreign investment;

•	changes in export and import restrictions or changes in the tax system or rate of taxation; and

•	economic, social, and political risks.

Due to the above factors, the NEC Group may not succeed in expanding its business in international markets, thereby adversely affecting its business growth prospects and results of operations.

d.	Risk related to intellectual property rights

The NEC Group depends on its proprietary technology and its ability to obtain patents, licenses, and other intellectual property rights (“Intellectual Property Rights”) covering its products, services, business models, and design and manufacturing processes. However, the protection afforded by the NEC Group’s Intellectual Property Rights may be undercut by rapid changes in technologies in the industries in which the NEC Group operates. Similarly, there can be no assurance that claims allowed on any future patents will be sufficiently broad to protect the NEC Group’s technology. Effective protection of the Intellectual Property Rights including trade secrets may be unavailable or limited in some countries, and the NEC Group’s trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors, and other persons. In addition, there may be cases of blatant disregard of the NEC Group’s Intellectual Property Rights, in which inferior, pirated products damage NEC’s brand image.

e.	Intellectual property licenses owned by third parties

Many of the NEC Group’s products are designed to include software or other intellectual property licenses from third parties. Competitors’ protected technology may be unavailable to the NEC Group, or be made available to the NEC Group only on unfavorable terms and conditions.

f.	Legal proceedings

From time to time, due to the nature of their business, NEC Group companies are involved in various lawsuits and legal proceedings, including intellectual property infringement claims. Due to the existence of a large number of intellectual property rights in the fields of the NEC Group and the rapid rate of issuance of new intellectual property rights, it is difficult to determine in advance whether a product or any of its components may infringe upon the intellectual property rights of others. Whether or not intellectual property infringement claims against the NEC Group companies have merits, significant financial and management resources may be required to defend the NEC Group from such claims. If an intellectual property infringement claim by a third party is successful, and the license for the infringed technology or substitutable non-infringing technology cannot be obtained, the business of the NEC Group could be adversely affected.

The NEC Group may also from time to time become involved in various lawsuits and legal proceedings other than intellectual property infringement claims.

NEC Electronics America, Inc., a consolidated subsidiary of the Company, has been named as one of the defendants in a number of class action civil antitrust lawsuits filed by direct and indirect purchasers of dynamic random access memory (“DRAM”) and the Attorneys General of a number of the states in the U.S., seeking damages from alleged antitrust violations in the U.S. DRAM industry. The NEC Group has entered into settlement agreements with a number of the customers to which it sold DRAM in the past (including plaintiffs’ representatives in direct purchaser class actions), but settlement negotiations with some customers are still underway.

In addition, the NEC Group is fully cooperating with the European Commission in an investigation of potential violations of European competition laws in the DRAM industry. Although the final outcome has not been reached at this time in connection with the civil lawsuits or settlement negotiations in the U.S. or the investigations by the European Commission, the NEC Group has provided an accrual in a reasonably estimated amount in connection with the civil lawsuits and settlements with customers in the U.S.

In addition to the above, since October 2006, the NEC Group has been among the parties subject to investigations by the U.S. Department of Justice (“DOJ”) and the European Commission regarding potential violations of antimonopoly laws (antitrust and competition laws) in the static random access memory (“SRAM”) industry; investigations by the Korea Fair Trade Commission regarding potential violations of Korean competition laws in the semiconductor industry; and investigations by the Japan Fair Trade Commission (“JFTC”), the DOJ, the European Commission, the Korea Fair Trade Commission, and the Competition Bureau Canada regarding potential violations of antimonopoly laws (antitrust and competition laws) in the TFT liquid crystal display industry. Following the commencement of investigation by the DOJ regarding potential antitrust violations in the SRAM industry, NEC Electronics America, Inc. has been named as one of the defendants in a number of class action civil antitrust lawsuits seeking damages for alleged antitrust violations. Furthermore, following the commencement of investigation by the DOJ regarding potential antitrust violations in TFT liquid crystal display industry, the Company, NEC LCD Technologies, Ltd., NEC Electronics America, Inc., and NEC Display Solutions of America, Inc. have been named as defendants in a number of class action civil antitrust lawsuits seeking damages for alleged antitrust violations. At present, no conclusions have yet to be reached in these investigations by authorities and civil lawsuits.

In Japan, NEC received from the Tokyo High Court a judgment to annul a decision by the JFTC to issue a cease and desist order with respect to the Company’s bids for automatic letter processing systems ordered by the Ministry of Posts and Telecommunications (currently, Japan Post). The JFTC filed an appeal with the Supreme Court of Japan with respect to such judgment, but on April 19, 2007, and as a result, the Supreme Court rendered a judgment on April 19, 2007 that the original judgment be reversed, and remanded to the Tokyo High Court. The Company has also attended hearings on the JFTC’s surcharge payment orders against the Company.

It is difficult to foresee the results of legal actions and proceedings currently involving the NEC Group or of those which may arise in the future, and an adverse result in these matters could have a significant negative effect on the NEC Group’s business, performance, or financial condition.

In addition, any legal or administrative proceedings which the Company subject to could require the significant involvement of senior management of the NEC Group, and may divert management attention from the NEC Group’s business and operations.

g.	Risk related to natural disasters

If any of the NEC Group’s facilities and buildings were to suffer catastrophic damage from earthquakes or other natural disasters, it could disrupt the NEC Group’s operations and delay production and shipments, which would in turn bring about reduce revenue, and result in large losses and expenses to repair or replace the facilities. In addition, under the circumstances where network and information systems become more important to operating activities of the NEC Group, network and information system shutdowns caused by unforeseen events such as power outages, natural disasters, terrorist attack, hardware or software defects, computer viruses, and computer hacking pose increasing risks. Accordingly, in the event that the NEC Group’s network and information systems were to suffer a shutdown, such events could also disrupt its operations, productions, shipments and revenue, and result in large expenditures necessary to repair or replace such network and information systems.

h.	Risk related to material procurement

The NEC Group’s manufacturing operations depend on obtaining deliveries of raw materials, components, equipment, and other supplies in a timely manner. Because the products that the NEC Group purchases are often complex or specialized, it may be difficult for the NEC Group to substitute one supplier for another or one product for another as some products are only available from a limited number of suppliers or a single supplier. Delays on interruptions in the supply of products to the NEC Group or unexpected increase in industry demands could result in shortage of essential materials. The NEC Group’s results of operations would suffer if the NEC Group could not obtain adequate delivery of these supplies in a timely manner, or if the NEC Group had to pay significantly more for them. In addition, the possibility of defective raw materials, components, equipment, or other supplies could adversely affect the reliability and reputation of the NEC Group’s products.

i.	Alliance with strategic partners

The NEC Group has entered into long-term strategic alliances with leading industry participants, both to develop new technologies and products, and to manufacture existing and new products. If strategic partners of the NEC Group encounter financial or other business difficulties, or if their strategic objectives change, they may no longer be willing or able to participate in these strategic alliances. The NEC Group’s business and operating results could be diversely affected if the NEC Group was unable to continue one or more of its strategic alliances.

j.	Risk related to potential acquisitions and investments

From time to time, the NEC Group considers opportunities to expand its business through acquisitions and investments. Any acquisition that the NEC Group pursues exposes it to the risk that it might be unable to integrate new businesses with the NEC Group’s culture and strategies. The NEC Group also cannot be certain that it will be able to retain the customers of a business that it acquires or to retain its key employees. Further, the NEC Group may not be able to achieve the benefits that it expects from a particular acquisition. The NEC Group’s business, operating results, and financial condition may suffer if it fails to coordinate its resources effectively to manage both its existing businesses and any businesses the NEC Group may acquire.

k.	Dependence on the NTT Group

The NEC Group derived approximately 11.1% of its sales in the fiscal year ended March 31, 2007 from NIPPON TELEGRAPH AND TELEPHONE CORPORATION, NTT DoCoMo, Inc., and their affiliates (the “NTT Group”). If the NTT Group were to reduce its level of capital expenditures or current procurement from the NEC Group, its business, operating results and financial condition may be adversely affected. In addition, the NEC Group’s business may be adversely affected if the NTT Group began to manufacture products that the NEC Group supplies or acquired one of a competitor of the NEC Group.

l.	Risk related to customers’ financial difficulties

The NEC Group sometimes provides vendor financing to its customers, or provide guarantees to banks or trading companies that have provided vendor financing. In addition, many of the NEC Group’s customers purchase products and services from the NEC Group on payment terms that provide for deferred payment. If the NEC Group’s customers, to whom the NEC Group has extended or guaranteed vendor financing, or from whom it has substantial accounts receivable, encounter financial difficulties, its business, operating results, and financial condition could be adversely affected.

m.	Shortage in reserve for pension and retirement benefits

The NEC Group has amortized unrecognized prior service costs and actuarial losses over the average remaining service period of employees expected to receive benefits under these plans. The amount of actuarial loss may change depending on future changes in the discount rate or other factors such as the return on plan assets.

n.	Risk related to deferred tax assets

The NEC Group currently has deferred tax assets resulting from net operating loss carry forwards and deductible temporary differences, both of which will reduce taxable income in the future.

In the event of a deterioration in market conditions or results of operations, in which the NEC Group determines that all or part of such deferred tax assets are unlikely to be realized, an adjustment to deferred tax assets may be made and the NEC Group’s income could be decreased for the period of adjustment.

o.	Risk related to information management

The NEC Group possesses a large amount of personal information and confidential information in connection with the operation of its business. There is a possibility that such information may be leaked or improperly accessed and subsequently misused, and if such an event occurs, it could negatively affect the NEC Group’s reputation, consume significant financial resources to resolve the situation, and lower the NEC Group’s brand value, thereby hurting the NEC Group’s operating results.

p.	Risk related to fraudulent acts and mistakes

It is essential for the NEC Group to maintain effective internal controls and corporate compliance functions, as well as accounting systems to enable the management of the NEC Group’s assets and operations. Furthermore, under the U.S. Sarbanes-Oxley Act of 2002, which applies to the Company, the Company is required to establish internal control over the NEC Group’s financial reporting and management of the Company is required to assess the effectiveness of the NEC Group’s internal control over financial reporting and disclose whether such internal control is effective.

The NEC Group’s auditors must conduct audits to evaluate management’s assessment of the effectiveness of the internal controls over financial reporting, and then must render an opinion on the NEC Group’s assessment and existence or nonexistence of the effectiveness of its internal controls over financial reporting.

Designing and implementing an effective system of internal controls capable of monitoring and managing the NEC Group’s business and operations represents a significant challenge for the NEC Group. The NEC Group is taking action to improve and strengthen its internal controls systems by expanding documentation of the financial reporting system, and by implementing stronger internal financial audit and internal operational audit functions. However, the NEC Group may discover possible fraudulent acts such as false financial reporting or embezzlement, or mistakes resulting, for example, from insufficient implementation of internal controls related to financial reporting. Such events would require adjustments to financial statements and could decrease the NEC Group’s income.

For example, in March 2006, the Company announced that it had discovered certain fictitious purchases and sales that were made by an employee of a subsidiary of the Company. In consideration of the impact of such fictitious transactions on the consolidated financial statements of the Company, as well as changes in accounting processes and the assumptions behind financial results, the Company has disclosed the preliminary adjustment amounts to its consolidated financial statements under U.S. GAAP for past fiscal years.

In addition, as disclosed in May 2007, during the process of the tax assessment by the Tokyo Regional Taxation Bureau, fraudulent transactions were discovered in which certain employees of the Company instructed contractors to pad or create fictitious orders, which resulted in the fraudulent outflow of the Company’s money through these contractors. Such employees of the Company received kickbacks and used it for their own personal purposes such as on entertainment expenses.

The internal control framework to be implemented by the NEC Group will need to be able to identify and prevent similar occurrences on a group-wide basis. The design and implementation of internal controls may require significant management and human resources, and result in considerable costs.

q.	Risk related to restatement of past financial statements

Pursuant to the U.S. Securities and Exchange Act of 1934, the Company is required to file its annual reports with the SEC as a company with American Depositary Receipts (“ADRs”) listed on the NASDAQ. However, the Company failed to file its annual report with the SEC for the fiscal year ended March 31, 2006 (the “2006 Annual Report”) by the deadline for filing, which was October 2, 2006. This is because the Company was not able to complete its analysis to support its revenue recognition, which was requested during the audit procedure of its consolidated financial statements. There is no guarantee that the Company may be able to file its annual report with the SEC, in which case NASDAQ may determine to delist Company’s ADRs.

Depending on the results of the analyses that are currently underway, the Company may be required to restate the financial statements included in its annual reports filed with the SEC for, or prior to, the fiscal year ended March 31, 2005 to reflect the results of the analyses. Such need for restatement would be in addition to the restatement already required (but not yet complete nor audited) to adjust for the false transactions at Company’s subsidiary, as described in “o. Risk related to fraudulent acts and mistakes” above as well as restatements for other necessary adjustments and for certain discontinued operations.

If a restatement is required as a result of the current analyses, a restatement of consolidated financial statements included in the Annual Securities Report (“Yukashoken Hokokusho”) filed under the Securities and Exchange Law of Japan for, or prior to, the fiscal year ended March 31, 2006 may also be required. Necessary corrections may also be required for other documents that include such consolidated financial results as are required be restated.

Furthermore, the Company is subject to an informal inquiry by the SEC, and the SEC may impose sanctions applicable under U.S. securities laws against the Company depending on the results of any such inquiry. In the event that the Company is not able to prepare the audited financial statements necessary to file the 2006 Annual Report with the SEC, it could face certain penalties and other consequences as a result of such failure.

5. Material Contracts for Technology License

The material contracts for technology license as of March 31, 2007 are as follows:

Parties	Agreements	Period
The Company and International Business Machines Corporation (in the United States)	Patent cross license agreement for information handling system	From September 9, 2002 until the last to expire of the licensed patents
	Patent cross license agreement for information handling system	From September 28, 2006 until the last to expire of the licensed patents

The Company and Intel Corporation (in the United States)	Patent cross license agreement for semiconductive apparatus	From July 29, 1992 until the last to expire of the licensed patents
	Patent cross license agreement for information handling system	From November 16, 2001 until the last to expire of the licensed patents
	Patent cross license agreement for semiconductive apparatus and information equipments	From February 5, 2005 until the last to expire of the licensed patents
The Company and Microsoft Corporation (in the United States)
	Patent cross license agreement for information handling system	From January 1, 2006 until the last to expire of the licensed patents

6. Research and Development

The Company has positioned its Central Research Laboratories as the NEC Group’s primary research and development center, and uses these laboratories to develop advanced technologies for Integrated IT/Networks area and system devices area as well as common platform technologies that support the NEC Group’s businesses. NEC Group’s research and development during the fiscal year ended March 31, 2007 include the following:

IT/Network Solutions Business

Development of a next-generation grid-based storage architecture achieving high reliability and cost effectiveness

Recently companies handle a large amount of electronic data in their business, and data management becomes more important for them. Since the management of huge amount of electronic data requires expensive equipment and various complex operations, there have been growing needs for development of cost-effective and low-maintenance storage products.

The Company, by leveraging its grid-based storage technology, a storage technology using software to centrally operate multiple independent external storage devices, developed a grid-based storage architecture called “HYDRAstore”, which is featuring (i) high scalability which enables customers to enhance capacity and performance by adding and linking devices without adjustment, (ii) high performance in data resiliency against failures occurred at all levels in each hard disk drive itself, among multiple hard disk drives and among distributed servers, which is higher than RAID systems considered as a highly reliable storage system, and (iii) high cost-effectiveness as using tape media in spite of using hard disk drives.

Mobile/Personal Solutions Business

Development of an 11.4 mm thick mobile phone handset being the thinnest folding handset in the world (*1)

Realizing both of high functionality and carrying convenience is required in the mobile handset market.

The Company achieved a huge reduction of component mounting space by adopting small components such as high integration LSI developed by NEC Electronics Corporation, a subsidiary of the Company, and super-thin speaker developed by Central Research Laboratories, and using a super-thin mounting technology, a technology for reducing a dead space in mounting electronic components on boards, which is possessed by Central Research Laboratories. In addition, the required body strength of such a thin mobile handset is kept enough owing to a hybrid chassis made of stainless-steel and magnesium alloy which are strong resistance to twist and distortion.

As a result of those achievements, the Company released a mobile handset in February 2007 which was the thinnest folding handset in the world, at folded 11.4 mm thick. This mobile handset realized approximately 690 hours of continuous standby time (*2) while thinness as easily in a pocket and 90 gram lightness, and featured brand-new high functionalities such as 1.3 million megapixel digital camera and music players.

*1: Researched by the Company in 3G W-CDMA based mobile handsets as of June 1, 2007.

*2: Times will vary based on user settings, feature use and network configuration.

Electron Devices Business

Development of embedded DRAM technology for combining 55 nanomater system LSI with large-scale DRAM

DRAM embedded system LSIs are expected to raise the performance of end products due to their features such as power saving, high processing speed and small implementation space, comparing with the case that DRAM and system LSI are implemented on separate chips, and to contribute to the development of high-performance equipment in areas such as digital consumer and communications.

NEC Group has successfully developed embedded DRAM technology compatible with core CMOS technology, and is mass producing leading-edge 90 nanometer (*3) LSIs.

In the fiscal year ended March 31, 2007, NEC Group developed embedded DRAM technology for combining 55 nanometer system LSI with large-scale DRAM for the first time in the industry. LSIs using the new technology will undergo mass production in the second half of the fiscal year ending March 2008.

*3: Nanometer is unit of length equal to one billionth of a meter.

Others

Development of fundamental Si nano-photonics technology for optical wiring in LSI chips

The Company developed a fundamental technology of silicon (Si) nano-photonics to be used for optical data transmission in LSI chips. The size of opto-electronic signal conversion function was reduced, and this function enabled to be implemented on an LSI chip.

This development increased the feasibility of optical wiring in LSI chips and optical clock distribution, a clock distribution by optical signal to each circuit in LSI chips, which was very difficult to realize to date.

The research and development expenses of NEC Group for the fiscal year ended March 31, 2007, was 334.6 billion yen and set forth by segment as follows:

(In billions of yen)
IT/Network Solutions business	110.4
Mobile/Personal Solutions business	55.7
Electron Devices business	138.0
Others	30.5

7. Analysis of Financial Condition and Business Results

This section contains forward-looking statements pertaining to the financial condition and business results of the NEC Group, which reflect the Company’s analysis and expectations. Any forward-looking statements speak only as of the date on which they are made. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

(1) Business Overview and Key Business Drivers

The NEC Group is a leading provider of solutions leveraging its world-class technological competence mainly in the three business domains of IT/Network Solutions, Mobile/Personal Solutions and Electron Devices. The NEC Group is focused mainly on providing a diverse array of reliable solutions to meet complex customer requirements.

In order to enable individuals to spend safe, happy and rich lives, and enterprises to enhance their competitiveness and management efficiency by utilizing IT and networks, the NEC Group, under the corporate slogan “Empowered by Innovation”, intends to contribute to realizing the new potential of people and society through continuing innovation for “improved customer satisfaction”.

The NEC Group generates revenue from three principal segments, which are called the IT/Network Solutions business, Mobile/Personal Solutions business and Electron Devices business. For the fiscal year ended March 31, 2007, 59% of sales of the NEC Group came from IT/Network Solutions business, 21% from Mobile/ Personal Solutions business and 19% from Electron Devices business. (Each ratio above is that of sales in each business segment including inter-segment transactions, to sales of the NEC Group.)

The brief overview of products and services of each segment is as follows:

Sales of IT/Network Solutions business are derived mainly from the sale of computer systems and communication/broadcasting systems and the provision of SI, maintenance and support services and outsourcing and support services to national and local governments, telecommunication carriers and other business enterprises. The business results of IT/Network Solutions business are affected by trends in economic conditions and IT and network investments.

Sales of Mobile/ Personal Solutions business are derived mainly from the sale of mobile handsets to telecommunication carriers, the sale of PCs to corporate and individual customers in Japan, and the provision of the “BIGLOBE” Internet service. Sales of mobile handsets are affected by business strategies of telecommunication carriers. Sales of PCs and Internet services are affected by demand of corporate and individual customers mainly in Japan.

Sales of Electron Devices business are derived from the sale of semiconductors such as system LSIs, electronics components and others. Sales of semiconductors are affected by demand of end products, such as digital consumer electronics products.

With respect to the factors which may affect significantly the business results, please also see the discussed under “4. Risk factors”.

(2) Significant Accounting Policies and Assumptions

Management believes that the estimates and assumptions applied in the following significant accounting policies have material effect on the consolidated financial statements.

a.	Preparation methods of the consolidated financial statements

The Company’s consolidated financial statements are prepared in accordance with the Securities and Exchange Law of Japan and generally accepted accounting principles in Japan.

b.	Revenue recognition

In principle, revenue is recognized upon customer acceptance. Revenue related to custom-made software is also recognized upon customer acceptance as delivery of an element of the software is done when the customer confirms that the element has certain functionality according to the contract, provided that the transaction exists.

For software contracts in which acceptance is divided into multiple units, revenue of each contractual unit will be recognized even if other units remain undelivered, on condition that each contractual unit requires delivery of an element with certain functionality and conditions such as the date of delivery and terms of payment are determined with the customer in advance and delivery of the element is confirmed by the customer and consideration is realized as a consequence. When several transactions are arranged in a single contract, such as multiple element arrangements including software and related service or combined sales of hardware and software, and the functionality of each element is not necessarily dependent on the other, the contract amount is appropriately divided according to the proper classification of control, and revenue of each goods, such as hardware or software, is recognized when each element is delivered and revenue of service is recognized over the contract term in accordance as the contract is performed, provided that the contents and amounts of each element are obviously determined with the customer. When a transaction is incidental to another principal transaction, both will be accounted for as a unit and revenue of the incidental transaction will be recognized when revenue of the principal transaction is recognized. Revenue from sales of software transited among multiple entities is recorded net of costs when the Company acts like an agent whose purpose is to receive commission in a consignment sale and does not bear risks of product defect, inventory, or credit, which it would bear in the ordinary course of business.

We assess the potential revenue recoverable on projects for which estimated costs have exceeded estimated revenue, and recognize as losses the amounts assessed as non-recoverable. The Company has adopted “Practical Solution on Revenue Recognition of Software” (PITF Report No.17, March 30, 2006) effective from the current fiscal year and accrued estimated amounts of warranty expenses for customized products based on the historical warranty cost ratio against sales or other. If the estimated costs relating to such contracts increase further in the future, additional losses may be recognized. (See “j. Product warranty liabilities” below.)

c.	Allowance for doubtful accounts

Allowance for doubtful accounts is provided for expected uncollectible amounts. Expected uncollectible amounts for normal receivables are measured based on historical bad debt ratio and those for receivable that are expected to be uncollectible due to bad financial condition or insolvency are individually measured. Although the amount provided is deemed sufficient to cover expected future bad debt expense, additional amounts may be provided if the financial position of the customer deteriorates.

d.	Inventories

Inventories are stated at the lower of cost or market. As for costs of finished products, those of custom-made products are mainly determined by the specific identification method while those of mass produced standard finished products are mainly determined by the first-in, first-out method. As for costs of work in process, those of custom-made products are mainly determined by the specific identification method while those of mass produced standard finished products are mainly determined by the average cost method. Components and raw materials are mainly determined by the first-in, first-out method. Although stagnated or obsolete inventories are written-down to their estimated market price based on future demands and market trends, additional write-downs may be provided if the market price falls significantly.

e.	Property, plant and equipment

Property, plant and equipment is mainly depreciated by the declining-balance method. Finance leases as lessee are capitalized and depreciated by the declining-balance method over the respective lease periods. Although the useful lives are estimated according to the general classification, type of construction and function of each asset, some assets may become obsolete due to technical innovation or other factors, and others may become unnecessary as a result of withdrawal from certain businesses, and losses may occur if the estimated useful life becomes shorter. Furthermore, impairment losses may be recognized if the estimated future cash flows decline due to deterioration of the related business in which the asset was grouped.

f.	Software

Software for sale to the market is amortized based on projected sales volumes over the estimated valid period (mainly 3 years or less). Although projected sales volumes are estimated based on feasible sales plans, a temporary loss may occur if the expected sales volume falls short of the original sales plan due to changes in market conditions. Software for internal use is amortized on the straight-line basis over the estimated useful lives (5 years at maximum). Impairment losses may be recognized in the future if the estimated useful life falls short of the original estimate.

g.	Consolidated adjustment accounts

Consolidated adjustment accounts are amortized on a straight-line basis over the effective period within 20 years. Impairment losses may be recognized if the profitability of the acquired business decreases or the acquired business is withdrawn during the originally estimated effective period.

h.	Investment securities

Investment securities with market values are valued at the quoted market prices or other similar amounts prevailing at fiscal year-end. Both unrealized holding gains and losses, net of the applicable income taxes, are directly included in shareholders’ equity, and cost of securities sold is determined based on the moving-average cost method. Investment securities without market values are valued at cost based on the moving-average cost method. Impairment losses are recognized when a significant decline in market value or net worth occurs, unless the decline is proved to be recoverable. Additional impairment losses may be recognized in the future if a significant decline in market value or net worth occurs, and the decline cannot be proved to be recoverable.

i.	Deferred tax assets

The NEC Group currently has deferred tax assets resulting from net operating loss carry forwards and deductible temporary differences, both of which will reduce taxable income in the future.

In the event of a deterioration in market conditions or results of operations, in which the NEC Group determines that all or part of such deferred tax assets are unlikely to be realized, an adjustment to deferred tax assets may be made and the NEC Group’s income could be decreased for the period of adjustment.

j.	Product warranty liabilities

Some of NEC Group’s products are covered by contracts with articles of free repair or exchange for a certain period after the product is sold or custom-made program product is delivered, and the estimated expense based on historical cost ratio to sales or individually reviewed probable additional cost is recognized as product warranty liabilities. Although NEC Group is making every effort to strengthen quality management and improve product quality, additional expenses may be incurred if defects or other faults in NEC Group’s products occur more than estimated.

k.	Liabilities for retirement benefits

Unrecognized prior service costs and actuarial gains and losses are amortized on a straight-line basis over certain years within the average remaining service periods of employees who are expected to receive payments according to pension and severance plans.

l.	Provision for loss on repurchase of computers

Provision for losses arising from repurchase of computers is provided for estimated amounts based on historical loss incurred. Additional expenses may be incurred if future usage trends of customers change.

m.	Provision for recycling expenses of personal computers

In accordance with the personal computer recycling system, domestic consolidated subsidiaries provide provisions for recycling expenses of personal computers for estimated recycling costs to be incurred upon collections of household personal computers that were sold, based on volume of shipments and collection ratio. Additional expenses may be recognized as the various rates used in the calculation of the provision based on reports issued by JEITA (Japan Electronics and Information Technology Industries Association) and the actual collection and recycling records of consolidated subsidiaries are annually reviewed.

(3) Analysis of business results for the fiscal year ended March 31, 2007

The Company recorded consolidated sales of 4,652.6 billion yen for the fiscal year ended March 31, 2007, a decrease of 277.3 billion yen (5.6%) from the previous fiscal year. Despite an increase in sales, mainly of semiconductors in the Electron Devices business, the decrease in sales was mainly due to sales being in line with those of the previous fiscal year in the IT/Network Solutions business, other than the decrease relating to the sale of the PC business in Europe, and the streamlining of overseas business and a decrease in the number of units shipped in Japan in the area of Mobile Terminals in the Mobile/Personal Solutions business.

Regarding profitability, operating income decreased by 2.6 billion yen (3.5%) from the previous fiscal year to 70.0 billion yen. Although there was an improvement in profit in the Mobile/Personal Solutions business as a result of streamlining of overseas business in the area of Mobile Terminals and in the Electron Devices business due to an increase in sales, the fall in operating income is mainly due to the accrual of estimated warranty costs for products already sold in the IT/Network business.

Ordinary income increased by 1.4 billion yen (9.3%) from the previous fiscal year to 16.3 billion yen. The Company recorded income before income taxes of 96.3 billion yen, an increase of 44.6 billion yen (86.1%) from the previous fiscal year. This was due to an increase in ordinary income, in addition to the recording of an increase in special gains and losses of 43.2 billion yen accompanying cancellation of the marketable securities of a part of the Company’s pension trust. In addition, consolidated net income improved by 19.2 billion yen from the previous year to 9.1 billion yen.

Sales and operating income in each segment (including inter-segment transactions) were as follows (figures in brackets denote increases or decreases as compared with the previous fiscal year):

a.	IT/Network Solutions business

Sales:	2,758.8 billion yen	(-0.1%)
Ordinary income:	154.1billion yen	(-26.8 billion yen)

Sales of the IT/Network Solutions business were 2,758.8 billion yen, an amount almost equivalent to that of the previous fiscal year. With regards to sales by products and services, in the area of IT Services/System Integration, sales were almost equivalent to that of the previous fiscal year, and in the area of Network Systems, as a result of steady sales to telecommunications carriers, sales increased from the previous fiscal year. On the other hand, in the area of IT Platforms, sales decreased from the previous fiscal year, mainly owing to a decrease in sales of optical disk drives. In April, 2006, the Company transferred its operation of optical disk drives to the joint venture company between the Company and Sony Corporation. In the area of Social Infrastructure, sales decreased from the previous fiscal year, owing to a decrease in investment in digital terrestrial broadcasting systems in the Japanese market.

Operating income was 154.1 billion yen, a decrease of 26.8 billion yen (14.8%) from the previous fiscal year. This was mainly due to the accrual of estimated warranty costs for products already sold and a fall in sales in the area of IT Platforms.

Recently, a concern for information security increased. The Company developed a new system that is designed to prevent information leakage associated with loss or theft of computer by configuring Thin Client that has no storage unit such as hard disk drives. In addition, the Company upgraded the security software products “InfoCage” to realize the coordinated security function featuring the unified management of terminal, data, server, and network for purpose of preventing information leakage through, among other things, security breach by insiders, file-sharing software, and computer viruses. Further, the Company achieved during the fiscal year ended March 31, 2007 delivery of over 500 thousand units on an accumulated basis of the simplified wireless communications system “Pasolink” that enjoyed an expanding demand mainly as telecommunications system covering base stations for mobile communications systems. The Company has delivered Pasolink to customers in 123 countries, and has the second largest market share in the global market.

b.	Mobile/Personal Solutions business

Sales:	965.0 billion yen	(- 22.8%)
Operating loss:	33.5 billion yen	(Improvement of 21.8 billion yen)

Sales of the Mobile/Personal Solutions business were 965.0 billion yen, a decrease of 285.3 billion yen (22.8%) from the previous fiscal year. This was mainly due to, in the area of Mobile Terminals, streamlining of overseas business and a decrease of shipments in Japan, and, in the area of Personal Solutions, the sale of its PC business in Europe and stagnant growth in the Japanese PC market.

Despite an improvement in profit of 21.8 billion yen (39.5%) from the previous fiscal year mainly due to reduced loss as a result of streamlining of overseas business in the area of Mobile Terminals, the Mobile/Personal Solutions business recorded an operating loss of 33.5 billion yen.

The Company developed, by using advanced technology of the Company and NEC Electronics Corporation, a subsidiary of the Company, the mobile phone handset “N703iµ” and supplied them to NTT DoCoMo, Inc. The handset that realized 11.4 mm in depth was the thinnest W-CDMA based folding phone in the world (as of June 1, 2007). This “N703iµ” has excellent battery life with approximately 690 hours of continuous standby time and features a variety of functions such as 1.3 million megapixel camera and music players. It gains a high reputation for its thinness and high functionality.

c.	Electron Devices business

Sales:	861.0 billion yen	(+5.5%)
Operating loss:	23.0 billion yen	(Improvement of 7.8 billion yen)

Sales of the Electron Devices business were 861.0 billion yen, an increase of 45.1 billion yen (5.5%) from the previous fiscal year. This was mainly due to an increase in sales of semiconductors. With regards to sales by products and services, in the area of Semiconductors, sales increased from the previous fiscal year mainly due to an increase in sales of semiconductors for games consoles and general purpose microcontrollers. In the area of Electronic Components and Others, although there was steady overall demand in the market for electronic components, sales decreased from the previous fiscal year, owing to a decrease in sales of small-sized LCDs, for which there were large-scale orders in the previous fiscal year.

Although profit improved from the previous fiscal year by 7.8 billion yen (25.2%), an operating loss was 23.0 billion yen in the Electron Devices business. This was mainly due to the effect of product price decline, an increase in research and development costs, investment to enhance manufacturing capabilities, and the recording of expenses to improve profitability in the area of Semiconductors.

The Company and NEC Electronics Corporation, a subsidiary of the Company, developed, in cooperation with TOYOTA Motor Corporation and DENSO Corporation, “IMAPCAR”, the image-recognition LSI for the use in automobiles. IMAPCAR can recognize preceding vehicles and pedestrians in real time. This new technology will allow automobile manufacturers to develop collision-avoidance and other vehicle-safety systems. TOYOTA Motor Corporation has adopted this image-recognition LSI in part for its LEXUS-brand automobiles.

d.	Others

Sales of the Others segment, which consists of the manufacture and sale of monitors and LCD projectors, were 548.7 billion yen, a decrease of 50.2 billion yen (8.4%) from the previous fiscal year. This was mainly because the Company sold the shares of NEC Machinery Corporation and Anelva Corporation, which were formerly consolidated subsidiaries of the Company, to Canon Inc.

Operating income amounted to 17.7 billion yen, an amount almost equivalent to that of the previous fiscal year.

(4) Liquidity and capital resources

a.	Basic Liquidity Management Policy

Basic liquidity management policy of the NEC Group is to maintain the sum of cash and cash equivalents and committed credit facilities with financial institutions at a level equivalent to approximately two months of sales. Committed credit facilities are agreements under which financial institutions commit to extending loans upon request up to an agreed limit under certain terms and conditions.

Cash and cash equivalents, together with committed credit facilities established with financial institutions, were 783.3 billion yen at the end of the fiscal year ended March 31, 2007. This included cash and cash equivalents of 423.4 billion yen and the unused portion of 359.9 billion yen of total long-term and short-term committed credit facilities of 417.0 billion yen. This is equivalent to roughly 2 times average monthly sales in the fiscal year ended March 31, 2007.

Cash and cash equivalents are mainly denominated in yen as well as other denominations that include U.S. dollars and euros.

b.	Capital resources

The NEC Group maintains credit facilities that it believes are sufficient to meet its short-term and long-term funding needs.

With regard to short-term financing, the NEC Group relies primarily on commercial paper (“CP”) in Japan to provide short-term financing for operating purposes. It has a 515.0 billion yen CP program. To prepare for unexpected short-term funding needs or instability in fund procurement through the issue of CP, it maintains committed short-term credit facilities of 307.0 billion yen to ensure that funds may be borrowed from financial institutions at all times. Of this amount, 80.0 billion yen represents a committed credit facility with a contract period effective from March 2007 through March 2010 that enables it to obtain short-term loans.

With regard to long-term financing, the NEC Group has a 300.0 billion yen straight bond issuance program in Japan.

In the fiscal year ended March 31, 2005, the Company established a committed credit facility of 100.0 billion yen to ensure that the NEC Group can meet long-term funding requirements. During the period from January 2005 to January 2008, this credit facility gives us a framework for flexibly taking out long-term loans with terms up to January 31, 2013. This long-term committed credit facility contains a clause that will revoke the facility in the event that the Company’s rating (given by Rating and Investment Information, Inc.) is downgraded by five notches, from A at present to BB+ or lower.

In the fiscal year ended March 31, 2007, a consolidated subsidiary, NEC TOKIN Corporation, also established a credit facility of 10.0 billion yen to ensure that the NEC Group can meet long-term funding requirements. During the period from March 2007 to March 2008, this credit facility gives the NEC Group a framework for flexibly taking out long-term loans with terms up to March 30, 2011. This long-term credit facility contains a clause that will revoke the facility in the event that NEC TOKIN’s rating (given by at least either Rating and Investment Information, Inc. or Japan Credit Rating Agency, Ltd.) is downgraded to BB or lower (including the case where both ratings are dropped).

In the fiscal year ended March 31, 2007, the Company did not procure funds through the issuance of new shares or bonds.

Our basic policy regarding the structure of liabilities on balance sheets of the NEC Group is to maintain a balanced mix of fund procurement from debt and capital market instruments, while securing adequate long-term funds, from the standpoint of satisfying funding requirements in a stable manner.

The condition of it is as follows:

As of March 31	2006	2007
Long-term fund procurement*1	66.0%	58.9%
Use of capital market instruments*2	73.2%	72.5%

*1.	Long-term fund procurement is calculated by dividing the sum of bonds and long-term borrowings and others (lease obligations) by interest-bearing debt.
*2.	Use of capital market instruments is calculated by dividing bonds (including current position of bonds) and CPs by interest-bearing debt.

Short-term borrowings include loans from banks and insurance companies, and the average interest rate for the fiscal year ended March 31, 2007 was 1.81%.

(5) Management strategy and policy

The management strategy and policy were discussed under “3. Challenges to be Addressed by the NEC Group”.

Item 3.	Facilities

1. Overview of Capital Expenditures

The capital expenditures by each segment (excluding consumption taxes) of the Company and its consolidated subsidiaries for the fiscal year ended March 31, 2007 are as follows:

	Fiscal year ended March 31, 2007 (in millions of yen)	Ratio of which compared with fiscal year ended March 31, 2006 (%)
IT/Network Solutions business	24,056	36.9
Mobile/Personal Solutions business	10,527	(29.2)
Electron Devices business	120,832	8.6
Others	22,065	27.8

Total	177,480	10.3

The NEC Group invested in research and development facilities and production facilities for the third generation (3G) mobile communications systems, optical network systems, servers and storage products, and others in IT/Network Solutions business; BIGLOBE related equipment, research and development facilities and production facilities for mobile handsets in Mobile/Personal Solutions business; and research and development facilities and production facilities for advanced LSIs and others in Electron Devices business.

The NEC Group used its own funds and borrowings for these investments.

2. Major Facilities

Major facilities of the NEC Group are as follows:

(1) The Company

Name of Plant (Place)	Segment(s)	Facilities	Classification	Land	Building	Machinery and equipment	Others	Total capital expenditures	Employees
Tamagawa Plant (Nakahara-ku, Kawasaki-shi, Kanagawa)	IT/ Network Solutions business,	Facilities for production of communication equipment and research and development	Book value (in millions of yen)	36	9,884	4,770	6,505	21,195	3,655

	Mobile/ Personal Solutions business and Others		Area (square meters)	141,200 (30,210)

Fuchu Plant (Fuchu-shi, Tokyo)	IT/ Network Solutions business	Production facilities for computers and communication equipment	Book value (in millions of yen)	608	10,228	5,945	11,575	28,356

			Area (square meters)	219,729 (—)					3,294

Sagamihara Plant (Sagamihara-shi, Kanagawa)	Others	Research and development facilities	Book value (in millions of yen)	2,840	11,867	3,764	1,260	19,731

			Area (square meters)	195,291 (1,917)					277

Abiko Plant (Abiko-shi, Chiba)	IT/ Network Solutions business	Production facilities for communication equipment	Book value (in millions of yen)	7,495	7,128	4,684	4,266	23,573

			Area (square meters)	309,323 (5,213)					890

Head Office, Branch Division, Branch Office, Sales Division (Minato-ku, Tokyo, and others) Mobile/Personal Solutions business	IT/ Network Solutions business,	Other facilities	Book value (in millions of yen)	38,359	37,890	1,468	15,905	93,622

	Mobile/ Personal Solutions business and Others		Area (square meters)	907,330 (26,435)					14,486

Notes:	1.	The number in the bracket in “Land” shows area of leased land and is not included in non-bracketed number.
	2.	Building, cars and other land delivery equipment, tools, furniture and fixture are included in “Others”.
	3.	The table above includes land for rent (74,802 square meters) and building for rent (465,944 square meters), which are mainly leased to subsidiaries of NEC Electronics Corporation.

(2) Japanese Subsidiaries

Name	Place	Related Segment(s)	Facilities	Book value (in millions of yen)					Employees	Note
				Buildings and structures	Machinery and equipments, and tools, furniture and fixture	Land (square meters)	Others	Total
NEC Computertechno, Ltd.	Koufu-shi, Yamanashi	IT/Network Solutions business	Production facilities for computers and others	7,211	1,271	3,598 (229,263)	121	12,201	751

NEC Yamanashi Ltd.	Otsuki-shi, Tokyo	IT/Network Solutions business	Production facilities for communication equipment and components	4,531	1,679	1,498 (47,866)	100	7,808	210

NEC Wireless Networks Ltd.	Fukushima-shi, Fukushima	IT/Network Solutions business	Production facilities for communication equipment and components	2,884	1,139	1,148 (92,206)	48	5,219	516

NEC BIGLOBE, Ltd.	Shinagawa-ku, Tokyo	Mobile/Personal Solutions business	Facilities for provision of Internet services	1,633	4,524	0 (0)	984	7,141	485

NEC Personal Products, Ltd.	Yonezawa-shi, Yamagata, and others	Mobile/Personal Solutions business	Production facilities for PCs, etc.	4,120	3,094	2,648 (147,732)	240	10,102	2,465

NEC AccessTechnica, Ltd.	Kakegawa-shi, Shizuoka	Mobile/Personal Solutions business	Production facilities for communication equipment	2,099	1,129	219 (52,043)	210	3,657	1,446

NEC Saitama, Ltd.	Kodama-gun Kamikawa-machi, Saitama	Mobile/Personal Solutions business	Production facilities for communication equipment and components	2,324	3,412	1,562 (59,908)	59	7,357	856

NEC Electronics Corporation	Kawasaki-shi, Kanagawa, and others	Electron Devices business	Development and preproduction facilities for integrated circuits (“ICs”) and discrete semiconductors	6,628	25,288	— (—)	754	32,670	5,989	*1

NEC Yamagata Ltd.	Tsuruoka-shi, Yamagata, and others	Electron Devices business	Production facilities for ICs and discrete semiconductors	18,875	28,417	1,601 (126,423)	1,179	50,072	1,499	*1

NEC Kyusyu Ltd.	Kumamoto-shi, Kumamoto	Electron Devices business	Production facilities for ICs	20,980	24,315	3,583 (160,390)	144	49,022	2,291	*1

NEC Kansai Ltd.	Otsu-shi, Shiga, and others	Electron Devices business	Production facilities for ICs and discrete semiconductors	13,040	15,567	4,847 (222,177)	456	33,910	2,301	*1

Nippon Avionics Co., Ltd.	Yokohama-shi, Kanagawa, and others	Others	Office, Land, Building, Production facilities	743	1,191	3,342 (27,452)	34	5,310	804

Note:	*1.	In addition to the above, the subsidiaries leased semiconductor production facilities from NEC Leasing, Ltd. and others.

(3) Overseas Subsidiaries

Name	Place	Related Segment(s)	Facilities	Book value (in millions of yen)					Employees	Note
				Buildings and structures	Machinery and equipments, and tools, furniture and fixture	Land (square meters)	Others	Total
NEC Corporation of America (including its consolidated 13 subsidiaries)	Irving, Texas, U.S.A.	IT/Network Solutions business	Sales and marketing facilities for fingerprint identification system and communication equipment	2,040	2,570	721 (87,674)	270	5,601	2,447

NEC Europe Ltd. (including its consolidated 8 subsidiaries)	London, United Kingdom	IT/Network Solutions business	Sales and marketing facilities for communication equipment	0	2,194	— (—)	0	2,194	890

NEC Electronics America, Inc.	Roseville, California, U.S.A.	Electron Devices business	Production facilities for ICs	218	2,190	968 (622,852)	9,653	13,029	1,166

NEC Semiconductors (Malaysia) Sdn. Bhd.	Kuala Langat, Malaysia	Electron Devices business	Production facilities for ICs and discrete semiconductors	1,741	6,680	— (—)	—	8,421	1,994

3. Plans for Addition or Disposal of Facilities

The total amount of the planned capital expenditures for the fiscal year ended March 31, 2008 is 150,000 million yen. The breakdown by the business segments is as follows:

Segment	Planned amount as of March 31, 2007 (in millions of yen)	Major facilities and purpose	Method of financing
IT/Network Solutions business	25,000	Expansion of research and development facilities and production facilities	Own funds and borrowings

Mobile/Personal Solutions business	14,000	Expansion of research and development facilities and production facilities	Own funds and borrowings

Electron Devices business	83,000	Expansion of research and development facilities and production facilities for semiconductors	Own funds and borrowings

Others	28,000	Expansion of research facilities	Own funds and borrowings

Total	150,000	—	—

Notes:	1.	The amounts above does not include consumption tax.
	2.	There is no material plan for disposals or sales of facilities, except for renewals in ordinary course of business.
	3.	The detail of the plans in each segment is as follows:
		(1)	IT/Network Solutions business: Expansion of research and development facilities and production facilities for the third generation mobile communications systems and computers
		(2)	Mobile/Personal Solutions business: Expansion of research and development facilities and production facilities for mobile handsets, and BIGLOBE related facilities.
		(3)	Electron Devices business: Expansion of research and development facilities and production facilities for advanced system LSIs.

Item 4.	Company Information

1. Information on the Company’s Shares

(1) Total number of shares

a. Total number of shares

Class	Total number of authorized shares
Common stock	7,500,000,000
Total	7,500,000,000

b. Issued shares

Class	Number of shares issued as of March 31, 2007	Number of shares issued as of June 21, 2007	Names of listing stock exchange or registered securities dealers association	Contents
Common Stock	2,029,555,412	2,029,555,412	- Tokyo Stock Exchange - Osaka Securities Exchange - Nagoya Stock Exchange - Fukuoka Stock Exchange - Sapporo Securities Exchange - NASDAQ Stock Market (in the U.S.)	—
Total	2,029,555,412	2,029,555,412	—	—

Note:	The number of shares which was converted from convertible bonds from June 1, 2007 to June 21, 2007, is not included in “Number of shares issued as of June 21, 2007” above.

(2) Stock subscription rights

a.	The Company issued stock subscription rights pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan (revised in 2001).

(i)	Resolution of Shareholder’s Meeting held on June 20, 2002

	As of March 31, 2007		As of May 31, 2007

Number of stock subscription rights	163		156

Number of stock subscription rights acquirable by the Company	—		Same as on the left

Class of stock subscription rights to be issued or acquired upon exercise	Common stock		Same as on the left

Number of the Company’s shares to be issued or acquired upon exercise of the stock subscription rights	163,000 (Note 1)		156,000 (Note 1)

Amount to be paid upon exercise of the stock subscription rights (yen)	888 (Note 2)		Same as on the left

Exercise Period	From July 1, 2004 to June 30, 2008		Same as on the left

Issue price and amount to be increased in common stock on which the Company’s shares are issued for exercise of the stock subscription rights (yen)	Issue price Amount to be increased in common stock	888 444	Same as on the left

Conditions for exercising the stock subscription rights

Any person to whom the stock subscription rights were allotted (“Holder”) may exercise the stock subscription rights so long as the Holder is a director, corporate officer or employee of the Company or its subsidiaries (excluding companies whose stocks are listed).

Notwithstanding the foregoing, if a Holder ceases to hold such position during the exercise period of the stock subscription rights, such Holder may exercise its stock subscription rights for a period of one year after leaving such position, but not later than the end of the exercise period. Furthermore, if a Holder loses such position on or before June 30, 2004, such Holder may exercise its stock subscription rights for a period of one year from July 1, 2004.

Successors or heirs of a Holder shall not be permitted to exercise the stock subscription rights.

Partial exercise of the stock subscription rights shall not be permitted.

Same as on the left

Matters relating to transfer of stock subscription rights	Any transfer of the stock subscription rights shall be approved at the meeting of Board of Directors of the Company.		Same as on the left

Matters relating to payment by property other than money	—		Same as on the left

Matters relating to delivery of stock subscription rights in case of corporate restructuring	—		Same as on the left

Notes:

1. In the event that the Company’s splits or consolidates its shares of common stock (“stock split or consolidation”), the number of shares to be issued or transferred upon exercise of the stock subscription rights, which have not been exercised at the time of such stock split or consolidation, shall be adjusted according to the following formula, with fractions less than one share resulting from the adjustment to be discarded.

Number of shares after adjustment =
Number of shares before adjustment x Ratio of stock split or consolidation

2. In the event that the Company issues new shares or transfers treasury shares at less than the market price (excluding issue or transfer upon conversion of convertible bonds pursuant to Article 341-2 of the Commercial Code of Japan before its amendment effective from April 1, 2002, exercise of rights pursuant to Item 3 of Paragraph 2, Article 210-2 of the Commercial Code of Japan before its amendment effective from October 1, 2001 and exercise of stock subscription rights), the exercise price shall be adjusted in accordance with the following formula, with fractional amounts of less than one yen resulting from the adjustment to be rounded up to one yen.

Exercise price after adjustment =
Exercise price before adjustment x

{Number of shares outstanding + (Number of new shares to be issued x Amount to be paid per share)/ Market price per share before issue of new shares} / (Number of shares outstanding + Number of new shares to be issued)

In the event of stock split or consolidation after the issuances of the stock subscription rights, the exercise price shall be adjusted in accordance with the following formula, with fractional amounts of less than one yen resulting from adjustment to be rounded up to one yen.

Exercise price after adjustment =
Exercise price before adjustment x (1/Ratio of stock split or consolidation)

(ii)	Resolution of Shareholder’s Meeting held on June 19, 2003

	As of March 31, 2007		As of May 31, 2007
Number of stock subscription rights	187		175

Number of stock subscription rights acquirable by the Company	—		Same as on the left

Class of stock subscription rights to be issued or acquired upon exercise	Common Stock		Same as on the left

Number of the Company’s shares to be issued or acquired upon exercise of the stock subscription rights	187,000 (Note 1)		175,000 (Note 1)

Amount to be paid upon exercise of the stock subscription rights (yen)	769 (Note 2)		Same as on the left

Exercise Period	From July 1, 2005 to June 30, 2009		Same as on the left

Issue price and amount to be increased in common stock on which the Company’s shares are issued for exercise of the stock subscription rights (yen)	Issue price Amount to be increased in common stock	769 385	Same as on the left

Conditions for exercising the stock subscription rights

Holder may exercise the stock subscription rights so long as the Holder is a director, corporate officer or employee of the Company or its subsidiaries (excluding companies whose stocks are listed and their subsidiaries).

Notwithstanding the foregoing, if a Holder ceases to hold such position during the exercise period of the stock subscription rights, such Holder may exercise its stock subscription rights for a period of one year after leaving such position, but not later than the end of the exercise period. Furthermore, if a Holder loses such position on or before June 30, 2005, such Holder may exercise its stock subscription rights for a period of one year from July 1, 2005.

Successors or heirs of a Holder shall not be permitted to exercise the stock subscription rights.

Partial exercise of the stock subscription rights shall not be permitted.

Same as on the left

Matters relating to transfer of stock subscription rights	Any transfer of the stock subscription rights shall be approved at the meeting of Board of Directors of the Company.		Same as on the left

Matters relating to payment by property other than money	—		Same as on the left

Matters relating to delivery of stock subscription rights in case of corporate restructuring	—		Same as on the left

Notes:

1. In the event that the Company’s splits or consolidates its shares of common stock (“stock split or consolidation”), the number of shares to be issued or transferred upon exercise of the stock subscription rights, which have not been exercised at the time of such stock split or consolidation, shall be adjusted according to the following formula, with fractions less than one share resulting from the adjustment to be discarded.

Number of shares after adjustment =
Number of shares before adjustment x Ratio of stock split or consolidation

2. In the event that the Company issues new shares or transfers treasury shares at less than the market price (excluding issue or transfer upon conversion of convertible bonds pursuant to Article 341-2 of the Commercial Code of Japan before its amendment effective from April 1, 2002, exercise of rights pursuant to Item 3 of Paragraph 2, Article 210-2 of the Commercial Code of Japan before its amendment effective from October 1, 2001 and exercise of stock subscription rights), the exercise price shall be adjusted in accordance with the following formula, with fractional amounts of less than one yen resulting from the adjustment to be rounded up to one yen.

Exercise price after adjustment =
Exercise price before adjustment x

{Number of shares outstanding + (Number of new shares to be issued x Amount to be paid per share)/ Market price per share before issue of new shares} / (Number of shares outstanding + Number of new shares to be issued)

In the event of stock split or consolidation after the issuances of the stock subscription rights, the exercise price shall be adjusted in accordance with the following formula, with fractional amounts of less than one yen resulting from adjustment to be rounded up to one yen.

Exercise price after adjustment =
Exercise price before adjustment x (1/Ratio of stock split or consolidation)

(iii)	Resolution of Shareholder’s Meeting held on June 22, 2004

	As of March 31, 2007		As of May 31, 2007

Number of stock subscription rights	279		Same as on the left

Number of stock subscription rights acquirable by the Company	—		Same as on the left

Class of stock subscription rights to be issued or acquired upon exercise	Common stock		Same as on the left

Number of the Company’s shares to be issued or acquired upon exercise of the stock subscription rights	279,000 (Note 1)		Same as on the left

Amount to be paid upon exercise of the stock subscription rights (yen)	801 (Note 2)		Same as on the left

Exercise Period	From July 1, 2006 to June 30, 2010		Same as on the left

Issue price and amount to be increased in common stock on which the Company’s shares are issued for exercise of the stock subscription rights (yen)	Issue price Amount to be increased in common stock	801 401	Same as on the left

Conditions for exercising the stock subscription rights

Holder may exercise the stock subscription rights so long as the Holder is a director, corporate officer or employee of the Company or its subsidiaries (excluding companies whose stocks are listed and their subsidiaries).

Notwithstanding the foregoing, if a Holder ceases to hold such position during the exercise period of the stock subscription rights, such Holder may exercise its stock subscription rights for a period of one year after leaving such position, but not later than the end of the exercise period. Furthermore, if a Holder loses such position on or before June 30, 2006, such Holder may exercise its stock subscription rights for a period of one year from July 1, 2006.

Successors or heirs of a Holder shall not be permitted to exercise the stock subscription rights.

Partial exercise of the stock subscription rights shall not be permitted.

Same as on the left

Matters relating to transfer of stock subscription rights	Any transfer of the stock subscription rights shall be approved at the meeting of Board of Directors of the Company.		Same as on the left

Matters relating to payment by property other than money	—		Same as on the left

Matters relating to delivery of stock subscription rights in case of corporate restructuring	—		Same as on the left

Notes:

1. In the event that the Company’s splits or consolidates its shares of common stock (“stock split or consolidation”), the number of shares to be issued or transferred upon exercise of the stock subscription rights, which have not been exercised at the time of such stock split or consolidation, shall be adjusted according to the following formula, with fractions less than one share resulting from the adjustment to be discarded.

Number of shares after adjustment =
Number of shares before adjustment x Ratio of stock split or consolidation

2. In the event that the Company issues new shares or transfers treasury shares at less than the market price (excluding issue or transfer upon conversion of convertible bonds pursuant to Article 341-2 of the Commercial Code of Japan before its amendment effective from April 1, 2002, exercise of rights pursuant to Item 3 of Paragraph 2, Article 210-2 of the Commercial Code of Japan before its amendment effective from October 1, 2001 and exercise of stock subscription rights), the exercise price shall be adjusted in accordance with the following formula, with fractional amounts of less than one yen resulting from the adjustment to be rounded up to one yen.

Exercise price after adjustment =
Exercise price before adjustment x

{Number of shares outstanding + (Number of new shares to be issued x Amount to be paid per share)/ Market price per share before issue of new shares} / (Number of shares outstanding + Number of new shares to be issued)

In the event of stock split or consolidation after the issuances of the stock subscription rights, the exercise price shall be adjusted in accordance with the following formula, with fractional amounts of less than one yen resulting from adjustment to be rounded up to one yen.

Exercise price after adjustment =
Exercise price before adjustment x (1/Ratio of stock split or consolidation)

(iv) Resolution of Shareholder’s Meeting held on June 22, 2005

	As of March 31, 2007		As of May 31, 2007

Number of stock subscription rights	290		Same as on the left

Number of stock subscription rights acquirable by the Company	—		Same as on the left

Class of stock subscription rights to be issued or acquired upon exercise	Common stock		Same as on the left

Number of the Company’s shares to be issued or acquired upon exercise of the stock subscription rights	290,000 (Note 1)		Same as on the left

Amount to be paid upon exercise of the stock subscription rights (yen)	637 (Note 2)		Same as on the left

Exercise Period	From July 1, 2007 to June 30, 2011		Same as on the left

Issue price and amount to be increased in common stock on which the Company’s shares are issued for exercise of the stock subscription rights (yen)	Issue price Amount to be increased in common stock	637 319	Same as on the left

Conditions for exercising the stock subscription rights

Holder may exercise the stock subscription rights so long as the Holder is a director, corporate officer or employee of the Company or its subsidiaries (excluding companies whose stocks are listed and their subsidiaries).

Notwithstanding the foregoing, if a Holder ceases to hold such position during the exercise period of the stock subscription rights, such Holder may exercise its stock subscription rights for a period of one year after leaving such position, but not later than the end of the exercise period. Furthermore, if a Holder loses such position on or before June 30, 2007, such Holder may exercise its stock subscription rights for a period of one year from July 1, 2007.

Successors or heirs of a Holder shall not be permitted to exercise the stock subscription rights.

Partial exercise of the stock subscription rights shall not be permitted.

Same as on the left

Matters relating to transfer of stock subscription rights	Any transfer of the stock subscription rights shall be approved at the meeting of Board of Directors of the Company.		Same as on the left

Matters relating to payment by property other than money	—		Same as on the left

Matters relating to delivery of stock subscription rights in case of corporate restructuring	—		Same as on the left

Notes:

1. In the event that the Company’s splits or consolidates its shares of common stock (“stock split or consolidation”), the number of shares to be issued or transferred upon exercise of the stock subscription rights, which have not been exercised at the time of such stock split or consolidation, shall be adjusted according to the following formula, with fractions less than one share resulting from the adjustment to be discarded.

Number of shares after adjustment =
Number of shares before adjustment x Ratio of stock split or consolidation

2. In the event that the Company issues new shares or transfers treasury shares at less than the market price (excluding issue or transfer upon conversion of convertible bonds pursuant to Article 341-2 of the Commercial Code of Japan before its amendment effective from April 1, 2002, exercise of rights pursuant to Item 3 of Paragraph 2, Article 210-2 of the Commercial Code of Japan before its amendment effective from October 1, 2001 and exercise of stock subscription rights), the exercise price shall be adjusted in accordance with the following formula, with fractional amounts of less than one yen resulting from the adjustment to be rounded up to one yen.

Exercise price after adjustment =
Exercise price before adjustment x

{Number of shares outstanding + (Number of new shares to be issued x Amount to be paid per share)/ Market price per share before issue of new shares} / (Number of shares outstanding + Number of new shares to be issued)

In the event of stock split or consolidation after the issuance of the stock subscription rights, the exercise price shall be adjusted in accordance with the following formula, with fractional amounts of less than one yen resulting from adjustment to be rounded up to one yen.

Exercise price after adjustment =
Exercise price before adjustment x (1/Ratio of stock split or consolidation)

b.	The Company issued stock subscription rights pursuant to Articles 236, 238 and 239 of the Company Law of Japan

Resolutions of Shareholder’s Meeting held on June 22, 2006

	As of March 31, 2007		As of May 31, 2007
Number of stock subscription rights	294		Same as on the left

Number of stock subscription rights acquirable by the Company	—		Same as on the left

Class of stock subscription rights to be issued or acquired upon exercise	Common stock		Same as on the left

Number of the Company’s shares to be issued or acquired upon exercise of the stock subscription rights	294,000 (Note 1)		Same as on the left

Amount to be paid upon exercise of the stock subscription rights (yen)	636/ per share (Note 2)		Same as on the left

Exercise Period	From August 1, 2008 to July 31, 2012		Same as on the left

Issue price and amount to be increased in common stock on which the Company’s shares are issued for exercise of the stock subscription rights (yen)	Issue price Amount to be increased in common stock	636 318	Same as on the left

Conditions for exercising the stock subscription rights

Holder may exercise the stock subscription rights so long as the Holder is a director, corporate officer or employee of the Company or its subsidiaries (excluding companies whose stocks are listed and their subsidiaries).

Notwithstanding the foregoing, if a Holder ceases to hold such position during the exercise period of the stock subscription rights, such Holders may exercise its stock subscription rights for a period of one year after leaving such position, but not later than the end of the exercise period. Furthermore, if a Holder loses such position on or before June 30, 2008, such Holder may exercise its stock subscription rights for a period of one year from July 1, 2008.

Successors or heirs of a Holder shall not be permitted to exercise the stock subscription rights.

Partial exercise of the stock subscription rights shall not be permitted.

Same as on the left

Matters relating to transfer of stock subscription rights	Any transfer of the stock subscription rights shall be approved at the meeting of Board of Directors of the Company.		Same as on the left

Matters relating to payment by property other than money	—		Same as on the left

Matters relating to delivery of stock subscription rights in case of corporate restructuring	—		Same as on the left

Notes:

1. In the event that the Company’s splits or consolidates its shares of common stock (“stock split or consolidation”), the number of shares to be issued or transferred upon exercise of the stock subscription rights, which have not been exercised at the time of such stock split or consolidation, shall be adjusted according to the following formula, with fractions less than one share resulting from the adjustment to be discarded.

Number of shares after adjustment =
Number of shares before adjustment x Ratio of stock split or consolidation

2. In the event that the Company issues new shares or transfers treasury shares at less than the market price (excluding issue or transfer upon conversion of convertible bonds pursuant to Article 341-2 of the Commercial Code of Japan before its amendment effective from April 1, 2002, exercise of rights pursuant to Item 3 of Paragraph 2, Article 210-2 of the Commercial Code of Japan before its amendment effective from October 1, 2001 and exercise of stock subscription rights), the exercise price shall be adjusted in accordance with the following formula, with fractional amounts of less than one yen resulting from the adjustment to be rounded up to one yen.

Exercise price after adjustment =
Exercise price before adjustment x
{Number of shares outstanding + (Number of new shares to be issued x Amount to be paid per share)/ Market price per share} / (Number of shares outstanding + Number of new shares to be issued)

In the event of stock split or consolidation after the issuances of the stock subscription rights, the exercise price shall be adjusted in accordance with the following formula, with fractional amounts of less than one yen resulting from adjustment to be rounded up to one yen.

Exercise price after adjustment =
Exercise price before adjustment x (1/Ratio of stock split or consolidation)

c.	The Company issued convertible bonds pursuant to Article 341-2 of the Commercial Cord of Japan (before amendment on April 1, 2002). The balance, convertible price and amount to be increased in common stock are as follows:

Unsecured 10th Convertible Bonds (Issued on April 15, 1996)

	As of March 31, 2007	As of May 31, 2007
Balance of Convertible Bonds (In millions of yen)	97,904	Same as on the left
Convertible Price (yen)	1,326	Same as on the left
Amount to be increased in common stock (yen)	663/ per share	Same as on the left

Euro Yen Convertible Bonds due 2010 (Issued on December 10, 2001)

	As of March 31, 2007	As of May 31, 2007
Balance of Convertible Bonds (In millions of yen)	100,000	Same as on the left
Convertible Price (yen)	1,664.10	Same as on the left
Amount to be increased in common stock (yen)	833/ per share	Same as on the left

(3)	Rights Plan

Not applicable

(4)	Changes in total number of shares issued, common stock and others

	Increase and decrease of shares issued (In thousands of shares)	Balance of shares issued (In thousands of shares)	Increase and decrease of common stock (In millions of yen)	Balance of common stock (In millions of yen)	Increase and decrease of Legal capital surplus (In millions of yen)	Balance of Legal capital surplus (In millions of yen)
December 17, 2003 (Note 1)	250,000	1,906,268	85,250	329,976	85,240	388,286
January 20, 2004 (Note 2)	23,000	1,929,268	7,843	337,820	7,842	396,128
From April 1, 2003 to March 31, 2004 (Note 3)	0.5	1,929,268	0.5	337,820	0.4	396,129
June 1, 2004 (Note 4)	—	1,929,268	—	337,820	1	396,131
June 1, 2005 (Note 5)	66,654	1,995,922	—	337,820	16,225	412,356
From April 1, 2005 to March 31, 2006 (Note 3)	0.6	1,995,923	0.9	337,821	0.9	412,357
May 1, 2006 (Note 6)	33,630	2,029,553	—	337,821	10,019	422,377
From April 1, 2006 to March 31, 2007 (Note 3)	1	2,029,555	0.9	337,822	0.9	422,378

Notes:	1. Offering of newly issued shares
Issue Price: 711yen
Issue value: 681.96 yen
Amount to be increased in common stock: 341 yen
2. Allocation of new shares to third parties
Issue price: 681.96 yen
Amount to be increased in common stock: 341 yen
Allocated to: Daiwa Securities SMBC CO. Ltd.
3. Shares of the Company increased as a result of conversion of the convertible bonds.
4. Shares of the Company increased in connection with the merger of NEF Corporation, a wholly owned subsidiary of the Company.
5. Shares of the Company increased in connection with the stock-for-stock exchanges with NEC Soft, Ltd. and NEC System Technologies, Ltd.
6. Shares of the Company increased in connection with the stock-for-stock exchange with NEC Infrontia Corporation.
7. There was no conversion of the convertible bonds from April 1, 2007 to May 31, 2007.

(5)	Classification of Shareholders

	(As of March 31, 2007 )
	Shares (Number of one unit of shares: 1,000)								Shares less than One Unit (shares)
	Japanese government and local government	Financial institutions	Securities Companies	Other Corporation	Foreign investors		Japanese Individuals and Others	Total
					Other than Individuals	Individuals
Number of Shareholders	1	217	115	2,153	588	70	227,415	230,559	—
Number of Shares Held (unit)	1	591,721	45,825	90,306	557,239	251	729,751	2,015,094	14,461,412
Percentage of Shares Held (%)	0.00	29.37	2.27	4.48	27.65	0.01	36.22	100	—

Notes:	1. 255 units of shares under the name of Japan Securities Depository Center, Inc. are included in “Other Corporation.”
2. Of 3,455,229 shares of treasury stock, 3,455 units of shares are included in “Japanese Individuals and Others”, and 229 shares are included in “Shares under One Unit”.

(6)	Major Shareholders

(As of March 31, 2007)

Name of Shareholders	Address	Number of Shares Held (In thousands of shares )	Percentage of Shares Held (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	8-11, Harumi 1-chome, Chuo-ku, Tokyo	84,770	4.18

The Master Trust Bank of Japan, Ltd. (Trust Account)	11-3, Hamamatsu-cho 2-chome, Minato-ku, Tokyo	83,869	4.13

Japan Trustee Services Bank, Ltd. (Trust Account No.4)	8-11, Harumi 1-chome, Chuo-ku, Tokyo	57,736	2.84

The Chase Manhattan Bank, N.A. London (Custodian: Kabutocho Corporate Banking and Securities Business Division, Mizuho Corporate Bank)	Woolgate House, Coleman Street. London EC2P 2HD, the U.K. (6-7, Kabuto-cho, Nihonbashi, Chuo-ku, Tokyo)	47,519	2.34

Sumitomo Life Insurance Company	18-24, Tsukiji 7-chome, Chuoku, Tokyo	41,000	2.02

Nippon Life Insurance Company	6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo	39,977	1.97

NEC Employee Shareholding Association	7-1, Shiba 5-chome, Minato-ku, Tokyo	29,336	1.45

Hero and Company (Custodian: Custody Service Department, Sumitomo Mitsui Banking Corporation)	90 Washington Street, New York, NY 10015, the U.S. (3-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo)	28,050	1.38

The Dai-ichi Mutual Life Insurance Company	13-1, Yurakucho 1-chome, Chiyoda-ku, Tokyo	24,569	1.21

Japan Trustee Services Bank, Ltd. (The Sumitomo Trust & Banking Co., Ltd. Retrust Account/Sumitomo Corporation Employee Pension Trust Account)	8-11, Harumi 1-chome, Chuo-ku, Tokyo	23,299	1.15

Total	—	460,127	22.67

Notes:

1. Japan Trustee Service Bank, Ltd. and the Master Trust Bank of Japan, Ltd. hold the Company’s share in each account of “Japan Trustee Services Bank, Ltd. (Trust Account)”, “The Master Trust Bank of Japan, Ltd. (Trust Account)” and “Japan Trustee Services Bank, Ltd. (Trust Account No.4)” for their trust business.

2. The shares held by “ Japan Trustee Services Bank, Ltd. (The Sumitomo Trust & Banking Co., Ltd. Retrust Account/Sumitomo Corporation Employee Pension Trust Account)” are consisted of trusted shares of Sumitomo Corporation which are trusted to the Sumitomo Trust & Banking Co., Ltd. by Sumitomo Corporation and further trusted to Japan Trustee Services Bank, Ltd. by the Sumitomo Trust & Banking Co., Ltd., for employees’ pension trust. Sumitomo Corporation holds the instruction rights of voting rights of the shares.

3. The Company received from Morgan Stanley Japan Securities Co., and its affiliated companies copies of reports concerning the bulk holding of shares of common stock indicating that, as of June 30, 2006, these companies jointly held 98,665,000 shares, or 4.86% of the total issued shares. The Company is unable to confirm their shareholdings because they did not appear on its register of shareholders.

Name of shareholders	Number of Shares Held (In thousands of shares )	Percentage of Shares Held (%)
Morgan Stanley Japan Securities Co., Ltd.	17,080	0.84
Morgan Stanley & Co. Incorporated	5,847	0.29
Morgan Stanley & Co. International Limited	20,053	0.99
MSDW Equity Finance Services I (Cayman) Ltd.	—	—
Morgan Stanley Capital (Luxembourg) SA	1,826	0.09
MSDW Equity Financing Services (Luxembourg) S.a.r.l	1,025	0.05
Morgan Stanley Investment Management Limited	18,712	0.92
Morgan Stanley Asset & Investment Trust Management Co., Limited	7,817	0.39
Morgan Stanley Investment Management Inc.	25,532	1.26
Van Kampen Asset Management	42	0.00
Morgan Stanley Investment Advisors Inc.	728	0.04

Total	98,665	4.86

4.	The Company received from JP Morgan Investment Management, Inc., and its affiliated companies copies of reports concerning the bulk holding of shares of common stock indicating that, as of April 30, 2006, these companies jointly held 59,629,000 shares (67,558,000 shares if the convertible bonds held by them are converted into shares of common stock), or 2.99% (3.37% if the convertible bonds held by them are converted into shares of common stock) of the total issued shares. The Company is unable to confirm their shareholdings because they did not appear on its register of shareholders.

Names of shareholders	Number of Shares Held (In thousands of shares )	Percentage of Shares Held (%)
JP Morgan Investment Management, Inc.	227 (227)	0.01 (0.01)
JP Morgan Asset Management (UK) Limited	1,295 (8,847)	0.06 (0.44)
JP Morgan Asset Management (Japan) Limited	19,632 (19,632)	0.98 (0.98)
JPMorgan Trust Bank Limited	34,257 (34,257)	1.72 (1.72)
J.P. Morgan Whitefriars Inc.	3,270 (3,647)	0.16 (0.18)
JF Asset Management (Taiwan) Ltd.	946 (946)	0.05 (0.05)

Total	59,628 (67,558)	2.99 (3.37)

The figures above in each cell of the table above have been presented by JP Morgan Investment Management, Inc. to show the number and percentage of common stock held by JP Morgan Investment Management, Inc., and its affiliated companies.

The figures below in each cell of the table above have been presented by JP Morgan Investment Management, Inc. to show the numbers and percentage of common stock to be held by JP Morgan Investment Management, Inc., and its affiliated companies if all of the convertible bonds of the Company held by them are converted.

(7)	Status of Voting Rights

a. Shares issued

	(As of March 31, 2007 )
	Number of Shares		Number of Voting Rights	Contents
Nonvoting shares	—		—	—
Shares with limited voting rights (Treasury stock, and etc.)	—		—	—
Shares with limited voting rights shares (Others)	—		—	—
	(Treasury stock)
	Common Stock:	3,455,000
	(Cross holding stock)
Shares with full voting rights (Treasury stock, and etc.)	Common Stock:	2,673,000
Shares with full voting rights (Others)	Common Stock:	2,008,966,000	2,008,966	—
Shares less than one unit	Common Stock:	14,461,412	—	—
Total number of shares issued		2,029,555,412	—	—
Total number of voting rights held by all shareholders	—		2,008,966	—

Notes:	1. 255,000 shares (255 units of voting rights) are included in “Shares with full voting rights (Others)” under the name of Japan Securities Depository Center, Inc.
2. The description of treasury stock and cross holding stock in shares less than one unit is as follows:

Name of shareholders	Number of shares held (shares)
NEC Corporation	229
Nippon Electric Glass Co., Ltd.	320
NEC Infrontia Corporation	966
SINCERE Corporation	382

b. Treasury stock, and etc.

				(As of March 31, 2007)
Name of shareholders	Address	Number of shares held under own name (shares)	Number of shares held under the names of others (shares)	Total (shares)	Percentage of Shares Held (%)
NEC Corporation	7-1, Shiba 5-chome, Minato-ku, Tokyo	3,455,000	—	3,455,000	0.17

Nippon Electric Glass Co., Ltd.	7-1, Seiran 2-chome, Otsu-shi, Shiga Prefecture	1,762,000	—	1,762,000	0.09

NEC Infrontia Corporation	6-1, Kitamikata 2-chome, Takatsu-ku, Kawasaki-shi, Kanagawa Prefecture	743,000	—	743,000	0.04

Nitsuko Electronics Corporation	2031-1, Ogawara, Susaka-shi, Nagano Prefecture	62,000	—	62,000	0.00

SINCERE Corporation	26-3, Minami-Ohi 6-chome, Shinagawa-ku, Tokyo	71,000	—	71,000	0.00

Techno Mind Corporation	6-11, Tsutsujigaoka 1-chome, Miyagino-ku, Sendai-shi, Miyagi Prefecture	20,000	—	20,000	0.00

SANWA ELECTRONICS CO., LTD.	977, Shinmaruko Higashi 2-chome, Nakahara-ku, Kawasaki-shi, Kanagawa Prefecture	12,000	—	12,000	0.00

Computer System Technology Co., Ltd.	1-12, Yanaghibashi 1-chome, Taito-ku, Tokyo	3,000	—	3,000	0.00

Total	—	6,128,000	—	6,128,000	0.30

(8)	Stock Option Plan

The Company has adopted stock option plans.

At the ordinary general meeting of shareholders held on June 21, 2001, the Company approved a stock option plan under which it purchased its shares pursuant to Article 210-2 of the Commercial Code of Japan (before amendment effective from October 1, 2001), and the option rights were granted to the persons specified below.

At the ordinary general meeting of shareholders held on June 20, 2002, June 19, 2003, June 22, 2004 and June 22, 2005, the Company approved stock option plans under which it may issue stock subscription rights with specifically favorable conditions to the persons specified below pursuant to Articles 280-20 and 280-21 of the former Commercial Code of Japan (revised in 2001).

At the ordinary general meeting of shareholders held on June 22, 2006, the Company approved a stock option plan under which it may issue stock subscription rights with specifically favorable conditions to the persons specified below pursuant to Article 236 and 238 of the Company Law in Japan (the “Company Law”).

The details of the stock option plans are as follows:

Date of resolution	June 21, 2001

Position and Number of Persons to whom the option rights were granted	Directors 16 Corporate Officers and certain upper-level employees (Riji) 154

Class of Shares	Common Stock

Number of Shares (shares)	62,000

Transfer Price (yen)	1,818 (Note)

Exercise Period	From July 1, 2003 to June 30, 2007

Conditions for exercising the Option Rights

Any person to whom the option rights were allotted may exercise the option rights if such person is a Director, corporate officers or certain upper-level employees (Riji) of the Company as of the exercise date of the option rights.

Notwithstanding the foregoing, if the eligible persons allotted the option rights ceases to hold such position, such persons may exercise its option rights for a period of one year after leaving such position, but not later than the end of the exercise period. Furthermore, if such person loses such position on or before June 30, 2003, such person may exercise its option rights for a period of one year from July 1, 2003.

The option rights shall become null and void in the event of death of the person being granted the option rights.

The person being granted the option rights shall not transfer to a third party, pledge, or otherwise disposed of the option rights granted.

Matters relating to payment by property other than money	—

Matters relating to delivery of stock subscription rights in case of corporate restructuring	—

Note:

In the event that the Company issues new shares at the price less than the market price (excluding issues of shares by conversion of convertible bonds or exercise of warrants), the transfer price shall be adjusted in accordance with the following formula, with fractional amounts of less than one yen resulting from the adjustment to be rounded up to one yen.

Exercise price after adjustment =

Exercise price before adjustment x {Number of shares outstanding + (Number of new shares to be issued x Amount to be paid per share)/ Market price per share before issue of new shares}/ (Number of shares outstanding + Number of new shares to be issued)

In the event of split or consolidation of shares, the transfer price will be adjusted in proportion to the ratio of split or consolidation, with fractional amounts of less than one yen resulting from adjustment to be rounded up to one yen.

Date of resolution	June 20, 2002

Position and Number of persons to whom the Stock Acquisition Rights were allotted

-   Directors

-   Corporate Officers

-   Executive General Managers and employees having important responsibilities equivalent to those of Executive General Managers

-   Full-time President and Chairman of the Board of the Company’s subsidiaries in Japan (excluding subsidiaries whose stocks are listed) that are important to NEC Group’s business strategy (Note)

Class of Shares	Described in “(2) Stock acquisition rights” above.

Number of Shares (shares)	Same as above

Exercise Price (yen)	Same as above

Exercise Period	Same as above

Conditions for exercising stock subscription rights	Same as above

Matters relating to transfer of stock subscription rights	Same as above

Matters relating to payment by property other than money	—

Matters relating to delivery of stock subscription rights in case of corporate restructuring	—

Note:	At the meeting of Board of Directors held on June 28, 2002, the Company resolved the number of persons to whom the stock subscription rights was allotted as follows:

- Directors: 15

- Corporate Officers: 51

- Executive General Managers and employees having important responsibilities equivalent to those of Executive General Managers: 124

-Full-time President and Chairman of the Board of the Company’s subsidiaries in Japan (excluding subsidiaries whose stocks are listed) that are important to NEC Group’s business strategy: 43

Date of resolution	June 19, 2003

Position and Number of person to whom the Stock Acquisition Rights were allotted

-   Directors

-   Corporate Officers

-   Employees having important responsibilities equivalent to those of Corporate Officers

-   Executive General Managers and employees having important responsibilities equivalent to those of Executive General Managers

-   Full-time President and Chairman of the Board of the Company’s subsidiaries in Japan (excluding subsidiaries whose stocks are listed and their subsidiaries) that are important to NEC Group’s business strategy (Note)

Class of Shares	Described in “(2) Stock acquisition rights” above.

Number of Shares (shares)	Same as above

Exercise Price (yen)	Same as above

Exercise Period	Same as above

Conditions for exercising stock subscription rights	Same as above

Matters relating to transfer of stock subscription rights	Same as above

Matters relating to payment by property other than money	—

Matters relating to delivery of stock subscription rights in case of corporate restructuring	—

Note:	At the meeting of Board of Directors held on June 27, 2003, the Company resolved the number of persons to whom the stock subscription rights was allotted as follows:

- Directors: 15

- Corporate Officers: 41

- Employees having important responsibilities equivalent to those of Corporate Officers: 1

- Executive General Managers and employees having important responsibilities equivalent to those of Executive General Managers: 97

- Full-time President of the Company’s subsidiaries in Japan (excluding subsidiaries whose stocks are listed and their subsidiaries) that are important to NEC Group’s business strategy: 32

Date of resolution	June 22, 2004

Position and Number of person to whom the Stock Acquisition Rights were allotted

-   Directors

-   Corporate Officers

-   Executive General Managers

-   Employees having important responsibilities equivalent to those of Corporate Officers or Executive General Managers

-   Full-time President of the Company’s subsidiaries in Japan (excluding subsidiaries whose stocks are listed and their subsidiaries) that are important to NEC Group’s business strategy (Note)

Class of Shares	Described in “(2) Stock acquisition rights” above.

Number of Shares (Shares)	Same as above

Exercise Price (yen)	Same as above

Exercise Period	Same as above

Conditions for exercising stock subscription rights	Same as above

Matters relating to transfer of stock subscription rights	Same as above

Matters relating to payment by property other than money	—

Matters relating to delivery of stock subscription rights in case of corporate restructuring	—

Note:	At the meeting of Board of Directors held on June 28, 2004, the Company resolved the number of persons to whom the stock subscription rights was allotted as follows:

- Directors: 15

- Corporate Officers: 36

- Employees having important responsibilities equivalent to those of Corporate Officers: 1

- Executive General Managers and employees having important responsibilities equivalent to those of Executive General Managers: 91

- Full-time President of the Company’s subsidiaries in Japan (excluding subsidiaries whose stocks are listed and their subsidiaries) that are important to NEC Group’s business strategy: 31

Date of resolution	June 22, 2005

Position and Number of person to whom the Stock Acquisition Rights were allotted

-   Directors

-   Corporate Officers

-   Executive General Managers

-   Employees having important responsibilities equivalent to those of Corporate Officers or Executive General Managers

-   Full-time President of the Company’s subsidiaries in Japan (excluding subsidiaries whose stocks are listed and their subsidiaries) that are important to NEC Group’s business strategy (Note)

Class of Shares	Described in “(2) Stock acquisition rights” above.

Number of Shares (shares)	Same as above

Exercise Price (yen)	Same as above

Exercise Period	Same as above

Conditions for exercising stock subscription rights	Same as above

Matters relating to transfer of stock subscription rights	Same as above

Matters relating to payment by property other than money	—

Matters relating to delivery of stock subscription rights in case of corporate restructuring	—

Note:

At the meeting of the Board of Directors held on June 28, 2005, the Company resolved the number of persons to whom the stock subscription rights were allotted as follows:

-      Directors:                    15

-      Corporate Officers:                    39

-      Employees having important responsibilities equivalent to those of Corporate Officers:                    1

-      Executive General Managers and employees having important responsibilities equivalent to those of Executive General Managers:                    89

-      Full-time President of the Company’s subsidiaries in Japan (excluding subsidiaries whose stocks are listed and their subsidiaries) that are important to NEC Group’s business strategy:                    32

Date of resolution	June 22, 2006

Position and Number of person to whom the Stock Acquisition Rights were allotted

-   Directors holding office as of the date of allotment of the stock subscription rights

-   Corporate Officers holding office as of the date of allotment of the stock subscription rights

-   Executive General Managers holding office as of the date of allotment of the stock subscription rights

-   Employees, having important responsibilities equivalent to those of Corporate Officers or Executive General Managers, and holding office as of the date of allotment of the stock subscription rights

-   Full-time President of the Company’s subsidiaries in Japan (excluding subsidiaries whose stocks are listed and their subsidiaries) that are important to NEC Group’s business strategy, and that holds office as of the date of allotment of the stock subscription rights (Note)

Class of Shares	Described in “(2) Stock acquisition rights” above.

Number of Shares (shares)	Same as above

Exercise Price (yen)	Same as above

Exercise Period	Same as above

Conditions for exercising stock subscription rights	Same as above

Matters relating to transfer of stock subscription rights	Same as above

Matters relating to payment by property other than money	—

Matters relating to delivery of stock subscription rights in case of corporate restructuring	—

Note:

At the meetings of the Board of Directors held on June 28 and July 5, 2006, the Company resolved the number of persons to whom the stock subscription rights were allotted as follows:

-      Directors:                    15

-      Corporate Officers:                    24

-      Executive General Managers and employees having important responsibilities equivalent to those of Executive General Managers:                    82

-      Full-time President of the Company’s subsidiaries in Japan (excluding subsidiaries whose stocks are listed and their subsidiaries) that are important to NEC Group’s business strategy:                    34

2. Acquisition of Treasury Stock

Class of treasury stock, and others

The Company acquired its common stock as a treasury stock based on requirements to buy shares less than one unit pursuant to Paragraph 6, Article 221 of the former Commercial Code of Japan and Paragraphs 7 and 13, Article 115 of the Company Law.

(1)	Acquisition of treasury stock resolved at Shareholder’s meetings

Not applicable

(2)	Acquisition of treasury stock resolved at the meetings of the Board of Directors

Not applicable

(3)	Acquisition of treasury stock not based on the resolutions of Shareholder’s meetings or the meetings of the Board of Directors

The Company acquired the common stock as treasury stock based on requirements to buy shares less than one unit pursuant to Paragraph 6, Article 221 of the former Commercial Code of Japan and Paragraphs 7 and 13, Article 115 of the Company Law.

	Fiscal year ended March 31, 2007	From April 1, 2007 to June 21, 2007
The number of treasury stock acquired (shares)	560,057	78,818
Total amount (yen)	356,079,581	50,204,655

Note:	The number of shares acquired for purchase of shares less than one unit from June 1, 2007 to June 21, 2007, are not included in the column of “From April 1, 2007 to June 21, 2007” above.

(4)	Status of disposal and holding of the Company’s treasury stock

	Fiscal year ended March 31, 2007		From April 1, 2007 to June 21, 2007
	Number of shares (shares)	Total amount of disposal price (yen)	Number of shares (shares)	Total amount of disposal price (yen)
Treasury Stock offered to be subscribed	—	—	—	—
Treasury Stock cancelled	—	—	—	—
Treasury Stock transferred due to merger, stock-for-stock exchange or demerger	—	—	—	—
Others (required sales from shareholders of shares less than one unit, and others)	79,159	49,276,758	5,795	3,685,271
Number of Treasury Stock Held	3,455,229	—	3,442,252	—

Note:	1.	The number of shares disposed for exercise of stock option (2,000 shares) are included in the column of “Fiscal year ended March 31, 2007” above.
	2.	The number of shares acquired for purchase of shares less than one unit and stock option plans from June 1, 2007 to June 21, 2007, are not included in the column of “From April 1, 2007 to June 21, 2007” above.

3. Dividend Policy

As the Company needs to adopt a flexible policy in order to better respond to the rapidly changing business environment, the Company considers, among other factors, the following factors in determining its cash dividends: the profits earned in the relevant fiscal period; the financial outlook for the following fiscal periods, the dividend payout ratio, and the internal demand for funds such as capital expenditures.

The Company paid an annual dividend of 8 yen per share of common stock for the full year ended March 31, 2007 (including an interim dividend of 4 yen per share of common stock). The Company aims to pay an annual dividend of 8 yen per share of common stock for the year ending March 31, 2008 (including an interim dividend of 4 yen per share of common stock). In addition, the Company’s Articles of Incorporation provides that the Company may determine distribution of surplus by a resolution of the Board of Directors so that the Company may make distributions flexibly. The Company will pay dividends twice annually, with the record dates of March 31 and September 30, consistent with past practices.

The dividend of the fiscal year ended March 31, 2007 is as follows:

Resolution	Total dividends (In millions of yen)	Dividends per share (yen)
November 21, 2006 meeting of Board of Directors	8,105	4.00
May 21, 2007 meeting of Board of Directors	8,104	4.00

4. Changes in the Market Price of the Company’s Shares

(1)	Report of intra-day high and low sale prices for the Company’s common stock for the recent five fiscal years

	165th business period	166th business period	167th business period	168th business period	169th business period
Fiscal year ended	Fiscal year ended March 31, 2003	Fiscal year ended March 31, 2004	Fiscal year ended March 31, 2005	Fiscal year ended March 31, 2006	Fiscal year ended March 31, 2007
High (yen)	1,158	1,030	937	828	920
Law (yen)	390	333	555	559	537

Note: The high and low sale prices are based on the price of the first section of Tokyo Stock Exchange.

(2)	Report of intra-day high and low sale prices for the Company’s common stock for the six month ended March 2007

	October 2006	November 2006	December 2006	January 2007	February 2007	March 2007
High (yen)	697	617	581	626	657	637
Low (yen)	601	537	546	566	582	583

Note: The high and low sale prices are based on the price of the first section of Tokyo Stock Exchange.

5.	Directors and Corporate Auditors

Title	Name	Date of birth	Brief Employment History		Term	Number of the Company’s shares held (In thousands of shares)
Chairman of the Board (Representative Director)	Hajime Sasaki	April 6, 1936	April 1961	Joined the Company	*1	56
			June 1988	Member of the Board
			June 1991	Senior Vice President and Member of the Board
			June 1994	Executive Vice President and Member of the Board
			June 1996	Senior Executive Vice President and Member of the Board (Representative Director)
			March 1999	Chairman of the Board (Representative Director) (to present)
Representative Status in Other Companies or Entities: Chairman, Japanese Standards Association

President and Member of the Board (Representative Director)	Kaoru Yano	February 23, 1944	April 1966	Joined the Company	*1	24
			June 1995	Member of the Board
			June 1999	Senior Vice President and Member of the Board
			December 2000	Senior Vice President and Member of the Board, Company Deputy President of NEC Networks
			April 2002	Senior Vice President and Member of the Board, Company President of NEC Networks
			October 2002	Executive Vice President and Member of the Board, Company President of NEC Networks
			April 2003	Executive Vice President and Member of the Board
			June 2004	Senior Executive Vice President and Member of the Board (Representative Director)
			April 2006	President (Representative Director) (to present)

Title	Name	Date of birth	Brief Employment History		Term	Number of the Company’s shares held (In thousands of shares)
Senior Executive Vice President and Member of the Board (Representative Director)	Kazumasa Fujie	July 18, 1944	April 1967	Joined the Company	*1	16
			June 1998	Member of the Board
			April 2000	Resigned as Director, Senior Vice President
			April 2002	Senior Vice President, Company Deputy President of NEC Networks
			April 2003	Senior Vice President
			June 2003	Senior Vice President and Member of the Board
			April 2005	Executive Vice President and Member of the Board
			April 2006	Senior Executive Vice President and Member of the Board (Representative Director) (to present)

Executive Vice President and Member of the Board	Botaro Hirosaki	November 1, 1946	April 1970	Joined the Company	*1	10
			December 2000	Executive General Manager, Optical Network Operations Unit, NEC Networks
			June 2001	Associate Senior Vice President, Executive General Manager, Optical Network Operations Unit, NEC Networks
			April 2003	Associate Senior Vice President, Executive General Manager, Intellectual Asset Operations Unit
			April 2004	Senior Vice President, Executive General Manager, Intellectual Asset Operations Unit
			April 2006	Executive Vice President
			June 2007	Executive Vice President and Member of the Board (to present)

Executive Vice President and Member of the Board	Masatoshi Aizawa	September 20, 1946	June 1972	Joined the Company	*1	8
			May 2001	Executive General Manager, Mission Critical Systems Operations Unit, NEC Solutions
			April 2002	Associate Senior Vice President, Executive General Manager, Mission Critical Systems Operations Unit, NEC Solutions
			April 2003	Associate Senior Vice President
			April 2004	Senior Vice President
			April 2006	Executive Vice President
			June 2006	Executive Vice President and Member of the Board (to present)

Title	Name	Date of birth	Brief Employment History		Term	Number of the Company’s shares held (In thousands of shares)
Executive Vice President and Member of the Board	Saburo Takizawa	February 27, 1948	April 1970	Joined the Company	*1	14
			June 2001	Executive General Manager, BIGLOBE Services Operations Unit, NEC Solutions
			April 2002	Associate Senior Vice President, Executive General Manager, BIGLOBE Services Operations Unit, NEC Solutions
			April 2003	Associate Senior Vice President, Executive General Manager, Broadband Solutions Operations Unit
			April 2004	Senior Vice President
			June 2004	Senior Vice President and Member of the Board
			April 2006	Executive Vice President and Member of the Board (to present)

Executive Vice President and Member of the Board	Konosuke Kashima	January 30, 1946	April 1969	Joined the Company	*1	13
			October 1998	General Manager, C&C Systems Group Planning Division
			April 2000	Associate Senior Vice President, General Manager, Company Planning Office, NEC Solutions
			October 2002	Senior Vice President, General Manager, Company Planning Office, NEC Solutions
			April 2003	Senior Vice President, General Manager, Corporate Planning Division
			April 2004	Senior Vice President
			June 2004	Senior Vice President and Member of the Board
			April 2007	Executive Vice President and Member of the Board (to present)

Executive Vice President and Member of the Board	Akihito Otake	March 21, 1947	April 1971	Joined the Company	*1	5
			April 2003	Executive General Manager, 2nd Computers Operations Unit
			July 2003	Associate Senior Vice President, Executive General Manager, 2nd Computers Operations Unit
			April 2005	Senior Vice President
			April 2007	Executive Vice President
			June 2007	Executive Vice President and Member of the Board (to present)

Title	Name	Date of birth	Brief Employment History		Term	Number of the Company’s shares held (In thousands of shares)
Senior Vice President and Member of the Board	Tsutomu Nakamura	June 12,1948	April 1971 April 2000	Joined the Company Senior General Manager, Mobile Terminals Operations Unit, NEC Networks	*1	11
			June 2000	Associate Senior Vice President, Executive General Manager, Mobile Terminals Operations Unit, NEC Networks
			April 2002	Senior Vice President, Company Deputy President of NEC Networks
			June 2002	Senior Vice President and Member of the Board, Company Deputy President of NEC Networks
			April 2003	Senior Vice President and Member of the Board
			April 2006	Senior Vice President and Member of the Board, Executive General Manager, Intellectual Asset Operations Unit
			April 2007	Senior Vice President and Member of the Board (to present)

Senior Vice President and Member of the Board	Toshimitsu Iwanami	September 23, 1949	April 1972	Joined the Company	*1	6
			April 2002	Executive General Manager, 1st Solutions Sales Operations Unit, NEC Solutions
			June 2003	President & CEO, NEC Solutions (America), Inc. (currently, NEC Corporation of America)
			April 2005	Associate Senior Vice President, Executive General Manager, 2nd Solutions Operations Unit
			April 2006	Senior Vice President
			June 2007	Senior Vice President and Member of the Board (to present)

Title	Name	Date of birth	Brief Employment History		Term	Number of the Company’s shares held (In thousands of shares)
Senior Vice President and Member of the Board	Takao Ono	July 4, 1948	April 1972	Joined the Company	*1	0
			October 2002	General Manager, Corporate Controller Division
			April 2004	Vice President, General Manager, Corporate Finance and IR Division
			April 2006	Associate Senior Vice President, General Manager, Corporate Finance and IR Division
			October 2006	Associate Senior Vice President, General Manager, Internal Control Division, General Manager, Corporate Finance and IR Division
			April 2007	Senior Vice President, General Manager, Corporate Finance and IR Division
			June 2007	Senior Vice President and Member of the Board,

Member of the Board	Toshio Morikawa	March 3, 1933	April 1955	Joined Sumitomo Bank, Limited (currently, Sumitomo Mitsui Banking Corporation, the “Bank”)	*1	2
			June 1980	Director of the Bank
			February 1984	Managing Director of the Bank
			October 1985	Senior Managing Director of the Bank
			October 1990	Deputy President of the Bank
			June 1993	President of the Bank
			June 1997	Chairman of the Board of the Bank
			June 2000	Member of the Board of the Company (to present)
			March 2001	Counselor of the Bank
			June 2002	Advisor (Tokubetsu Komon) of the Bank
			March 2005	Advisor (Meiyo Komon) of the Bank (to present)

Title	Name	Date of birth	Brief Employment History		Term	Number of the Company’s shares held (In thousands of shares)
Member of the Board	Yoshinari Hara	April 3, 1943	April 1967	Joined Daiwa Securities Co., Ltd. (“Daiwa Securities”)	*1	—
			June 1991	Director of Daiwa Securities
			September 1995	Managing Director of Daiwa Securities
			October 1997	President of Daiwa Securities
			April 1999	President & CEO, Daiwa Securities Group Inc., President of Daiwa Securities
			June 2004	Chairman of the Board, Daiwa Securities Group Inc. (to present)
			June 2006	Member of the Board of the Company (to present)

Member of the Board	Sawako Nohara	January 16, 1958	December 1988	Joined Living Science Institute	*1	—
			May 1995	Left Living Science Institute
			July 1995	Joined InfoCom Research, Inc.
			April 1996	Senior Researcher of InfoCom Research, Inc.
			July 1998	Head of the E-Commerce Business Development Group of InfoCom Research, Inc.
			December 2000	Left InfoCom Research, Inc., Director of IPSe Marketing, Inc.
			December 2001	President of IPSe Marketing, Inc. (to present)
			June 2006	Member of the Board of the Company (to present)
Representative Status in Other Companies or Entities: President of IPSe Marketing, Inc.

Title	Name	Date of birth	Brief Employment History		Term	Number of the Company’s shares held (In thousands of shares)
Member of the Board	Kenji Miyahara	November 5, 1935	April 1958	Joined Sumitomo Shoji Kaisha, Ltd. (currently, Sumitomo Corporation)	*1	—
			June 1986	Director, Sumitomo Corporation
			June 1990	Managing Director, Sumitomo Corporation
			June 1993	Senior Managing Director, Sumitomo Corporation
			June 1995	Executive Vice President, Sumitomo Corporation
			June 1996	President and Chief Executive Officer, Sumitomo Corporation
			June 2001	Chairman of the Board, Sumitomo Corporation (to present)
			June 2007	Member of the Board of the Company (to present)
Representative Status in Other Companies or Entities: Chairman of the Board, Sumitomo Corporation

Member of the Board	Hideaki Takahashi	March 22, 1948	August 1974	Joined NCR Corporation	*1	—
			March 1992	Executive Vice President and Representative Director, NCR Japan, Ltd.
			December 1997	Senior Vice President, NCR Corporation, Chairman and Representative Director, NCR Japan, Ltd.
			March 1999	Resigned from Senior Vice President, NCR Corporation, Resigned from Chairman and Representative Director, NCR Japan, Ltd.
			July 1999	Deputy President, Fuji Xerox Co., Ltd.
			March 2000	Deputy President and Representative Director, Fuji Xerox Co., Ltd.
			June 2005	Resigned from Deputy President and Representative Director, Fuji Xerox Co., Ltd.
			January 2006	Professor, Keio University Graduate School of Media and Governance (to present)
			June 2007	Member of the Board of the Company (to present)

Title	Name	Date of birth	Brief Employment History		Term	Number of the Company’s shares held (In thousands of shares)
Corporate Auditor (full-time)	Hiroshi Takakuta	July 30, 1942	April 1966	Joined the Company	*2	6
			July 1996	General Manager, 1st C&C Government Systems Division
			April 2000	Executive General Manager, 1st Solutions Sales Operation Unit, NEC Solutions Company Associate Senior Vice President
			April 2002	Senior Vice President
			July 2003	Executive Vice President
			April 2005	Advisor
			June 2005	Company Auditor of the Company (to present)

Corporate Auditor (full-time)	Kenji Seo	April 24, 1948	April 1972	Joined the Long-Term Credit Bank of Japan, Limited (currently, Shinsei Bank, Limited)	*3	—
			January 2001	Left the Long-Term Credit Bank of Japan, Limited
			February 2001	Joined the Company
			October 2002	General Manager, Affiliated Company Division
			April 2005	Vice President, General Manager, Affiliated Company Division
			June 2007	Vice President
			June 2007	Company Auditor of the Company (to present)

Corporate Auditor	Shinichi Yokoyama	September 10, 1942	April 1966	Joined Sumitomo Life Insurance Company	*3	—
			July 1992	Director, Sumitomo Life Insurance Company
			April 1995	Managing Director, Sumitomo Life Insurance Company
			July 1998	Senior Managing Director, Sumitomo Life Insurance Company
			April 2000	Deputy President, Sumitomo Life Insurance Company
			July 2001	President, Sumitomo Life Insurance Company
			April 2002	President and Chief Executive Officer, Sumitomo Life Insurance Company (to present)
			June 2003	Corporate Auditor of the Company (to present)
Representative Status in Other Companies or Entities: President and Chief Executive Officer, Sumitomo Life Insurance Company

Title	Name	Date of birth	Brief Employment History		Term	Number of the Company’s shares held (In thousands of shares)
Corporate Auditor	Muneo Shigematsu	February 9, 1941	April 1964	Joined Sumitomo Corporation	*4	—
			June 1993	Director, General Manager, Accounting Controlling Division, Sumitomo Corporation
			April 1997	Managing Director, Sumitomo Corporation
			April 2001	Senior Managing Director, Financial and Logistics Business Unit, Sumitomo Corporation
			June 2002	Resigned from the Board of Directors
			October 2002	Board of Directors, Executive Vice President, The Seiyu, Ltd.
			March 2004	Board of Directors and Nominating Committee member, The Seiyu, Ltd.
			June 2004	Corporate Auditor of the Company (to present)
			March 2007	Resigned from Nominating Committee member, The Seiyu, Ltd.

Corporate Auditor	Tatsuzo Homma	March 21, 1936	April 1965	Public Prosecutor, Tokyo District Public Prosecutors Office	*5	—
			April 1983	Director of Legal Department, Japan National Railways
			April 1990	Deputy Director of Immigration Bureau, Ministry of Justice
			September 1992	Public Prosecutor, Supreme Public Prosecutors Office
			December 1994	Director General of Probation Bureau, Ministry of Justice
			September 1995	Attorney General of Yokohama District Public Prosecutors Office
			December 1996	Resigned from Public Prosecutors Office
			March 1997	Appointed as a Notary, attached to Tokyo Legal Affairs Bureau
			March 2006	Retired from Notary Office
			April 2006	Registered as an Attorney (to present)
			June 2006	Corporate Auditor of the Company (to present)
					Total	171

Notes:

1. Ms. Sawako Nohara is the President of IPSe Marketing, Inc., and the Company has continuing business relationship with IPSe Marketing, Inc., to which the Company subcontracts consulting services on its IT business.

2. Mr. Kenji Miyahara is Chairman of the Board of Sumitomo Corporation, and the Company has continuing business relationship with Sumitomo Corporation such as sales of the Company’s products, provision of related services and purchase of software.

3. Mr. Shinichi Yokoyama is President and Chief Executive Officer of Sumitomo Life Insurance Company, and the Company has continuing business relationship with Sumitomo Life Insurance Company such as sales of the Company’s products, establishment of information systems, provision of consulting services and other Company’s services. In addition, the Company has long-term borrowings from Sumitomo Life Insurance Company.

4.	Messrs. Toshio Morikawa, Yoshinari Hara, Kenji Miyahara and Hideki Takahashi and Ms. Sawako Nohara are outside
Directors, as stipulated in Item 15, Article 2 of the Company Law.
Messrs. Shinichi Yokoyama, Muneo Shigematsu and Tatsuzo Homma are outside Corporate Auditors, as stipulated in
Item 16, Article 2 of the Company Law.
5.	*1.	The term of office of a Director is for one year from the Ordinary General Meeting of Shareholders held on June 21, 2007.
	*2.	The term of office of a Corporate Auditor, Mr. Hiroshi Takakuta, is for four years from the Ordinary General Meeting of Shareholders held on June 22, 2005.
	*3.	The term of office of a Corporate Auditor, Messrs. Kenji Seo and Shinichi Yokoyama, is for four years from the Ordinary General Meeting of Shareholders held on June 21, 2007.
	*4.	The term of office of a Corporate Auditor, Mr. Muneo Shigematsu, is for four years from the Ordinary General Meeting of Shareholders held on June 22, 2004.
	*5.	The term of office of a Corporate Auditor, Mr. Tatsuzo Homma, is for four years from the Ordinary General Meeting of Shareholders held on June 22, 2006.

6. Corporate Governance

In recognition of the fact that reliable corporate governance is essential to the maximization of corporate value, which embodies the company’s value, the Company is committed to strengthening its corporate governance practices through:

1.	Assurance of transparent and sound management;

2.	Realization of prompt decision-making and business execution;

3.	Clarification of accountability; and

4.	Timely, appropriate and fair disclosure of information.

(1) Corporate Governance Structure

The Company has adopted a corporate officer system, which transferred substantial authority from representative directors to corporate officers, and the Company has clarified management responsibilities and facilitated prompt decision-making and business execution.

The Company has also striven to improve the transparency and soundness of its management by increasing the number of outside directors, establishing the Compensation Committee, and engendering closer cooperation among the Company’s internal audit division, the Board of Corporate Auditors and independent auditors.

a.	The Board of Directors

As of June 21, 2007, the Board of Directors consists of 16 members, and has five outside directors as provided under Item 15, Article 2 of the Company Law (including 2 outside directors added at the Ordinary General Meeting of Shareholders held on June 21, 2007). Aiming to further reinforce the Board of Director’s supervisory functions, the Company intends to increase the number of outside members to one-third of its total membership. Additionally, in order to enrich the review and discussion of matters of the meetings, the Company has held pre-explanatory meetings regarding to essential topics to be adopted at the Board of Directors.

The terms of directors are one year in order to clarify their responsibility for management each fiscal year from June 2004.

b.	Executive Committee and Business Progress Committee

The Executive Committee consists of approximately 20 members of corporate officers, and was established to deliberate the NEC Group’s management policies, management strategies and other important matters. The Executive Committees discusses issues of particular importance prior to a meeting of the Board of Directors in order to enhance the deliberation and appropriate resolution by the Board of Directors.

On the other hand, the Business Progress Committee was established to deliberate on matters relating to the status of business execution, such as monitoring progress toward meeting budgets, adopted at the Board of Directors, and to enhance management information sharing and promote execution efficiency. The Committee consists of directors, corporate officers, executive general managers, and other members.

c.	Compensation Committee

The Company has established a Compensation Committee. As of June 21, 2007, the Compensation Committee consists of 5 members that include two outside members (of which one is the chairperson). The Compensation Committee deliberates on the remuneration system and the level of compensation of directors and corporate officers. The Compensation Committee reports the results of its deliberations to the Board of Directors.

d.	Corporate Auditors

The Company has adopted the corporate auditor system pursuant to the Company Law. The Company has 5 corporate auditors (including 3 outside corporate auditors pursuant to Item 16, Article 2 of the Company Law), who audit the actions of the Company’s directors. The Board of Corporate Auditors establishes audit policies and receives reports from each corporate auditor on audit status.

Each Corporate Auditor receives reports from independent auditors, as necessary, on their audit services, and cooperates with independent auditors through exchange of opinions and others. The Board of Corporate Auditors also approves the Company’s and its subsidiaries’ engagement of independent auditors for their audit and non-audit services to comply with requirements of the U.S. Sarbanes-Oxley Act of 2002.

In addition, the Company has established a division, whose sole function is assisting corporate auditors’ audit activities.

e.	Corporate Auditing Bureau

The Company has established the Corporate Auditing Bureau as an internal audit division. This bureau consists of staff members (approximately 50 members) with specialized expertise in internal audits and other matters. The Corporate Auditing Bureau performs audits, with the cooperation of the audits bureau of the Company’s subsidiaries, to ensure legal, appropriate, and effective execution of business activities in NEC Group and makes proposals for improvements to divisions concerned.

The Corporate Auditing Bureau periodically (in case of necessity, promptly) reports the results of internal audits to corporate auditors and also exchanges the opinions with independent auditors. In addition, in order to promote mutual cooperation with corporate auditors and independent auditors, the Corporate Auditing Bureau reports to the corporate auditors issues that have been identified through the “NEC Helpline”, a compliance hotline.

f.	Independent Auditor

Messrs. Yasunobu Furukawa, Kazuya Oki and Kiyomi Nakayama audited the Company as Independent Auditors of Ernest & Young ShinNihon. There are assistants for that audit which consist of 34 Certified Public Accountants, 41 assistants of Certified Public Accountant, and 18 persons.

g.	Relations to Outside Directors and Outside Corporate Auditors

Ms. Sawako Nohara is an outside Director of the Company and President of IPSe marketing, Inc., and the Company has continuing business relationship with IPSe Marketing, Inc., to which the Company subcontracts consulting services on its IT business. In relation to Mr. Kenji Miyahara, an outside Director of the Company and Chairman of the Board of Sumitomo Corporation, the Company has continuing business relationship with Sumitomo Corporation such as sales of the Company’s products, provision of related services and purchase of software. In addition, Mr. Shinichi Yokoyama is an outside Director and President and Chief Executive Officer of Sumitomo Life Insurance Company, and the Company has continuing business relationship with Sumitomo Life Insurance Company such as sales of the Company’s products, establishment of information systems, provision of consulting services and other Company’s services. The Company also has long-term borrowings from Sumitomo Life Insurance Company.

The Company entered into agreements with outside Directors and outside Corporate Auditors, to limit their liabilities as stipulated in Paragraph 1, Article 427 of the Company Law . The outline of such agreements is to limit the liabilities as stipulated in Paragraph 1, Article 423 of the Company Law to the higher of 20 million yen or the amount provided in the Company Law and the Ordinance for Enforcement of the Company Law on condition that they perform their duties as Directors or Corporate Auditors in good faith and without gross negligence.

h.	Provisions of the Articles of Incorporation

The Articles of Incorporation of the Company provides that the Company shall have Directors not exceeding twenty in number, and that the quorum for electing Directors shall be not less than one-third of the total number of voting rights of shareholders entitled to exercise their voting rights. The Company’s Articles of Incorporation also provides that unless otherwise provided by the relevant laws and regulations, the Company may determine matters concerning distribution of surplus, acquisition of its own shares and other matters provided for in each item of Paragraph 1, Article 459 of the Company Law by a resolution of the Board of Directors, in order to conduct those matters flexibly.

In addition, the Company’s Articles of Incorporation provides that the quorum of general meetings of shareholders provided for in Paragraph 2, Article 309 of the Company Law shall be not less than one-third of the total number of voting rights of shareholders entitled to exercise their voting rights.

(2) Internal Control System and Policy of the Company

The Company set its internal control system and policy (the “Internal Control System”) pursuant to Item 6 of Paragraph 4, Article 362 of the Company Law at the meeting of Board of Directors, and disclosed it on the Company’s website. A summary of the Internal Control System is as follows:

1.	Systems for ensuring compliance with the laws and the Company’s Articles of Incorporation in the performance of duties by directors and employees

(a)	The Company shall ensure, at the Company and its subsidiaries (NEC Group), a clear understanding of and compliance with, NEC Group Charter of Corporate Behavior and NEC Group Code of Conduct that were adopted to establish business ethics standards for NEC Group and to ensure compliance by directors and employees with laws, articles of incorporation and internal rules.

(b)	Risk Control and Compliance Division shall promote an understanding and implementation of NEC Group Charter of Corporate Behavior and NEC Group Code of Conduct throughout the NEC Group, and the Corporate Auditing Bureau shall conduct internal audits on the compliance with laws and regulations, articles of incorporation and internal rules at each division and make reports on any deficiencies or non-compliance and proposals for improvements.

(c)	A director shall report to corporate auditors on any material violation of laws and regulations or any material facts relevant to the violation of laws and internal rules immediately upon his or her finding, and shall also report to the Board of Directors without delay.

(d)	The Company shall endeavor to uncover any violation of laws and regulations at NEC Group or any violation or suspected violation of NEC Group Charter of Corporate Behavior or NEC Group Code of Conduct at an early stage by promoting the use of “NEC Helpline”, a compliance hotline, reporting to the Corporate Auditing Bureau and an independent third party organization.

(e)	Risk and Compliance Committee shall deliberate on investigating causes of, formulating preventative measures on, and disclosing the information of, irregularities within NEC Group. Risk Control and Compliance Division shall promote preventative measures formulated by the Risk Control and Compliance Committee.

2.	Matters regarding the retention and management of information relating to the performance of duties by directors

(a)	As for information security, the Company shall clearly provide the responsibilities of relevant organizations regarding information security, and shall establish information security management systems designed to continuously implement measures to maintain and improve information security pursuant to the Rules of Basic Information Security.

(b)	The Company shall properly create, store and control various types of documents and records relating to the duties of directors and employees in accordance with the Rules of Basic Document Management.

(c)	The Company shall properly create, store and manage the minutes of general meetings of shareholders, the minutes of meetings of the Board of Directors and other documents and records, the creation and retention of which are regulated by laws and regulations, in accordance with applicable laws and regulations.

(d)	The Company shall properly manage trade secrets pursuant to the Rules of Trade Secret Management.

(e)	The Company shall strictly control personal information in accordance with laws, regulations and the Rules of Protection of Personal Information.

3.	Rules and other systems for risk management

(a)	The Company shall implement risk management systems effectively and comprehensively under the consistent policy throughout the Company in accordance with the Rules of Basic Risk Management.

(b)	Business divisions shall properly implement risk management systems related to their operations.

(c)	Corporate staff divisions shall properly implement risk management systems related to their duties and give corporate-wide support to business divisions related to such duties.

(d)	The Risk Control and Compliance Division shall provide necessary support, coordination and instructions so that risk management systems at business divisions and corporate staff divisions shall be systematically and effectively implemented.

(e)	The Risk and Compliance Committee shall deliberate on important matters related to risk management, and oversee the implementation of the enterprise risk management system.

(f)	The Executive Committee shall deliberate fully on the matters of particular importance from a perspective of risk management, such as the strategy to control important management risk.

(g)	The Corporate Auditing Bureau shall conduct audits of the enterprise risk management system and the status of implementation of risk management.

4.	Systems for ensuring the efficient performance of duties by directors

(a)	The Board of Directors shall delegate large part of its authority to corporate officers and promote timely decision-making and effective performance of duties.

(b)	The ordinary meetings of the Board of Directors shall be held once a month and extraordinary meetings as needs arise to make decisions in a timely manner.

(c)	The Board of Directors shall resolve on midterm corporate management goals of NEC Group and annual budget, and shall monitor implementation of those goals and budget.

(d)	Corporate officers shall efficiently conduct business in accordance with midterm corporate management goals and budgets decided by the Board of Directors. The Business Progress Committee, which is comprised of corporate officers and executive general managers, shall review the performance as compared with the budgets, which shall be reported to the Board of Directors.

(e)	The performance of the duties by directors and corporate officers shall be properly reported to the Board of Directors.

(f)	Corporate officers and other employees shall competently and efficiently perform their duties in accordance with the rules of authorization for daily operation maintained by the Legal Division.

(g)	Directors and corporate officers shall establish, operate and improve internal information systems for operations in order to achieve efficient performance of their duties.

5.	Systems for ensuring the proper operation of NEC Group

(a)	The Company shall dispatch directors and corporate auditors to subsidiaries, conduct routine sharing of information to promote operations in accordance with NEC Group Charter of Corporate Behavior and NEC Group Code of Conduct, and shall give instructions and assistance to subsidiaries for the establishment of the systems ensuring compliance with laws and regulations and fairness of the operation of business.

(b)	When required for improving the corporate value as well as ensuring proper operations of NEC Group, matters of importance on business operations of subsidiaries shall be discussed at the Company’s Executive Committee and submitted to the Board of Directors of the Company.

(c)	Internal control over financial reporting of the NEC Group shall be evaluated, maintained and improved in accordance with applicable laws and regulations, both domestic and overseas.

(d)	The Corporate Auditing Bureau shall conduct audits of subsidiaries through cooperation with their internal auditing sections to ensure the fairness of their operations.

(e)	Corporate auditors of the Company shall perform audit of subsidiaries, which includes visits to subsidiaries. Corporate Auditors of the Company shall also cooperate with corporate auditors of subsidiaries in order to ensure the proper operation of NEC Group, by exchanging their opinions on the audit and other means.

6.	Matters regarding employees assisting corporate auditors and the independence of such employees from directors

The Company shall establish the Corporate Auditors Office with full-time employees to assist corporate auditors in performing their duties. Matters regarding such employees, including performance review, personnel change and disciplinary action, shall be approved by corporate auditors.

7.	Systems of reporting to corporate auditors by directors and employees and other systems regarding reporting to corporate auditors

(a)	Directors and employees shall report to corporate auditors on the status of the performance of their duties, as required by corporate auditors.

(b)	Designated employees, including general managers of the Corporate Auditing Bureau and the Corporate Controller Division, shall make monthly, quarterly or other periodical report to corporate auditors.

(c)	General Manager of the Corporate Auditing Bureau shall periodically report to corporate auditors on the status of operation of “NEC Helpline”, a hotline for internal reporting. In the event he/she believes that there is any violation of NEC Group Charter of Corporate Behavior and NEC Group Code of Conduct by a director or there arises an urgent matter, General Manager of the Corporate Auditing Bureau shall immediately report the relevant facts to corporate auditors.

(d)	Documents evidencing approval of important matters shall be submitted to corporate auditors for their review.

8.	Systems for ensuring the effective audit by corporate auditors

(a)	Corporate auditors shall attend the meetings of the Board of Directors and such other important meetings as they deem necessary.

(b)	Full-time corporate auditors shall be provided with an office for his/her use.

(c)	Corporate auditors shall have access to the information stored in internal information systems such as accounting information system at all times.

(d)	A meeting of the Board of Corporate Auditors shall be held once a month and extraordinary meetings shall be held as the need arises, and corporate auditors shall exchange information and consult with each other on the state of audits. Furthermore, corporate auditors shall periodically receive reports on financial audit from independent auditors and exchange opinions with them.

(3) Information Disclosure Structure

The Company recognizes that it is essential to receive appropriate assessments of its corporate value from the capital markets through timely, appropriate and fair disclosure of information. Accordingly, in order to ensure proper information disclosure, the Company has been establishing a framework to keep its internal divisions and subsidiaries informed of the current standards of timely disclosure to stock exchanges, ensure required communication and cooperation through a prescribed reporting network among related internal divisions and subsidiaries.

The Company has also held quarterly investors’ meetings for financial announcements by the President and other senior management, announced management policies, enhanced the disclosure-related contents on its websites (including concurrent disclosure in both Japanese and English), and made efforts to strengthen its global investor relations activities.

(4) Remuneration paid or to be paid to Directors and Corporate Auditors

The remuneration paid or to be paid to directors and corporate auditors for the fiscal year ended March 31, 2007, is as follows:

(In millions of yen)
	Remuneration		Bonus
	Headcount	Total Amount (In millions of yen)	Headcount	Total Amount (In millions of yen)
Directors (of which Outside Directors)	15 (3)	495 (29)	10 —	108 —
Corporate Auditors (of which Outside Corporate Auditors)	5 (3)	92 (32)	— —	— —

Notes:

1. Remunerations for Directors are determined according to their positions and the distinction of full-time or part-time, and bonuses for Directors are calculated by adding evaluation under certain rules of the contribution to the business results of the Company by their performance during previous fiscal year to the amount prescribed based on their position. However, such bonuses will be paid only to full-time Directors hereafter, including the payments for their performance during the fiscal year ended March 31, 2007. Remunerations for Corporate Auditors are calculated under certain rules determined by the Board of Corporate Auditors, and no bonuses are paid to Corporate Auditors. In addition, the Company abolished retirement allowance system for Directors and Corporate Auditors at the close of the 168th Ordinary General Meeting of Shareholders held on June 22, 2006.

2. The payment of bonus in the table above was resolved at the 169th Ordinary General Meeting of Shareholders.
3. The Company paid 128,400,000 yen as bonuses to fifteen (15) Directors (including 2,200,000 yen paid to two outside Directors) who served as Directors of the Company at the end of March 31, 2006.

4. The Company paid 69,800,000 yen as retirement allowance (including special payment for the demise of Mr. Akinobu Kanasugi) to four Directors (including 5,000,000 yen paid to one outside Director) who retired during the fiscal year ended March 31, 2007. The Company also paid 5,000,000 yen as retirement allowance to one outside Corporate Auditor who retired during the fiscal year ended March 31, 2007.

5. The maximum monthly remuneration for Directors is 65,000,000 yen (approved at the 153rd Ordinary General Meeting of Shareholders held on June, 27, 1991).
6. The maximum monthly remuneration for Corporate Auditors is 8,000,000 yen (approved at the 153rd Ordinary General Meeting of Shareholders held on June 27, 1991).

(5) Compensation to independent auditor

The Company and its consolidated subsidiaries paid compensation of 2,220 million yen to Ernst & Young ShinNihon pursuant to Paragraph 1, Article 2 of Certified Public Accountant Law (Law number 103 in 1948). In addition, the Company paid 8 million yen for non-audit services rendered by Ernst & Young ShinNihon.

ITEM 5.	Financial information

1. Basis of preparation of the consolidated financial statements and the non-consolidated financial statements

(1)	The Company’s consolidated financial statements were prepared in the past in accordance with U.S. GAAP pursuant to the provisions of Article 93 of the “Regulations Concerning Terminology, Forms, and Method for Preparing Consolidated Financial Statements” (1976 Ministry of Finance Ordinance No. 28; hereinafter the “Regulations Concerning Consolidated Financial Statements”). However, the Company has elected, starting with the fiscal year ended March 31, 2007, to prepare and disclose its consolidated financial statements required by the Securities and Exchange Law of Japan in accordance with accounting principles generally accepted in Japan (“Japan GAAP”). The Company changed its accounting principles because the Company has not been able to prepare its consolidated financial statements under U.S. GAAP for the fiscal year ended March 31, 2006, as the audits relating to the Company’s annual report to be filed with the SEC have not been completed under PCAOB audit standards.

In relation to the change above, the Company has prepared the consolidated financial statements for the fiscal year ended March 31, 2006 included in this Annual Securities Report based on Japan GAAP pursuant to “Regulations Concerning Consolidated Financial Statements” (however, in the same way as other companies which adopt Japan GAAP, this refers to the Regulations Concerning Consolidated Financial Statements prior to revision enforced on May 1, 2006 hereinafter referred to as the “Regulations Concerning Consolidated Financial Statements Prior to Revision”) in order to be comparative with the consolidated financial statements for the fiscal year ended March 31, 2007. Therefore, the financial statements for the fiscal year ended March 31, 2006 included in the Company’s annual securities report for its 168th Business Period filed with the Director of the Kanto Local Finance Bureau on June 22, 2006 (based on U.S. GAAP) are differently presented from the financial statements for the same fiscal year included in this Annual Securities Report (based on Japan GAAP).

(2)	The non-consolidated financial statements of the Company are prepared in accordance with the Regulations Concerning the Terminology, Forms and Preparation Methods of Non-Consolidated Financial Statements (Ministry of Finance Ordinance No. 59, 1963) (hereinafter referred to as the Regulations for Non-Consolidated Financial Statements ).

The non-consolidated financial statements for the 168th business year (from April 1, 2005 to March 31, 2006) have been prepared in accordance with the “Regulations for Non-Consolidated Financial Statements” prior to the amendment. The non-consolidated financial statements for the 169th business year (from April 1, 2006 to March 31, 2007) have been prepared in accordance with the amended Regulations for Non-Consolidated Financial Statements.

Amounts less than one million yen are rounded down to the nearest million yen for the 168th business year and rounded to the nearest million yen for the 169 th business year.

2. Report of independent auditors

Pursuant to the provisions of Article 193-2 of The Securities and Exchange Law, the consolidated financial statements for the prior fiscal year (from April 1, 2005 to March 31, 2006) and those for the current fiscal year (from April 1, 2006 to March 31, 2007), and the non-consolidated financial statements for the 168th business year (from April 1, 2005 to March 31, 2006) and those for the 169th business year (from April 1, 2006 to March 31, 2007) were audited by Ernst & Young ShinNihon.

In this Annual Securities Report, in order to provide comparative financial information between the consolidated financial statements of fiscal 2007 and 2006, the Company prepared and disclosed the consolidated financial statements for the fiscal year ended March 31, 2006 (from April 1, 2005 to March 31,2006) in accordance with Japan GAAP.

Therefore, in addition to the report of independent auditors, dated on June 22, 2006, for the consolidated financial statements which were prepared in accordance with U.S. GAAP for the prior fiscal year (from April 1, 2005 to March 31, 2006), the report of independent auditors, dated on June 21, 2007, was issued on the consolidated financial statements which were prepared in accordance with Japan GAAP for the prior fiscal year (from April 1, 2005 to March 31, 2006) by Ernst & Young ShinNihon.

1. Consolidated Financial Statements and other

(1) Consolidated Financial Statements

(a) Consolidated Balance Sheets

		(In millions of yen)
		Fiscal year ended March 31, 2006		Fiscal year ended March 31, 2007
Account	Note. No	Amount	% of total assets	Amount	%of total assets
ASSETS
I Current assets
1 Cash and deposits		404,303		332,446
2 Notes and accounts receivable, trade	*5,6,10	858,328		874,543
3 Marketable securities		49,242		91,570
4 Inventories		492,414		493,224
5 Deferred tax assets		106,243		114,560
6 Others		198,430		150,895
Allowance for doubtful accounts		(9,617)		(9,557)

Total current assets		2,099,343	55.2	2,047,681	54.9
II Fixed assets
1 Tangible fixed assets	*1,2
(1) Buildings and structures		244,534		238,677
(2) Machinery and equipment		197,839		214,833
(3) Tools and other equipment		104,861		104,925
(4) Land		91,694		92,203
(5) Construction in progress		38,341		33,891

Total tangible fixed assets		677,269	17.8	684,529	18.3

2 Intangible assets
(1) Consolidated adjustment accounts		79,397		—
(2) Goodwill		—		89,566
(3) Software		149,892		126,339
(4) Others		7,056		6,086

Total intangible assets		236,345	6.2	221,991	5.9

3 Investments and other assets
(1) Investment securities		266,040		230,504
(2) Investments in affiliated companies	*3	110,319		221,864
(3) Deferred tax assets		214,525		160,810
(4) Others		229,845		181,098
Allowance for doubtful accounts		(30,911)		(16,808)

Total investments and other assets		789,818	20.8	777,468	20.9

Total fixed assets		1,703,432	44.8	1,683,988	45.1

Total assets		3,802,775	100.0	3,731,669	100.0

		(In millions of yen)
		Fiscal year ended March 31, 2006		Fiscal year ended March 31, 2007
Account	Note. No	Amount	% of total assets	Amount	% of total assets
LIABILITIES
I Current liabilities
1 Notes and accounts payable, trade	*10	826,335		786,899
2 Short-term borrowings	*2	106,979		110,385
3 Commercial papers		35,000		102,943
4 Current portion of long-term borrowings	*2,9	29,777		41,562
5 Current portion of bonds		29,270		76,570
6 Current portion of convertible bonds		99,998		—
7 Accrued expenses		284,502		285,039
8 Advances from customers		52,753		66,730
9 Reserve for bonuses to directors		—		401
10 Product warranty liabilities		11,229		34,459
11 Others		199,465		190,491

Total current liabilities		1,675,308	44.0	1,695,479	45.5
II Long-term liabilities
1 Bonds		204,385		127,815
2 Convertible bonds		197,906		197,904
3 Bonds with stock subscription rights		117,500		117,500
4 Long-term borrowings	*2,9	76,268		42,759
5 Deferred tax liabilities		9,661		11,424
6 Liabilities for retirement benefits		197,434		216,769
7 Provision for loss on repurchase of computers		19,532		16,355
8 Long-term product warranty liabilities		840		2,380
9 Provision for recycling expenses of personal computers		6,137		5,634
10 Others		55,154		57,527

Total long-term liabilities		884,817	23.3	796,067	21.3

Total liabilities		2,560,125	67.3	2,491,546	66.8

MINORITY INTERESTS
Minority interests		212,843	5.6	—	—

SHAREHOLDERS’ EQUITY
I Common stock		337,821	8.9	—	—
II Capital surplus		441,155	11.6	—	—
III Retained earnings		173,808	4.6	—	—
IV Unrealized gains on available-for-sale securities		78,128	2.1	—	—
V Foreign currency translation adjustments		1,764	0.0	—	—
VI Treasury stock	*8	(2,869)	(0.1)	—	—

Total shareholders’ equity		1,029,807	27.1	—	—

Total liabilities, minority interests, and shareholders’ equity		3,802,775	100.0	—	—

		(In millions of yen)
		Fiscal year ended March 31, 2006		Fiscal year ended March 31, 2007
Account	Note. No	Amount	% of total assets	Amount	% of total assets
NET ASSETS

I Shareholders’ equity
1 Common stock		—	—	337,822	9.1
2 Capital surplus		—	—	464,838	12.4
3 Retained earnings		—	—	173,003	4.6
4 Treasury stock		—	—	(3,225)	(0.1)

Total shareholders’ equity		—	—	972,438	26.0

II Valuation and translation adjustments and others
1 Unrealized gains on available-for-sale securities		—	—	57,706	1.6
2 Unrealized losses on derivative financial instruments		—	—	(143)	(0.0)
3 Foreign currency translation adjustments		—	—	8,807	0.2

Total valuation and translation adjustments and others		—	—	66,370	1.8

III Stock subscription rights		—	—	81	0.0

IV Minority interests		—	—	201,234	5.4

Total net assets		—	—	1,240,123	33.2

Total liabilities and net assets		—	—	3,731,669	100.0

(b) Consolidated Statements of Operations

		(In millions of yen)
		Fiscal year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)			Fiscal year ended March 31, 200 (From April 1, 2006 to March 31, 2007)
Account	Note. No	Amount		% of sales	Amount		% of sales
I SALES			4,929,970	100.0		4,652,649	100.0
II COST OF SALES	*2		3,523,577	71.5		3,242,459	69.7

Gross profit			1,406,393	28.5		1,410,190	30.3
III SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	*1,2		1,333,867	27.0		1,340,214	28.8

Operating income			72,526	1.5		69,976	1.5
IV NON-OPERATING INCOME
1 Interest income		6,664			8,951
2 Dividend income		4,079			3,622
3 Equity in earnings of affiliated companies		6,195			—
4 Foreign exchange gain		1,042			—
5 Others		14,672	32,652	0.7	13,622	26,195	0.6

V NON-OPERATING EXPENSES
1 Interest expense		16,810			16,161
2 Loss on sales and disposals of fixed assets		16,547			15,639
3 Retirement benefit expenses		13,527			13,863
4 Settlement and compensation loss		19,126			7,510
5 Equity in losses of affiliated companies		—			4,006
6 Foreign exchange loss		—			2,622
7 Others		24,213	90,223	1.9	20,023	79,824	1.7

Ordinary income			14,955	0.3		16,347	0.4
VI SPECIAL GAIN
1 Gain on reversion of securities from the pension trust	*3	—			69,533
2 Gain on sales of investment securities		25,189			25,651
3 Gain on change in interests in consolidated subsidiaries and affiliated companies	*4	2,909			8,630
4 Gain on transfer of securities to the pension trust	*5	—			6,534
5 Gain on sales of tangible fixed assets	*6	4,590			2,872
6 Reversal of provision for recycling expenses of personal computers		860			1,892
7 Gain on sales of investments in affiliated companies	*7	23,220			41
8 Gain on transfer of substitutional portion of employees’ pension funds	*8	2,035			—
9 Gain on lapse of stock subscription rights		—	58,803	1.2	2	115,155	2.5
VII SPECIAL LOSSES
1 Restructuring charges	*9	1,681			15,805
2 Loss on devaluation of investment securities	*10	10,162			10,058
3 Cost of corrective measures for products	*11	—			4,695
4 Impairment loss on fixed assets	*12	661			2,768
5 Other retirement benefit expenses	*13	560			991
6 Loss on sales of investments in affiliated companies	*14	—			661
7 Loss on sales of tangible fixed assets	*15	—			208
8 Loss on sales of investment securities		378			19
9 Provision for product warranty liabilities	*16	8,581	22,023	0.5	—	35,205	0.8

Income before income taxes and minority interests			51,735	1.0		96,297	2.1
Income taxes-current		25,957			30,728
Income taxes-deferred		47,192	73,149	1.5	62,242	92,970	2.0

Minority interests in net loss of consolidated subsidiaries			(11,352)	(0.3)		(5,801)	(0.1)

Net (loss) income			(10,062)	(0.2)		9,128	0.2

(c) Consolidated Statements of Retained Earnings

		(In millions of yen)
		Fiscal year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)
Account	Note. No	Amount
Capital surplus
I Balance at beginning of year			396,366
II Increase in capital surplus
Increase due to stock-for-stock exchange		44,905
Conversion of convertible bonds with stock subscription rights		1	44,906

III Decrease in capital surplus
Loss on disposal of treasury stock		3
Other decrease in capital surplus		114	117

IV Balance at end of year			441,155

Retained earnings
I Balance at beginning of year			207,745
II Decrease in retained earnings
Net loss		10,062
Dividends		11,759
Bonuses to directors		316
Effect of change in scope of affiliated companies accounted for by the equity method		11,800	33,937

III Balance at end of year			173,808

(d) Consolidated Statements of Changes in Net Assets

Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

	(In millions of yen)
	Shareholders’ equity
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balances at beginning of year	337,821	441,155	173,808	(2,869)	949,915
Changes during the fiscal year
Increase due to stock- for-stock exchange		24,382			24,382
Conversion of convertible bonds with stock subscription rights	1	1			2
Bonuses to directors (Note1)			(200)		(200)
Dividends (Note2)			(14,081)		(14,081)
Net income			9,128		9,128
Repurchases of treasury stock				(558)	(558)
Disposals of treasury stock		(153)		202	49
Effect of change in scope of affiliated companies accounted for by the equity method			4,348		4,348
Others		(547)			(547)
Net changes in items other than shareholders’ equity during the fiscal year
Total changes during the fiscal year	1	23,683	(805)	(356)	22,523
Balances at end of year	337,822	464,838	173,003	(3,225)	972,438

	Valuation and translation adjustments and others
	Unrealized gains on available-for-sale securities	Unrealized losses on derivative financial instrument	Foreign currency translation adjustments	Total valuation and translation adjustments and others	Stock subscription rights	Minority interests	Total net assets
Balances at beginning of year	78,128	—	1,764	79,892	—	212,843	1,242,650
Changes during the fiscal year
Increase due to stock- for-stock exchange							24,382
Conversion of convertible bonds with stock subscription rights							2
Bonuses to directors (Note1)							(200)
Dividends (Note2)							(14,081)
Net income							9,128
Repurchases of treasury stock							(558)
Disposals of treasury stock							49
Effect of change in scope of affiliated companies accounted for by the equity method							4,348
Others							(547)
Net changes in items other than shareholders’ equity during the fiscal year	(20,422)	(143)	7,043	(13,522)	81	(11,609)	(25,050)
Total changes during the fiscal year	(20,422)	(143)	7,043	(13,522)	81	(11,609)	(2,527)
Balances at end of year	57,706	(143)	8,807	66,370	81	201,234	1,240,123

Note:	1.	The appropriation approved at the ordinary general meeting of shareholders in June 2006.
	2.	Out of total dividends, 5,979 million yen was the appropriation approved at the ordinary general meeting of shareholders in June 2006.

(e) Consolidated Statements of Cash Flows

		(In millions of yen)
		Fiscal year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
Account	Note No	Amount	Amount
I Cash flows from operating activities
Income before income taxes and minority interests		51,735	96,297
Depreciation and amortization		198,956	198,398
Amortization of long-term prepaid expenses		34,750	25,975
Impairment loss on fixed assets		661	2,768
Amortization of consolidated adjustment accounts		6,021	—
Amortization of goodwill		—	8,287
Increase (decrease) in allowance for doubtful accounts		5,098	(13,327)
Increase in product warranty liabilities		10,739	24,553
Decrease in provision for loss on repurchase of computers		(4,467)	(3,177)
Increase in liabilities for retirement benefits		21,432	28,629
Interest and dividend income		(10,743)	(12,573)
Interest expense		16,810	16,161
Equity in (earnings) losses of affiliated companies		(6,195)	4,006
Gain on change in interests in consolidated subsidiaries and affiliated companies		(2,909)	(8,630)
Gain on sales of tangible fixed assets		(4,590)	(2,872)
Loss on sales of tangible fixed assets		—	208
Gain on sales of investment securities		(25,189)	(25,651)
Loss on devaluation of investment securities		10,162	10,058
Loss on sales of investment securities		378	19
Gain on sales of investments in affiliated companies		(23,220)	(41)
Loss on sales of investments in affiliated companies		—	661
Gain on lapse of stock subscription rights		—	(2)
Gain on reversion of securities from the pension trust		—	(69,533)
Gain on transfer of securities to the pension trust		—	(6,534)
Settlement and compensation loss		19,126	7,510
Increase in notes and accounts receivable, trade		(76,683)	(31,524)
Decrease (increase) in Inventories		34,878	(14,098)
(Decrease) increase in accounts receivable, other		(6,700)	41,350
Increase (decrease) in notes and accounts payable, trade		14,650	(24,413)
Others, net		13,511	32,742

Sub-total		278,211	285,247

Interest and dividends received		10,760	12,598
Interest paid		(17,297)	(16,180)
Payment for settlement and compensation loss		(7,828)	(15,240)
Income taxes paid		(38,042)	(28,107)

Net cash provided by operating activities		225,804	238,318

		Fiscal year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
Account	Note No	Amount	Amount
II Cash flows from investing activities
Purchases of tangible fixed assets		(159,432)	(186,815)
Proceeds from sales of tangible fixed assets		69,442	50,316
Acquisitions of intangible assets		(47,635)	(36,262)
Purchases of investment securities		(12,584)	(10,655)
Proceeds from sales of investment securities		36,271	38,432
Disbursements for acquisitions of shares of newly consolidated subsidiaries	* 3	(3,608)	(1,630)
Proceeds from acquisitions of shares of newly consolidated subsidiaries	* 3	—	1,716
Proceeds from sales of shares of subsidiaries being excluded from the consolidation	* 4	14,604	39
Disbursements for sales of subsidiaries being excluded from the consolidation	* 4	—	(1,496)
Purchases of investments in affiliated companies		(11,946)	(22,915)
Proceeds from sales of investments in affiliated companies		29,052	260
Disbursements for loans receivable		(16,338)	(12,304)
Collection of loans receivable		18,769	14,887
Others, net		(1,282)	(3,249)

Net cash used in investing activities		(84,687)	(169,676)

III Cash flows from financing activities
(Decrease) increase in short- term borrowings, net		(81,326)	70,574
Proceeds from long-term borrowings		24,643	15,564
Repayment of long-term borrowings		(55,130)	(58,328)
Proceeds from issuance of bonds with stock subscription rights		7,500	—
Redemption of bonds		(85,570)	(29,270)
Redemption of convertible bonds		—	(99,998)
Proceeds from capital contribution from minority shareholders		4,056	14,378
Dividends paid		(11,729)	(14,060)
Dividends paid to minority shareholders		(2,407)	(2,268)
Others, net		(236)	(331)

Net cash used in financing activities		(200,199)	(103,739)

IV Effect of exchange rate changes on cash and cash equivalents		9,950	6,096

V Net decrease in cash and cash equivalents		(49,132)	(29,001)

VI Cash and cash equivalents, at beginning of year		501,502	452,370

VII Cash and cash equivalents, at end of year	* 1	452,370	423,369

Significant Items for Presenting Consolidated Financial Statements

Items	Fiscal year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
1 Scope of consolidation	The consolidated financial statements include the accounts of the Company and its 356 subsidiaries.	The consolidated financial statements include the accounts of the Company and its 342 subsidiaries.

Major consolidated subsidiaries

NEC Electronics Corporation (hereinafter referred to as the “NEC Electronics”)

NEC Electronics America, Inc. (hereinafter referred to as the “ NEC Electronics America”)

Wuhan NEC Mobile Communication Co., Ltd.

NEC America, Inc.

NEC Personal Products, Ltd.

NEC Europe Ltd.

NEC Networks and System Integration Corporation (hereinafter referred to as the “NESIC”)

NEC TOKIN Corporation (hereinafter referred to as the “ NEC TOKIN”)

NEC Infrontia Corporation (hereinafter referred to as the “NEC Infrontia”)

NEC Fielding, Ltd.

Nippon Avionics Co., Ltd.

NEC Mobiling, Ltd.

Major consolidated subsidiaries

NEC Electronics Corporation (hereinafter referred to as the “NEC Electronics”)

NEC Corporation of America (hereinafter referred to as the “ NEC America”)

NEC Personal Products, Ltd.

NEC Europe Ltd.

NEC (China) Co., Ltd.

NEC Networks and System Integration Corporation (hereinafter referred to as the “NESIC”)

NEC TOKIN Corporation (hereinafter referred to as the “ NEC TOKIN”)

NEC Infrontia Corporation (hereinafter referred to as the “NEC Infrontia”)

NEC Fielding, Ltd.

Nippon Avionics Co., Ltd.

NEC Mobiling, Ltd.

	Change in the scope of consolidation includes additions of 49 and exclusions of 10 subsidiaries. Significant changes were as follows:	Change in the scope of consolidation includes additions of 32 and exclusions of 46 subsidiaries. Significant changes were as follows:

Items	Fiscal year ended March 31, 2006 ( From April 1, 2005 to March 31, 2006 )	Fiscal year ended March 31, 2007 ( From April 1, 2006 to March 31, 2007 )
	Consolidated subsidiaries included in the consolidation scope as a result of acquisitions and incorporation, etc. 49 subsidiaries	Consolidated subsidiaries included in the consolidation scope as a result of acquisitions and incorporation, etc. 32 subsidiaries

Toyo Network Systems Co.,Ltd. (hereinafter referred to as the “ Toyo Network Systems”)

NEC HCL System Technologies Limited

Networks & System Integration Saudi Arabia Co., Ltd.

Tohoku Chemical Industries (Vietnam), Ltd.

NEC Computers Deutschland, GmbH.

NEC Computers (Nederland), B.V.

ABeam Consulting (Malaysia) Sdn.Bhd.

ABeam Consulting (Europe), B.V.

NEC Computers S.A.S.

Others

NEC BIGLOBE, Ltd. (hereinafter referred to as the “NEC BIGLOBE”) NEC Electronic Korea Ltd. NEC Philips Unified Solution B.V. NEC TOKIN Korea Co., Ltd. Others

	Consolidated subsidiaries excluded from the consolidation scope as a result of sales and liquidation, etc.	Consolidated subsidiaries excluded from the consolidation scope as a result of sales and liquidation, etc.

	9 subsidiaries	36 subsidiaries

	ANELVA Corporation (hereinafter referred to as the “ANELVA”) NEC Machinery Corporation (hereinafter referred to as the “NEC Machinery”) NEC Computer Storage Philippines, Inc. Others	Hokko Denshi Co., Ltd. Packard Bell B.V. NEC USA, Inc. NEC Laser & Automation, Ltd. NEC Gotemba, Ltd. Others

Items	Fiscal year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)		Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
	A subsidiary excluded from the consolidation scope due to merger 1 subsidiary		Subsidiaries excluded from the consolidation scope due to merger 10 subsidiaries

	Previous	New	Previous	New

	NEC Software Aomori, Ltd.	NEC Software Tohoku, Ltd.	TOKIN Shoko Corporation	NEC TOKIN
	NEC Software Tohoku, Ltd.		NEC TOKIN Toyama, Ltd.

NEC TOKIN Iwate, Ltd.
NEC TOKIN Tochigi, Ltd.
NEC TOKIN Hyogo, Ltd.

NEC TOKIN Corporation

			NEC America	NEC Corporation of America
NEC Solutions (America), Inc.

			NEC Compound Semiconductor Devices, Ltd.	NEC Electronics
NEC Deviceport, Ltd.
NEC Electronics Corporation

			Epiphany Solutions, Ltd.	ABeam System Engineering
ABeam System Engineering

			Qorval Integrated Solutions, Inc.	Abeam Consulting (USA) Ltd.
Abeam Consulting (USA) Ltd.

Items	Fiscal year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
2 Application of equity method	(a) Number of unconsolidated subsidiaries accounted for by the equity method	(a) Same as on the left

none
	(b) Investments in 68 affiliated companies are accounted for by the equity method.	(b) Investments in 68 affiliated companies are accounted for by the equity method.

	Major affiliated companies accounted for by the equity method	Major affiliated companies accounted for by the equity method

Pleomart. Inc

Keyware Solutions Inc.

Nippon Computer System Co., Ltd

South Tokyo Cabletelevision

Alaxala Networks Corporation

NEC Leasing, Ltd.

Nippon Electric Glass Co., Ltd. (hereinafter referred to as the “Nippon Electric Glass ”)

Anritsu Corporation

Japan Aviation Electronics Industry, Ltd

Honda Elesys

NEC SCHOTT Components Corporation

Sincere Corporation

NEC TOPPAN Circuit Solutions

Hua Hong Semiconductor Limited (hereinafter referred to as the “Hua Hong Semiconductor”)

Shanghai SVA NEC Liquid Crystal Display Co., Ltd. (hereinafter referred to as the “Shanghai SVA NEC Liquid Crystal Display”)

Pleomart. Inc

Keyware Solutions Inc.

Nippon Computer System Co., Ltd

South Tokyo Cabletelevision

Alaxala Networks Corporation

NEC Leasing, Ltd.

Nippon Electric Glass Co., Ltd. (hereinafter referred to as the “Nippon Electric Glass ”)

Anritsu Corporation

Japan Aviation Electronics Industry, Ltd

Honda Elesys

NEC SCHOTT Components Corporation

Sincere Corporation

NEC TOPPAN Circuit Solutions

Shanghai SVA NEC Liquid Crystal Display Co., Ltd. (hereinafter referred to as the “Shanghai SVA NEC Liquid Crystal Display”)

Sony NEC Optiarc Inc. (hereinafter referred to as the “Sony NEC Optiarc”)

Adcore-Tech Co.,Ltd. (hereinafter referred to as the “Adcore-Tech”)

Items	Fiscal year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
	4 affiliated companies, including CIC Japan., Ltd., were newly accounted for by the equity method. 3 affiliated companies, including Toyo Communication Equipment Co., Ltd. (hereinafter referred to as the “ Toyo Communication Equipment”) and Elpida Memory, Inc. (hereinafter referred to as the “Elpida”), were excluded from the affiliated companies accounted for by the equity method.	5 affiliated companies, including Sony NEC Optiarc and Adcore-Tech, were newly accounted for by the equity method. 5 affiliated companies, including Hua Hong Semiconductor and Biwagin Software Co., Ltd. were excluded from the affiliated companies accounted for by the equity method.

	(c) Unconsolidated subsidiaries and affiliated companies not accounted for by the equity method	(c) Same as on the left

none

(d)

Although the Company owns over 20% of the total outstanding shares of Japan Electronic Computer Co., Ltd. (hereinafter referred to as the “JECC”), JECC was excluded from affiliated companies, because it is jointly owned and managed by 6 domestic electronic computer manufacturers to promote the data-processing industry.

(d) Same as on the left

Items	Fiscal year ended March 31, 2006 ( From April 1, 2005 to March 31, 2006 )	Fiscal year ended March 31, 2007 ( From April 1, 2006 to March 31, 2007 )
3 Fiscal year ends of consolidated subsidiaries	The fiscal year ends of consolidated subsidiaries are March 31 except for the following subsidiaries:	The fiscal year ends of consolidated subsidiaries are March 31 except for the following subsidiaries:

NEC do Brasil S.A.

NEC Solutions Brasil S.A.

Shougang NEC Electronics Co., Ltd.

NEC Argentina S.A.

NEC Chile S.A.

58 other subsidiaries

The fiscal year ends of subsidiaries listed above are usually December 31, and the financial statements as of and for the year ended December 31 were included in the NEC consolidation.

The Company made adjustments for material transactions between the fiscal year ends of the subsidiaries and the fiscal year end of the Company, as needed.

NEC do Brasil S.A.

NEC Solutions Brasil S.A.

Shougang NEC Electronics Co., Ltd.

NEC Argentina S.A.

NEC Chile S.A.

NEC Philips Unified Solutions B.V.

53 other subsidiaries

The fiscal year ends of subsidiaries listed above are usually December 31, and the financial statements as of and for the year ended December 31 were included in the NEC consolidation.

The Company made adjustments for material transactions between the fiscal year ends of the subsidiaries and the fiscal year end of the Company, as needed.

4 Accounting policies	Accounting policies adopted by consolidated subsidiaries are, in general, the same as those adopted by the Company. Certain accounting policies adopted by overseas consolidated subsidiaries are in accordance with those of respective countries.	Same as on the left

Items	Fiscal year ended March 31, 2006 ( From April 1, 2005 to March 31, 2006 )	Fiscal year ended March 31, 2007 ( From April 1, 2006 to March 31, 2007 )
(1) Valuation basis and method of major assets

(a)

Marketable and investment securities

Available-for-sale securities

•     Securities with market prices

Securities with market prices are valued at the quoted market prices prevailing at fiscal year end. Unrealized gains or losses are included in a component of shareholders’ equity. The cost of securities sold is determined based on the moving-average cost method.

(a)

Marketable and investment securities

Available-for-sale securities

•     Securities with market prices

Securities with market prices are valued at the quoted market prices prevailing at fiscal year end. Unrealized gains or losses are included in a component of net assets. The cost of securities sold is determined based on the moving-average cost method.

•     Securities without market prices

Moving-average cost method

•     Investments in limited partnerships, etc.

Based on the latest available financial statements, the investments in limited partnerships were accounted for by the equity method.

• Securities without market prices Same as on the left • Investments in limited partnerships, etc. Same as on the left

	(b) Derivatives Market value method	(b) Derivatives Same as on the left

Items	Fiscal year ended March 31, 2006 ( From April 1, 2005 to March 31, 2006 )	Fiscal year ended March 31, 2007 ( From April 1, 2006 to March 31, 2007 )

(c)

Inventories

Inventories are stated at the lower of cost or market, determined by the following valuation methods:

Valuation method

Finished products

Custom-made products

Mainly, specific identification method

Mass produced standard products

Mainly, first-in, first-out method

Work-in process

Custom-made products

Mainly, specific identification method

Mass produced standard products

Mainly, average cost method

Semi-finished products, raw materials and others

Mainly, first-in, first-out method

(c) Inventories Same as on the left

Items	Fiscal year ended March 31, 2006 ( From April 1, 2005 to March 31, 2006 )	Fiscal year ended March 31, 2007 ( From April 1, 2006 to March 31, 2007 )
(2) Valuation standard and method of major depreciable assets

(a)

Tangible fixed assets

Depreciation is computed principally by the declining-balance method

Estimated useful lives are as follows:

Buildings and structures

7 - 50 years

Machinery and equipment , tools and other equipment

2 - 22 years

Leased assets are depreciated by the declining-balance method over the respective lease periods.

(a) Tangible fixed assets Same as on the left

(b)

Intangible assets

Software for sale to the market is amortized either based on projected sales volumes or projected sales amounts (Mainly the estimated valid period of 3 years or less). Software for internal use is amortized on a straight-line basis over the estimated useful lives of 5 years at maximum.

(b) Intangible assets Same as on the left

	(c) Investments and other assets Long-term prepaid expenses are amortized on a straight-line basis, or amortized based on the actual sales volume.	(c) Investments and other assets Same as on the left

Items	Fiscal year ended March 31, 2006 ( From April 1, 2005 to March 31, 2006 )	Fiscal year ended March 31, 2007 ( From April 1, 2006 to March 31, 2007 )
(3) Accounting standards for significant reserves

(a)

Allowance for doubtful accounts

An allowance for doubtful accounts is provided against potential losses on collection at an amount determined using a historical bad debt ratio for normal receivables, plus an amount individually estimated on the collectibility of receivables that are expected to be uncollectible due to bad financial condition or insolvency.

(a) Allowance for doubtful accounts Same as on the left

(b) Reserve for bonuses to directors ____________

(b)

Reserve for bonuses to directors

The Company and its domestic consolidated subsidiaries provide a reserve for bonuses to directors in the amount which is attributable to this fiscal year, out of the estimated amount to be paid during the following fiscal year.

(c)

Product warranty liabilities

The Company and its consolidated subsidiaries accrue product warranty liabilities for estimated future warranty costs using the historical ratio of warranty costs to sales in expectation of expenditures for warranty costs after the sale of products.

(c)

Product warranty liabilities

The Company and its consolidated subsidiaries accrue product warranty liabilities for estimated future warranty costs using the historical ratio of warranty costs to sales, plus an amount individually measured on the incremental costs that are expected to be incurred, in expectation of expenditures for warranty costs after sale of products, or upon delivery of developed software.

Items	Fiscal year ended March 31, 2006 ( From April 1, 2005 to March 31, 2006 )	Fiscal year ended March 31, 2007 ( From April 1, 2006 to March 31, 2007 )

(Additional information)

“Practical Solution on Revenue Recognition of Software (PITF Report No.17 dated March 30, 2006) was adopted effective for this fiscal year. In accordance with PITF No.17, the Company and its consolidated subsidiaries additionally accrued for defect mending costs to be incurred subsequent to the delivery of software to customers, using the historical ratio of such cost, plus an amount individually measured on the incremental costs. The effects of the adoption were to decrease operating income, ordinary income, and income before income taxes and minority interests by 13,370 million yen, respectively.

(d)

Liabilities for retirement benefits

Liabilities for retirement benefits or prepaid pension expenses are provided for employees’ pension and severance payments based on the projected benefit obligation and the estimated fair value of plan assets as of this fiscal year end.

Transitional obligation is amortized on a straight-line basis over 15 years.

Prior service costs are amortized on a straight-line basis over the employees’ estimated average remaining service periods (mainly 14 years).

Actuarial gains and losses are amortized on a straight-line basis over the employees’ estimated average remaining service periods (mainly 13 years), starting the following year after incurrence.

(d)

Liabilities for retirement benefits or prepaid pension costs

Liabilities for retirement benefits or prepaid pension expenses are provided for employees’ pension and severance payments based on the projected benefit obligation and the estimated fair value of plan assets as of this fiscal year end.

Transitional obligation is amortized on a straight-line basis over 15 years.

Prior service costs are amortized on a straight-line basis over the employees’ estimated average remaining service periods (mainly 14 years).

Actuarial gains and losses are amortized on a straight-line basis over the employees’ estimated average remaining service periods (mainly 12 years), starting the following year after incurrence.

Items	Fiscal year ended March 31, 2006 ( From April 1, 2005 to March 31, 2006 )	Fiscal year ended March 31, 2007 ( From April 1, 2006 to March 31, 2007 )

(Additional information)

Following the enactment of Defined Benefit Pension Plan Law, certain of the Company’s domestic consolidated subsidiaries obtained approval from the Minister of Health, Labor and Welfare on February 1, 2006 for the transfer of the substitutional portion of past pension obligations which resulted in the transfer of the substitutional portion of the pension obligations and related assets to the government. Accordingly, 2,035 million yen as special gain was recognized for the year ended March 31, 2006.

	(e) Provision for loss on repurchase of computers The Company provides provision for the estimated losses arising from the repurchase of computers based on the actual loss incurred in the past.	(e) Provision for loss on repurchase of computers Same as on the left

(f)

Provision for recycling expenses of personal computers

In accordance with personal computer recycling system, certain domestic consolidated subsidiaries provide for estimated recycling costs to be incurred upon collection of household personal computers that were sold, based on volume of shipments and collection ratio.

The Company annually reviews the various rates used in the calculation of the provision based on reports issued by JEITA (Japan Electronics and Information Technology Industries Association) and the actual collection and recycling records of consolidated subsidiaries. The Company records prior year adjustments as special gain.

(f) Provision for recycling expenses of personal computers Same as on the left

Items		Fiscal year ended March 31, 2006 ( From April 1, 2005 to March 31, 2006 )	Fiscal year ended March 31, 2007 ( From April 1, 2006 to March 31, 2007 )
(4)	Standard for converting major foreign assets or liabilities to domestic currency	Foreign currency denominated assets and liabilities are translated into Japanese yen at the current exchange rate prevailing at the fiscal year end. Translation gains and losses are recognized in income. In addition, assets and liabilities of consolidated overseas subsidiaries are translated into Japanese yen at the current exchange rate prevailing at the respective fiscal year ends. Income and expenses are translated into Japanese yen at the average exchange rate of the fiscal year. The translation differences are included in minority interests and foreign currency translation adjustments in shareholders’ equity.	Foreign currency denominated assets and liabilities are translated into Japanese yen at the current exchange rate prevailing at the fiscal year end. Translation gains and losses are recognized in income. In addition, assets and liabilities of consolidated overseas subsidiaries are translated into Japanese yen at the current exchange rate prevailing at the respective fiscal year ends. Income and expenses are translated into Japanese yen at the average exchange rate of the fiscal year. The translation differences are included in foreign currency translation adjustments and minority interests in net assets.

(5)	Significant leasing transactions	Finance leases as lessee are accounted for as ordinary sales transactions.	Same as on the left

(6)	Accounting for significant hedging activities	(a) Method of hedge accounting	(a) Method of hedge accounting

		Derivative transactions that are utilized to hedge interest rate risk are measured at fair value at the balance sheet date and the unrealized gains or losses are deferred until the maturity of such derivatives .	Same as on the left
		(b) Hedging instruments and hedged items	(b) Hedging instruments and hedged items

		Hedging instruments	Hedging instruments

		Interest rate swaps	Same as on the left

		Hedged items	Hedged items

		Bonds and long-term borrowings	Same as on the left

Items		Fiscal year ended March 31, 2006 ( From April 1, 2005 to March 31, 2006 )	Fiscal year ended March 31, 2007 ( From April 1, 2006 to March 31, 2007 )
		(c) The Company’s policy for hedging	(c) The Company’s policy for hedging

		Derivative transactions are entered into in accordance with “Risk management policy”, which is the internal policy of the Company and its consolidated subsidiaries, to offset market fluctuations or to fix the cash flows of the hedged items.	Same as on the left

		(d) Assessment of hedge effectiveness	(d) Assessment of hedge effectiveness

		The Company assesses the hedge effectiveness by comparing the changes in fair value or the cumulative changes in cash flows of hedging instruments with the corresponding changes of hedged items.	Same as on the left

(7)	Other significant accounting policies	(a) Consumption taxes	(a) Consumption taxes

		Consumption taxes are separately accounted for by excluding them from each transaction amount.	Same as on the left

		(b) Application of consolidated corporate-tax return system	(b) Application of consolidated corporate-tax system

		The Company files its tax return under the consolidated corporate-tax return system.	Same as on the left

5	Valuation of assets and liabilities of consolidated subsidiaries	The assets and liabilities of consolidated subsidiaries are measured at fair value, not including the portion attributable to minority shareholders.	Same as on the left

Items		Fiscal year ended March 31, 2006 ( From April 1, 2005 to March 31, 2006 )		Fiscal year ended March 31, 2007 ( From April 1, 2006 to March 31, 2007 )
6	Amortization of consolidated adjustment accounts	Consolidated adjustment accounts are amortized on a straight-line basis over the periods within 20 years. Major amortization periods are as follows.		____________
		NEC Soft, Ltd.	20 years
		NEC System Technologies, Ltd.	20 years
		NEC Infrontia	15 years
		ABeam Consulting Ltd. (hereinafter referred to as the “ABeam Consulting”)	10 years

7	Amortization of Goodwill and Negative goodwill	____________		Goodwill is amortized on a straight-line basis over the periods within 20 years. Major amortization periods are as follows.
				NEC Soft, Ltd.	20 years
				NEC System Technologies, Ltd.	20 years
				NEC Infrontia	15 years
				ABeam Consulting Ltd. (hereinafter referred to as the “ABeam Consulting”)	10 years

8	Appropriations of retained earnings	The accompanying consolidated statements of retained earnings are prepared based on the appropriation of retained earnings approved during the fiscal year.		____________

9	Cash and cash equivalents in consolidated statements of cash flows	Cash and cash equivalents in consolidated statements of cash flows are cash on hand, deposits which may be withdrawn at anytime without notice, and short-term investments that are readily convertible into cash, that are exposed to insignificant risk of changes in value, and that mature or become due within 3 months of the date of acquisition.		Same as on the left

Changes in Significant Items for Presenting Consolidated Financial Statements

Changes in Accounting Policies

Fiscal year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)	Fiscal year ended March 31, 2007 (From April 1, 2006 To March 31, 2007)
(Accounting Standards for Retirement Benefits)	____________

The Company adopted Accounting Standards Board Statement No.3 issued on March 16, 2005, “Amendments to a Part of Accounting Standard for Retirement Benefits”, and Financial Accounting Standard Implementation Guidance No.7 issued on March 16, 2005, “Implementation Guidance on Amendments to a Part of Accounting Standard for Retirement Benefits”. The effect of the change was to increase operating income, ordinary income and income before income taxes and minority interests by 5,910 million yen, respectively. The effect of the change on segment information is described in “Notes with relate to Segment Information”.

(Accounting Standards for Product Warranty Liabilities)	____________

Prior to fiscal 2006, the costs of product repairs during a charge free warranty period were charged in earnings as such repairs were incurred. Effective from fiscal year 2006, however, the Company and its domestic consolidated subsidiaries changed their accounting policy to provide accruals for costs of product repairs as product warranty liabilities based on the historical ratio of warranty costs to sales.

The cost analysis by product category became available in the second half of the fiscal year 2006 and enabled the Company and its domestic consolidated subsidiaries to provide the accruals for such costs. The change was made to strengthen financial soundness and to match periodic income and expenses more appropriately.

According to this change, a provision for product warranty liabilities of 8,394 million yen attributable to prior year sales was recorded as special loss and a provision of 7,202 million yen for current year sales was recorded as selling, general and administrative expenses. The effect of the change was to increase operating income and ordinary income by 1,192 million yen, respectively, and to decrease income before income taxes and minority interests by 7,202 million yen for the year ended March 31, 2006.

In addition, for the six months ended September 30, 2005 operating income was understated by 838 million yen, ordinary losses was overstated by 838 million yen and income before income taxes and minority interests was overstated by 7,556 million yen, as compared with the respective amounts recomputed under the new method.

The effect of the change on segment information is described in “Notes with relate to Segment Information”.

____________	(Adoption of Accounting Standards for Presentation of Net Assets in the Balance Sheet )
Effective for this fiscal year, the Company adopted the “Accounting Standard for Presentation of Net Assets in the Balance Sheet” (ASBJ Statement No.5, issued on December 9, 2005) and the “Implementation Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet” (ASBJ Guidance No.8 issued on December 9, 2005). The amount of shareholders’ equity as of March31, 2007 in accordance with the conventional accounting standard was 1,038,951 million yen.

In the current year, “Net assets” section of the consolidated balance sheet is presented in accordance with the revised regulations of consolidated financial statements.

____________	(Adoption of Accounting Standards for Business Combinations and Business Divestitures)
Effective for this fiscal year, the Company adopted the “Accounting Standards for Business Combinations” (Business Accounting Council, issued on October 31, 2003), “Accounting Standard for Business Divestitures” (ASBJ Statement No.7, issued on December 27, 2005), and “Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No.10, final revision, December 22, 2006).

____________

(Revision of Accounting Standards for Treasury Shares and Appropriation of Legal Reserve, etc. )

Effective for this fiscal year, the Company adopted the revised “Accounting Standards for Treasury Shares and Appropriation of Legal Reserve” (ASBJ Statement No.1, final revision on August 11, 2006) and “Implementation Guidance on Accounting Standards for Treasury Shares and Appropriation of Legal Reserve” (ASBJ Guidance No. 2, final revision, August 11, 2006), by which there was no effect on the consolidated statement of operations.

____________	(Accounting Standards for Directors’ Bonus )
Effective for this fiscal year, the Company adopted the “Accounting Standard for Directors’ Bonus” (ASBJ Statement No. 4, issued on November 29, 2005). As a result of this change, operating income, ordinary income and income before income taxes and minority interests decreased by 401 million yen, respectively.

The effect of the change on segment information is described in “Notes with relate to Segment Information”.

____________	( Accounting Standards for Stock Option )
Effective for this fiscal year, the Company adopted the “Accounting Standard for Share-based Payment” (ASBJ Statement No. 8, issued on December 27, 2005), and “Implementation Guidance on Accounting Standard for Share-based Payment” (ASBJ Guidance No. 11, final revision, May 31, 2006), by which there was little effect on the consolidated statement of operations.

Changes in Presentation Method

Fiscal year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
____________	(Consolidated Balance Sheet)

“Consolidated adjustment accounts” which were separately disclosed in the previous fiscal year were renamed as “Goodwill”.

____________	(Consolidated Statement of Cash Flows)

“Amortization of consolidated adjustment accounts” which was separately disclosed in the previous fiscal year was renamed as “Amortization of goodwill”.

Notes to Consolidated Financial Statements

(Notes to Consolidated Balance Sheets)

	(In millions of yen)
Items	Fiscal year ended March 31, 2006		Fiscal year ended March 31, 2007
* 1 Accumulated depreciation of tangible fixed assets		1,791,412		1,789,062

* 2 Assets pledged as and debt secured by collateral

Balances of assets pledged as collateral	Buildings and structures	6,030	Buildings and structures	6,846
	Machinery and equipment	1,403	Machinery and equipment	1,385
	Land	5,787	Land	7,132
	Others	137	Others	103

	Total	13,357	Total	15,466

Amounts of debt secured by collateral	Short-term borrowings	1,299	Short-term borrowings	2,267
	Long-term borrowings	2,261	Long-term borrowings	2,249
	Others	478	Others	162

	Total	4,038	Total	4,678
* 3.
Notes with relate to non-consolidated subsidiaries and affiliated companies	__________		The investment amount for the jointly-controlled company included in investments in affiliated companies 3,802

4. Contingent liabilities

Guarantees for bank loans and others	Shanghai SVA NEC Liquid		Shanghai SVA NEC Liquid
	Crystal Display	16,114	Crystal Display	20,688
	Employees	15,885	Employees	12,928
	NEC NEVA		Sony NEC Optiarc	770
	COMMUNICATIONS	1,949	NEC ToppanCircuit
	SYSTEMS		Solutions, Inc.	554
	NEC Toppan Circuit		Others	2,022

	Solutions, Inc.	1,327	Total	36,962
	Others	3,080

	Total	38,355

Guarantees of residual value of operating leases	SMBC Leasing Company, Limited	20,079	SMBC Leasing Company, Limited	19,393
	IBJ Leasing Company, Limited	1,696	BOT LEASE CO., LTD.	3,810
	BOT LEASE CO., LTD.	436	IBJ Leasing Company, Limited	1,496
	Others	504	Others	452

	Total	22,715	Total	25,151

	(In millions of yen)
Items	Fiscal year ended March 31, 2006	Fiscal year ended March 31, 2007
Others	The investigation being conducted by the Antitrust Division of the U.S. Department of Justice (“DOJ”) in regard to potential antitrust violations in the U.S. dynamic random access memory (“DRAM”) industry was resolved with respect to the NEC Group by a cooperation and non-prosecution agreement with the DOJ. However, NEC Electronics America, an indirect subsidiary of NEC, is currently subject to investigations being conducted by the Attorneys General of several states in the U.S. in connection with alleged antitrust violations among the DRAM suppliers. Furthermore, NEC Electronics America has been named as one of the defendants in a number of class action civil antitrust lawsuits seeking damages for alleged antitrust violations. NEC and NEC Electronics America have commenced settlement negotiations with certain customers to which they sold DRAM products in the past. In addition, the NEC Group is fully cooperating with the European Commission in an investigation of potential violations of European competition laws in the DRAM industry. Although nothing has been resolved at this time in connection with the investigations by several state Attorneys General and the European Commission, civil lawsuits or the settlement negotiations, the NEC Group has provided an accrual for the fiscal year ended March 31, 2006 in a reasonably estimated amount under current circumstances for the civil lawsuits and settlements with the customers.

NEC Electronics America, Inc., a consolidated subsidiary of the Company, has been named as one of the defendants in a number of class action civil antitrust lawsuits filed by direct and indirect purchasers of dynamic random access memory (“DRAM”) and the Attorneys General of a number of the states in the U.S., seeking damages from alleged antitrust violations in the U.S. DRAM industry. The NEC Group has entered into settlement agreements with a number of the customers to which it sold DRAM in the past (including plaintiffs’ representatives in direct purchaser class actions), but settlement negotiations with some customers are still underway.

In addition, the NEC Group is fully cooperating with the European Commission in an investigation of potential violations of European competition laws in the DRAM industry. Although the final outcome has not been reached at this time in connection with the civil lawsuits or settlement negotiations in the U.S. or the investigations by the European Commission, the NEC Group has provided an accrual in a reasonably estimated amount in connection with the civil lawsuits and settlements with customers in the U.S.

* 5 Notes receivable, trade, discounted	943	447

* 6. Notes receivable, trade, endorsed	1,270	959

7.
Number of issued stocks	Common stock 1,995,923 thousand shares

	(In millions of yen)
Items	Fiscal year ended March 31, 2006		Fiscal year ended March 31, 2007
* 8.
Number of treasury stock held by consolidated subsidiaries and affiliated companies accounted for by the equity method	Common stock 2,974 thousand shares		__________

* 9.
Commitment line contract	The Company and its consolidated subsidiaries maintain commitment line contracts for short-term borrowings with 45 financial institutions for stable and expeditious short-term fundings. The amounts of unused portions of commitment lines for short-term borrowings as of March 31, 2006 were as follows:		The Company and its consolidated subsidiaries maintain commitment line contracts for long-term borrowings with 11 financial institutions for stable and expeditious long-term fundings. The amounts of unused portions of commitment lines for long-term borrowings as of March 31, 2006 were as follows:

	Commitment line, total	391,000	Commitment line, total	307,000
	Commitment line, used	56,900	Commitment line, used	57,100

	Commitment line, unused	334,100	Commitment line, unused	249,900

	The Company and its consolidated subsidiaries maintain commitment line contracts for short-term borrowings with 26 financial institutions for stable and expeditious short-term fundings. The amounts of unused portions of commitment lines for short-term borrowings as of March 31, 2007 were as follows:		The Company and its consolidated subsidiaries maintain commitment line contracts for long-term borrowings with 11 financial institutions for stable and expeditious long-term fundings. The amounts of unused portions of commitment lines for long-term borrowings as of March 31, 2007 were as follows:

	Commitment line, total	110,000	Commitment line, total	110,000
	Commitment line, used	—	Commitment line, used	—

	Commitment line, unused	110,000	Commitment line, unused	110,000

*10.
Accounting for notes due on the closing date	__________		Notes receivable, trade and notes payable, trade due on the end of this fiscal year, which was a holiday of financial institutions, were accounted for as if they were settled on that date.

			The balances of such notes, trade, are as follows.

			Notes receivable, trade:	1,842
			Notes payable, trade:	1,155

(Note to Consolidated Statements of Operations)

	(In millions of yen)
Items	Fiscal year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)		Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
* 1.
Selling, general and administrative expenses Major account titles and amounts	Salaries for employees	355,333	Salaries for employees	362,999
	Research and development expenses	279,349	Research and development expenses	329,605
	Retirement benefit expenses	15,326	Provision for product warranty liabilities	26,789
	Provision for product warranty liabilities	9,198	Retirement benefit expenses	972
	Allowance for doubtful accounts	5,854	Provision for loss on repurchase of computers	3,870
	Provision for loss on repurchase of computers	5,270	Allowance for doubtful accounts	2,374
* 2 .
Research and development expenses	Research and development expenses of 287,441 million yen were included in general and administrative expenses, and product cost which is included in cost of sales.		Research and development expenses of 334,639 million yen were included in general and administrative expenses, and product cost which is included in cost of sales.
* 3.
Gain on reversion of securities from the pension trust	__________		The Company had an over funded status in that the plan assets at fair value exceeded the retirement benefit obligations as a result of an improvement in the pension fund status. Certain of the shares of Nippon Electric Glass held in the pension trust were reversed to the Company and a gain was recognized on such asset reversion.
* 4
Gain on change in interests in consolidated subsidiaries and affiliated companies	Mainly due to changes in interests of Elpida and Toyo Communication Equipment.		Mainly due to changes in interests from the new share issuance to designated third party shareholders conducted by NEC BIGLOBE, and NESIC’s acquisition of NEC Telenetworx, Ltd (hereinafter referred to as the “NEC Telenetworx”) by which NEC Telenetworx became a wholly owned subsidiary of NESIC.
* 5.
Gain on transfer of securities to the pension trust	__________		Due to transfer of securities to the pension trust by certain of the Company’s domestic consolidated subsidiary.
* 6
Gain on sales of tangible fixed assets	Due to sales of land, etc.		Same as on the left.

(In millions of yen)
Items	Fiscal year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)			Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
* 7.
Gain on sales of investments in affiliated companies	Due to sales of shares of Elpida, ANELVA and NEC Machinery.			Mainly due to sale of shares of Netwin Inc.

* 8
Gain on transfer of substitutional portion of employees’ pension funds	Due to transfer of substitutional portion of employees’ pension funds of the Company’s consolidated subsidiary.			__________

* 9
Restructuring charges	Expenses mainly for disposal of assets and transfer of employees following the liquidations of electron device business.			Expenses mainly for disposal of assets, transfer of employees and revision of the product configuration following the liquidations of electron device business and mobile terminal business in China.

*10
Loss on devaluation of investment securities	Impairment loss recognized mainly for investment securities.			Same as on the left

*11
Cost of corrective measures for products	__________			Mainly cost of corrective measures for products and expenses incurred due to customers’ claim for picking up products.

*12	(1)			(1)
Impairment loss on fixed assets	Summary of assets and asset groups for which impairment losses were recognized.			Summary of assets and asset groups for which impairment losses were recognized.
	Use	Type	Location	Use	Type	Location
	Idle assets	Buildings and structures and land	Higashi-Hiroshima City, Hiroshima Prefecture	Assets for business use	Buildings and structures, intangible assets and others	Shinagawa-ku, Tokyo

	Idle assets	Land	Shiroishi City, Miyagi Prefecture	Assets for business use	Buildings and structures, tools and other equipment	Yokohama City, Kanagawa Prefecture

	Idle assets	Land	Ube City, Yamaguchi Prefecture	Idle assets	Land, machinery and equipment	Tsuruoka City, Yamagata Prefecture

	Idle assets	Land and others	Kumamoto City, Kuamoto Prefecture	Idle assets	Land	Sunto-gun and other locations, Sizuoka Prefecture

	(In millions of yen)
Items	Fiscal year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)		Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
	(2)		(2)
	Background to the recognition of impairment loss.		Background to the recognition of impairment loss.

	The investments in certain fixed assets were not expected to be recoverable due to lower profitability of assets for business use and market value declines of idle assets. Therefore the Company recognized impairment loss as special loss.		Same as on the left.

	(3)		(3)
	Amounts of impairment loss		Amounts of impairment loss

	Buildings and structures	453	Buildings and structures	231
	Land	207	Land	400
	Others	1	Machinery and equipment	338

	Total	661	Tools and other equipment	310
			Software	1,080
			Intangible assets–others	260
			Investments and other assets–others	149

			Total	2,768

	(4)		(4)
	Method for grouping assets		Method for grouping assets

	In principle, the Company groups assets for business use based on its business units and managerial accounting segments. The Company groups idle assets into a single asset group.		Same as on the left.

	(5)		(5)
	Measurement of recoverable amounts		Measurement of recoverable amounts

	The higher of the net realizable the value and value in use is used for the recoverable amounts of fixed assets for business use. Net realizable value is used for the recoverable amounts of idle assets.		Same as on the left.
	Net realizable value is estimated based on the assessed value for property tax purposes, etc. The value in use is assessed at 1 yen because the total of future cash flow is a negative amount.

(In millions of yen)
Items	Fiscal year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
*13
Other retirement benefit expenses	Expenses incurred mainly by the transition of the pension and severance plan of the consolidated subsidiaries.	Same as on the left.

*14
Loss on sales of investments in affiliated companies	__________	Mainly due to sale of shares of Packard Bell B.V.

*15
Loss on sales of tangible fixed assets	__________	Due to sales of land and others.

*16
Provision for product warranty liabilities	Provision for product warranty liabilities related to prior year sales.	__________

(Notes to Consolidated Statements of Changes in Net Assets)

(Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

1.	Stocks, issued

	(In thousands of shares)
Class of stock	Number of shares as of March 31, 2006	Increase	Decrease	Number of shares as of March 31, 2007
Common stock	1,995,923	33,632	—	2,029,555

Reasons for the change

Main reason for the increase in number of shares is as follows

Increase due to the stock-for-stock exchange between the Company and NEC Infrontia 33,631 thousand shares

2.	Treasury stock

	(In thousands of shares)
Class of stock	Number of shares as of March 31, 2006	Increase	Decrease	Number of shares as of March 31, 2007
Common stock	2,974	1,651	79	4,546

Reasons for the change

Main reason for the increase in number of shares is as follows

Increase due to the stock-for-stock exchange between the Company and NEC Infrontia 744 thousand shares

Increase due to repurchase of odd-lot shares 556 thousand shares

Main reason for the decrease in number of shares are as follows

Decrease due to repurchase of odd-lot shares 77 thousand shares

3.	Stock subscription rights

Company name	Description	Class of stock	Number of shares				Balances as of March 31, 2007 (In millions of yen)
			Number of shares as of March 31, 2006	Increase	Decrease	Number of shares as of March 31, 2007
NEC	Stock subscription rights as stock options	—					56
NEC Electronics	Stock subscription rights as stock options	—					25
Total		—					81

Note: The stock option information is disclosed in “Notes with relate to Stock Option”.

4.	Dividends

(1) Payment of dividends

Resolution	Class of stock	Total dividends (In millions of yen)	Dividends per share (In yen)	Record date	Effective date
Ordinary General Meeting of shareholders held on June 22, 2006	Common stock	5,979	3	March 31, 2006	June 23, 2006
Meeting of the Board of Directors held on November 21, 2006	Common stock	8,105	4	September 30, 2006	December 1, 2006

(2) Dividends whose record dates are within this fiscal year and effective dates are within the following fiscal year

Resolution	Class of stock	Resource of dividend	Total dividends (In millions of yen)	Dividends per share (In yen)	Record date	Effective date
Extraordinary meeting of the Board of Directors meeting held on May 21, 2007	Common stock	Retained earnings	8,104	4	March 31, 2007	June 7, 2007

(Notes to Consolidated Statements of Cash Flows)

	(In millions of yen)
Item	Fiscal year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)		Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
* 1
Reconciliation between cash and cash equivalents at end of year and the amounts on the consolidated balance sheet	Cash and deposits	404,303	Cash and deposits	332,446
	Marketable securities	49,242	Marketable securities	91,570

	Time deposits and marketable securities with maturities of more than three months	(1,175)	Time deposits and marketable securities with maturities of more than three months	(647)

	Cash and cash equivalents	452,370	Cash and cash equivalents	423,369

2
Significant non-cash transactions	Stock-for-stock exchange	44,905	Stock-for-stock exchange	24,382

	Finance leases	10,741	Finance leases	9,432

	Conversion of convertible bonds with stock subscription rights	2	Conversion of convertible bonds with stock subscription rights	2

* 3
Assets and liabilities of newly consolidated subsidiaries by acquisition of shares	The assets and liabilities of Toyo Network Systems and 7 other companies, whose shares were acquired during this fiscal year, at their inclusion in the consolidation with the Company and a reconciliation between the acquisition cost and net cash used for the acquisition are as follows:		The assets and liabilities of NEC Philips Unified Solutions B.V., whose shares were acquired during this fiscal year, at its inclusion in the consolidation with the Company and a reconciliation between the acquisition cost and net cash used for the acquisition are as follows:

	Current assets	10,821	Current assets	8,856

	Fixed assets	2,787	Fixed assets	234

	Consolidated adjustment accounts	1,841	Goodwill	652

	Current liabilities	(7,061)	Current liabilities	(7,054)

	Long-term liabilities	(1,761)	Minority interests	(802)

	Minority interests	(368)	Acquisition cost of shares	1,886

	Acquisition cost of shares	6,259	Cash and cash equivalents acquired	(256)

	Cash and cash equivalents acquired	(2,651)	Disbursements for acquisition of shares of newly consolidated subsidiaries	1,630

	Disbursements for acquisition of shares of newly consolidated subsidiaries	3,608

	(In millions of yen)
Item	Fiscal year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
		The assets and liabilities of Closed Joint Stock Company NEC Neva Communications Systems, whose shares were acquired during this fiscal year, at its inclusion in the consolidation with the Company and a reconciliation between the acquisition cost and net cash provided from the acquisition are as follows:

		Current assets	2,576

		Fixed assets	193

		Current liabilities	(1,480)

		Minority interests	(547)

		Balance sheet value under the equity method at the end of this fiscal year	(597)

		Acquisition cost of shares	145

		Cash and cash equivalents acquired	(1,861)

		(Proceeds) from acquisition of shares of newly consolidated subsidiaries	(1,716)

* 4
Assets and liabilities of subsidiaries being excluded from the consolidation by sales of shares	The Company entered into the contract to sell all of its investments in ANELVA and NEC Machinery, as of August 25, 2005. According to the contract, the Company sold its investments in ANELVA on September 30, 2005, and NEC Machinery on October 12, 2005. The effects of these transactions on the consolidated statements of cash flows were as follows.	Current assets	150
		Fixed assets	62
		Current liabilities	(131)
		Long-term liabilities	(12)
		Loss on sales of investments in affiliated companies	(30)

		Sale amount of shares	39
		Cash and cash equivalents of subsidiaries excluded from the consolidation	—

		Proceeds from sales of shares of subsidiaries excluded from the consolidation	39

	(In millions of yen)
Item	Fiscal year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)		Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
	Current assets	38,584	The assets and liabilities of Packard Bell B.V., whose shares were sold during this fiscal year, at the exclusion from the consolidation scope and reconciliation between the proceeds from sales and net cash generated by the sales are as follows:
	Fixed assets	18,072
	Current liabilities	(38,199)
	Long-term liabilities	(10,242)

	Minority interests	(2,639)

	Gain on sales of investments in affiliated companies	13,191	Current assets	37,713

	Sale amount of shares	18,767	Fixed assets	1,147
	Cash and cash equivalents of		Current liabilities	(35,511)
	subsidiaries excluded from the
	consolidation	(4,163)	Long-term liabilities	(91)

	Proceeds from sales of shares of		Foreign currency translation
	subsidiaries being excluded from the		adjustments	572
	consolidation	14,604
			Loss on sales of investments in
			affiliated companies	(569)

			Sale amount of shares	3,261

			Investment securities	(263)

			Other receivables	(1,999)

			Cash and cash equivalents	(2,495)

			Disbursements for sales of shares of subsidiaries being excluded from the consolidation	(1,496)

(Notes with relate to Lease Transactions)

(In millions of yen)
Fiscal year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)		Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
Operating leases (The Company as lessee) Obligations under noncancellable operating leases		Operating leases (The Company as lessee) Obligations under noncancellable operating leases

Due within one year	39,543	Due within one year	41,856

Due after one year	159,528	Due after one year	144,979

Total	199,071	Total	186,835

(Notes with relate to Marketable and Investment Securities)

Fiscal year ended March 31, 2006

1. Available-for-sale securities with the quoted market prices (As of March 31, 2006)

		(In millions of yen)
	Description	Acquisition cost	Balance sheet value	Unrealized gains (losses)
Securities with balance sheet value exceeding acquisition cost	(1) Stocks	68,176	193,849	125,673
	(2) Bonds
	(a) Governmental and municipal bonds	—	—	—
	(b) Corporate bonds	—	—	—
	(3) Others	33	37	4

	Sub-total	68,209	193,886	125,677

Securities with balance sheet value not exceeding acquisition cost	(1) Stocks	2,509	2,201	(308)
	(2) Bonds
	(a) Governmental and municipal bonds	16	15	(1)
	(b) Corporate bonds	800	796	(4)
	(3) Others	1,126	955	(171)

	Sub-total	4,451	3,967	(484)

Total		72,660	197,853	125,193

2. Available-for-sale securities sold during the fiscal year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)

(In millions of yen)
Proceeds from sales	Gross realized gains	Gross realized losses
36,271	25,189	378

3. Detail description with balance sheet value of major securities without the market prices

    (As of March 31, 2006)

(In millions of yen)
Balance sheet value
Available-for-sale securities
1. Stocks	56,632
2. Bonds	7,709
3. Investments in limited partnerships and similar partnerships under foreign laws	7,679
4. Commercial papers	40,015
5. MMF	3,809

4. Redemption schedule of available-for-sale securities with fixed maturities (As of March 31, 2006)

	(In millions of yen)
	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years
(a) Bonds
Governmental and municipal bonds	2,000	—	—	16
Corporate bonds	210	3,696	—	600
Commercial Papers	40,015	—	—	—
Interest bearing financial debenture	2,003	—	—	—

(b) Others	1,205	—	—	—

Total	45,433	3,696	—	616

5. Change in purpose of holding of securities during the fiscal year ended March 31, 2006

(From April 1, 2005 to March 31, 2006)

The securities of Elpida and Toyo Communication Equipment (currently, Epson Toyocom Corporation) was reclassified from investments in the affiliated companies to available-for-sale securities. The reason of this change was as follows:

Reason
Elpida	The Company sold a portion of its holding of Elpida during this fiscal year. As a result, the ratio of share holding by the Company decreased. Afterwards, the Company did not have a significant influence over the Elpida and excluded it from investment in the affiliated company accounted for by the equity method.

Toyo Communication Equipment (currently, Epson Toyocom Corporation)	Toyo Communication Equipment issued new shares to other designated shareholders and, as a result, the ratio of share holding by the Company decreased. Afterwards, the Company did not have a significant influence over the Toyo Communication Equipment and excluded it from investment in the affiliated company accounted for by the equity method.

As a result, investment securities increased by 36,057 million yen and unrealized gains on available-for-sale securities increased by 26,601 million yen, respectively.

Fiscal year ended March 31, 2007

1. Available-for-sale securities with the quoted market prices (As of March 31, 2007)

		(In millions of yen)
	Description	Acquisition cost	Balance sheet value	Unrealized gains (losses)
Securities with balance sheet value exceeding acquisition cost	(1) Stocks	57,317	144,790	87,473
	(2) Bonds
	(a) Governmental and municipal bonds	5	8	3
	(b) Corporate bonds	—	—	—
	(3) Others	58	95	37

	Sub-total	57,380	144,893	87,513

Securities with balance sheet value not exceeding acquisition cost	(1) Stocks	5,918	5,051	(867)
	(2) Bonds
	(a) Governmental and municipal bonds	22	22	0
	(b) Corporate bonds	600	598	(2)
	(3) Others	1,657	1,616	(41)

	Sub-total	8,197	7,287	(910)

Total		65,577	152,180	86,603

2. Available-for-sale securities sold during the fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

(In millions of yen)
Proceeds from sales	Gross realized gains	Gross realized losses
38,432	25,651	19

3. Balance sheet value of major securities without the market prices

    (As of March 31, 2007)

(In millions of yen)
Balance sheet value
Available-for-sale securities
1. Stocks	70,132
2. Bonds	24,979
3. Investments in limited partnerships and similar partnerships under foreign laws	6,945
4. Commercial papers	54,970
5. MMF	11,477

4. Redemption schedule of available-for-sale securities with fixed maturities (As of March 31, 2007)

	(In millions of yen)
	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years
(a) Bonds
Governmental and municipal bonds	23,983	—	8	22
Corporate bonds	—	996	—	598
Commercial Papers	54,970	—	—	—

(b) Others	1,140	—	—	—

Total	80,093	996	8	620

5. Changes in purpose of holding of securities during the fiscal year ended March 31, 2007

(From April 1, 2006 to March 31, 2007)

The securities of Hua Hong Semiconductor was reclassified from the investment in an affiliated company to the available-for-sale security. The reason of this change was as follows:

Reason
Hua Hong Semiconductor	This is because the Company did not have a significant influence over the Hua Hong Semiconductor during this fiscal year and excluded it from the investment in an affiliated company accounted for by the equity method.

As a result, investment securities increased by 18,233 million yen, and investments in affiliated companies decreased by the same amount. Simultaneously, certain amount of investments in affiliated companies was reclassified to retained earnings, which resulted in increases in investments in affiliated companies and retained earnings by 4,348 million yen, respectively.

(Notes with relate to Derivative Financial Instruments)

1.	The items associated with the condition of the transaction

Fiscal year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

(1) Nature of derivative financial instruments The Company and its consolidated subsidiaries enter into foreign exchange forward contracts, currency swaps and interest rate swaps.	(1) Nature of derivative financial instruments Same as on the left.

(2) The Company’s policy to contract derivative financial instruments

The Company and its consolidated subsidiaries enter into derivative financial instruments associated with the receivables/payables based on the actual demands, in principle, prohibiting entering into derivative transaction for trading purposes.

(2) The Company’s policy to contract derivative financial instruments Same as on the left

(3) Purpose to contract derivative financial instruments

The Company and its consolidated subsidiaries enter into derivative financial instruments to reduce the exposures to fluctuations in foreign exchange rates and interest rates. Furthermore, hedge accounting is utilized for interest rate swaps if qualified for hedge accounting.

(3) Purpose to contract derivative financial instruments Same as on the left

(a) Method of hedge accounting:

Derivative transactions that are utilized to hedge interest rate risk are measured at fair value at the balance sheet date and the unrealized gain or losses are deferred until the maturity of such derivatives.

(a) Method of hedge accounting: Same as on the left

(b) Hedging instruments : Interest rate swaps Hedged items : Bonds and borrowings	(b) Hedging instruments : Same as on the left Hedged items : Same as on the left

Fiscal year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

(c) The Company’s policy for hedging:

Derivative transactions are entered into in accordance with “Risk management policy”, which is the internal policy of the Company and its consolidated subsidiaries, to offset market fluctuations or to fix the cash flows of the hedged items.

(c) The Company’s policy for hedging: Same as on the left

(d) Assessment of hedge effectiveness:

The Company assesses the hedge effectiveness by comparing the changes in fair value or the cumulative changes in cash flows of hedging instruments with the corresponding changes of hedged items.

(d) Assessment of hedge effectiveness: Same as on the left

(4) Risks associated with derivatives

The Company and its consolidated subsidiaries don’t enter into derivative financial instruments that would increase market risks. Furthermore, the counterparties with whom the derivative financial instruments are contracted are thoroughly assessed in terms of their credit risks. Therefore, the Company and its consolidated subsidiaries have concluded that derivative financial instruments include minimal market and credit risks.

(4) Risks associated with derivatives Same as on the left

(5) Risk management for derivatives

The Company and its consolidated subsidiaries enter into derivative financial instruments in accordance with its policy associated with the risk management, approval, report, analysis of derivatives and rules.

Derivative financial instruments are entered into based on the policy approved by the director of finance. And the treasury department executes each transaction, records it in the subsidiary ledger, checks the balances with the counterparties, and reports the nature of the transactions and the balances to the director of finance and the accounting department.

(5) Risk management for derivatives Same as on the left

2.	The fair value of the derivatives

(1)	Currency-related derivatives

		(In millions of yen)
Classification		As of March 31, 2006				As of March 31, 2007
	Type of transaction	Contract amount	Due after one year included herein	Fair value	Unrealized gains (losses)	Contract amount	Due after one year included herein	Fair value	Unrealized gains (losses)
Other than market transactions	Foreign exchange forward contracts
	Sell:
	U.S. Dollar	154,285	79	(1,344)	(1,344)	124,383	—	218	218
	Euro	21,298	—	(310)	(310)	10,062	—	(67)	(67)
	Others	19,669	1,446	(181)	(181)	4,650	513	(241)	(241)
	Buy:
	U.S. Dollar	139,870	1,369	169	169	88,807	—	(132)	(132)
	Euro	6,855	—	35	35	1,691	—	16	16
	Others	1,889	—	(25)	(25)	10,410	—	79	79
	Currency swaps	3,872	3,872	(131)	(131)	—	—	—	—

	Total	—	—	(1,787)	(1,787)	—	—	(127)	(127)

Note:	Calculation method of fair value

Fair value of foreign exchange forward contracts was based on the forward exchange rate. Fair value of currency swap contracts was calculated by discounting expected future cash flows to the present value based on the interest rate as of year end.

(2)	Interest-related derivatives

		(In millions of yen)
		As of March 31, 2006				As of March 31, 2007
Classification	Type of transaction	Contract amount	Due after one year included herein	Fair value	Unrealized gains (losses)	Contract amount	Due after one year included herein	Fair value	Unrealized gains (losses)
Other than market transactions	Interest rate swap
	Receiving fixed, paying floating rates	194,000	194,000	3,137	3,137	190,500	180,000	2,540	2,540
	Paying fixed, receiving floating rates	208,620	204,320	(9,367)	(9,367)	202,745	175,345	(6,757)	(6,757)

Total		—	—	(6,230)	(6,230)	—	—	(4,217)	(4,217)

Note:	Calculation method of fair value:

Fair value of interest rate swaps was calculated by discounting expected future cash flows to the present value based on the interest rate as of year end.

(Notes with relate to Accounting for Retirement Benefits)

1.	Overview of the retirement benefit plans

The Company and its domestic consolidated subsidiaries have defined benefit plans, which include the defined benefit pension plans, the tax-qualified pension plans and the lump-sum severance payment plans. Additional retirement benefits are paid in certain circumstances. Most of overseas subsidiaries have various types of pension benefit plans which cover substantially all employees. Those plans are mainly defined contribution plans and defined benefit plans. The Company and certain domestic consolidated subsidiaries have pension and retirement benefit trusts.

In the fiscal year ended March 31, 2007, some domestic consolidated subsidiaries also started to have pension and retirement benefit trusts. As a result of a recovery in stock market conditions and other factors, there has been an excess in funding of pension funds for the pension obligation of the Company. The Company withdrew a portion of pension and retirement benefit trust assets during the fiscal year ended March 31, 2007. The condition of excess funding for the trust is reasonably expected to continue after this reversion.

The NEC Welfare Pension Fund, established by the Company and certain domestic consolidated subsidiaries, received approval from the Minister of Health, Labor and Welfare with respect to its application for exemption from the benefit obligation related to future employee services under the substitutional portion of the pension fund in September 2002 and the portion related to past services in December 2003. Following the approval, the Company and certain domestic consolidated subsidiaries implemented the defined benefit pension plan and terminated the welfare pension fund plans. In the fiscal year ended March 31, 2006, the welfare pension fund plans, established by certain domestic consolidated subsidiaries, received approval from the Minister of Health, Labor and Welfare with respect to its application for exemption as to the portion related to past services on February 2006, and transferred the assets of the pension plans to the government in May 2006.

After the fiscal year ended March 31, 2004, the Company and certain domestic consolidated subsidiaries implemented point-based plans, under which benefits are calculated based on accumulated points allocated to employees according to their class of positions and evaluations.

Since the fiscal year ended March 31, 2004, the Company and certain domestic consolidated subsidiaries terminated their welfare pension fund plans and tax-qualified pension plans and implemented cash-balance plans. Under these plans, benefits are calculated based on both accumulated points allocated to employees according to their class of positions and accumulated interest points that is being recalculated based on the market interest rates.

2.	Retirement benefit obligations

	(In millions of yen)
	Fiscal year ended March 31, 2006	Fiscal year ended March 31, 2007
A. Retirement benefit obligations	(1,069,130)	(1,093,808)
B. Pension assets	947,712	863,303

C. Unfunded retirement benefit obligations (A+B)	(121,418)	(230,505)
D. Unrecognized transitional obligation	131,829	116,897
E. Unrecognized actuarial gains and losses	(5,325)	68,875
F. Unrecognized prior service costs (reduction in obligations)	(114,793)	(105,614)

G. Net amounts recognized in the consolidated balance sheet (C+D+E+F)	(109,707)	(150,347)
H. Prepaid pension expenses	87,727	66,422

I. Liabilities for retirement benefits (G-H)	(197,434)	(216,769)

Note:	Certain consolidated subsidiaries adopted the simplified method in calculating the retirement benefit obligations.

3.	Retirement benefit expenses

	(In millions of yen)
	Fiscal year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
A. Service cost	44,674	45,739
B. Interest cost	24,774	26,048
C. Expected return on plan assets	(14,794)	(15,292)
D. Amortization of transitional obligation	14,834	14,782
E. Amortization of actuarial gains and losses	17,260	3,311
F. Amortization of prior service costs	(8,808)	(8,838)
G. Other (Note 2)	2,428	3,633

H. Retirement benefit expenses (A+B+C+D+E+F+G)	80,368	69,383

I. Gain on transfer of substitutional portion of welfare pension funds.	(2,035)	—

Total (H+I)	78,333	69,383

Notes:	1. Retirement benefit expenses of consolidated subsidiaries adopting the simplified method are included in “A. Service cost”.

2. “G. Other” is the amount of premiums paid for defined contribution pension plans.

4.	Basis for calculation of retirement benefit obligations

	Fiscal year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

A. Allocation method for projected retirement benefit cost	Mainly, point basis	Same as on the left

B. Discount rate	Mainly, 2.5%	Same as on the left

C. Expected rate of return on plan assets	Mainly, 2.5%	Same as on the left

D. Period for amortization of prior service costs	Mainly, 14 years (Prior service costs are amortized on a straight-line basis over certain years within employees’ average remaining service periods as incurred .)	Same as on the left

E. Period for amortization of actuarial gains and losses	Mainly, 13 years (Actuarial gains and losses are amortized on a straight-line basis over certain years within employees’ average remaining service periods, starting from the following year after incurred.)

Mainly, 12 years

(Actuarial gains and losses are amortized on a straight-line basis over certain years within employees’ average remaining service periods, starting from the following year after incurred.)

F. Period for amortization of transitional obligation	Mainly, 15 years	Same as on the left

(Notes with relate to Stock Options)

Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

1. Transactions and balances with respect to stock options as of and for the year ended March 31, 2007

Selling, general and administrative expenses	83 million yen
Gain on lapse of stock subscription rights	2 million yen

2. Overview, volume and changes

(1)	Overview

NEC Corporation

	2006 Stock Options	2005 Stock Options
Persons granted	14 directors of the Company, and 158 employees of the Company including presidents of subsidiaries	15 directors of the Company, and 161 employees of the Company including presidents of subsidiaries

Number of stock options granted by class of stock (Note)	Common stock 304,000 shares	Common stock 300,000 shares

Date of grant	July 28, 2006	July 11, 2005

Vesting conditions	No vesting conditions are specified.	No vesting conditions are specified.

Service period	No service period is specified.	No service period is specified.

Exercise period	From August 1, 2008 to July 31, 2012	From July 1, 2007 to June 30, 2011

	2004 Stock Options	2003 Stock Options
Persons granted	15 directors of the Company, and 159 employees of the Company including presidents of subsidiaries	15 directors of the Company, and 171 employees of the Company including presidents of subsidiaries

Number of stock options granted by class of stock (Note)	Common stock 289,000 shares	Common stock 313,000 shares

Date of grant	July 12, 2004	July 10, 2003

Vesting conditions	No vesting conditions are specified.	No vesting conditions are specified.

Service period	No service period is specified.	No service period is specified.

Exercise period	From July 1, 2006 to June 30, 2010	From July 1, 2005 to June 30, 2009

	2002 Stock Options	2001 Stock Options
Persons granted	15 directors of the Company, and 218 employees of the Company including presidents of subsidiaries	16 directors of the Company, and 154 employees of the Company

Number of stock options granted by class of stock (Note)	Common stock 358,000 shares	Common stock 310,000 shares

Date of grant	July 10, 2002	July 2, 2001

Vesting conditions	No vesting conditions are specified.	No vesting conditions are specified.

Service period	No service period is specified.	No service period is specified.

Exercise period	From July 1, 2004 to June 30, 2008	From July 1, 2003 to June 30, 2007

2000 Stock Options
Persons granted	17 directors of the Company, and 152 employees of the Company

Number of stock options granted by class of stock (Note)	Common stock 301,000 shares

Date of grant	July 3, 2000

Vesting conditions	No vesting conditions are specified.

Service period	No service period is specified.

Exercise period	From July 1, 2002 to June 30, 2006

NEC Electronics

	2006 Stock Options	2003 Stock Options
Persons granted	4 directors and 26 employees of NEC Electronics including presidents of its subsidiaries	3 directors and 171 employees of NEC Electronics including presidents of its subsidiaries

Number of stock options granted by class of stock (Note)	Common stock 75,000 shares	Common stock 313,500 shares

Date of grant	July 13, 2006	October 17, 2003

Vesting conditions	The options will vest after two years from the date of grant under the condition that option holders will be in service to NEC Electronics group at the date of exercising the option. The terms of the options are subject to adjustments if there is a stock split or reverse stock split. The plans provide conditions that options generally lapse automatically at termination of service before the exercise date and generally remain exercisable for one year after termination of service during the exercise period.	The options will vest after two years from the date of grant under the condition that option holders will be in service to NEC Electronics group at the date of exercising the option and that consolidated income before income taxes of NEC Electronics for the fiscal year ended March 31, 2004 is 44 billion yen or more. The terms of the options are subject to adjustment if there is a stock split or reverse stock split. The plans provide conditions that options generally lapse automatically at termination of service before the exercise date and generally remain exercisable for one year after termination of service during the exercise period.

Service period	From July 13, 2006 to July 12, 2008	From October 17, 2003 to October 16, 2005

Exercise period	From July 13, 2008 to July 12, 2012	From October 17, 2005 to October 16, 2007

Note:	The number of options is described after being translated into the number of shares.

(2)	Volume and changes of stock options

Volume and changes of stock options outstanding during this fiscal year are described in the tables below. The number of stock options is described after being translated into the number of shares.

(a)	Number of stock options

NEC Corporation	(In shares)
	2006 Stock Options	2005 Stock Options	2004 Stock Options
Prior to vesting
At the end of previous fiscal year	—	—	—
Granted	304,000	—	—
Forfeited	—	—	—
Vested	304,000	—	—
Unvested	—	—	—
After vesting
At the end of previous fiscal year	—	300,000	289,000
Vested	304,000	—	—
Exercised	—	—	—
Forfeited	10,000	10,000	10,000
Outstanding	294,000	290,000	279,000

	2003 Stock Options	2002 Stock Options	2001 Stock Options
Prior to vesting
At the end of previous fiscal year	—	—	—
Granted	—	—	—
Forfeited	—	—	—
Vested	—	—	—
Unvested	—	—	—
After vesting
At the end of previous fiscal year	313,000	202,000	93,000
Vested	—	—	—
Exercised	2,000	—	—
Forfeited	124,000	39,000	31,000
Outstanding	187,000	163,000	62,000

	2000 Stock Options
Prior to vesting
At the end of previous fiscal year	—
Granted	—
Forfeited	—
Vested	—
Unvested	—
After vesting
At the end of previous fiscal year	70,000
Vested	—
Exercised	—
Forfeited	70,000
Outstanding	—

NEC Electronics

	2006 Stock Options	2003 Stock Options
Prior to vesting
At the end of previous fiscal year	—	—
Granted	75,000	—
Forfeited	—	—
Vested	—	—
Unvested	75,000	—
After vesting
At the end of previous fiscal year	—	291,500
Vested	—	—
Exercised	—	—
Forfeited	—	59,500
Outstanding	—	232,000

(b) Unit price information

NEC Corporation	(In yen)
	2006 Stock Options	2005 Stock Options	2004 Stock Options
Exercise price	636	637	801
Average stock market price at exercise	—	—	—
Fair value unit price at grant date	190	—	—

	2003 Stock Options	2002 Stock Options	2001 Stock Options
Exercise price	769	888	1,818
Average stock market price at exercise	859	—	—
Fair value unit price at grant date	—	—	—

	2000 Stock Options
Exercise price	3,294
Average stock market price at exercise	—
Fair value unit price at grant date	—

NEC Electronics	(In yen)
	2006 Stock Options	2003 Stock Options
Exercise price	3,927	8,990
Average stock market price at exercise	—	—
Fair value unit price at grant date	937	—

3.	Estimate method of fair value unit price

The estimate method of fair value unit price of 2006 stock options which were granted during this fiscal year was as follows.

NEC Corporation
(a)	Estimate method	Black-scholes option pricing model
(b)	Basic data and estimated method

		2006 stock options
Volatility of stock price	(Note) 1	40.80%
Estimated remaining outstanding period	(Note) 2	4 years
Estimated dividend	(Note) 3	4.5 yen per share
Risk free interest rate	(Note) 4	1.20%

Notes:	1.	Volatility of stock price is calculated based on the actual stock prices over a period of 4 years and 1 month (from June 2002 to June 2006).
	2.	Due to lack of satisfactory accumulated data, it is difficult to make a reliable estimate. Therefore, estimated remaining outstanding period is determined based on an assumption that the stock options are exercised at the middle of the exercise period.
	3.	Estimated dividend is an average of dividends over a period of 4 years (from fiscal year ended March 31, 2003 to fiscal year ended March 31, 2006).
	4.	The rate of return on Japanese Government Bonds over the estimated remaining outstanding period was used as a risk-free interest rate.

NEC Corporation
(a)	Estimate method	Black-scholes option pricing model
(b)	Basic data and estimated method

		2006 Stock Options
Volatility of stock price	(Note) 1	39.40%
Estimated remaining outstanding period	(Note) 2	4 years
Estimated dividend	(Note) 3	7.5 yen per share
Risk free interest rate	(Note) 4	1.09%

Notes:	1.	Volatility of stock price is calculated based on the actual stock prices over a period of 3 years and 1 month (from July 2003 to July 2006).
	2.	Due to lack of satisfactory accumulated data, it is difficult to make a reliable estimate. Therefore, estimated remaining outstanding period is determined based on an assumption that the stock options are exercised at the middle of the exercise period.
	3.	Estimated dividend is an average of dividends over a period of 4 years (from fiscal year ended March 31, 2007 to fiscal year ended March 31, 2010).
	4.	The rate of return on Japanese Government Bonds over the estimated remaining outstanding period was used as a risk-free interest rate.

4.	Estimate method for vested number of stock options

NEC Corporation

The granted number of stock options are deemed as the vested number since no vesting conditions are specified under the option plans.

NEC Electronics

The vested number of stock options is estimated by multiplication of the granted number and the actual historical forfeited ratio. The forfeited ratio is calculated based on the historical forfeited number of stock options.

(Notes with relate to Income Taxes)

(In millions of yen)
Fiscal year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)		Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
1. Breakdown of major factors of deferred tax assets and liabilities		1. Breakdown of major factors of deferred tax assets and liabilities

(Deferred tax assets)		(Deferred tax assets)

Pension and severance expenses	127,836	Tax loss carry forwards	173,034
Investments in affiliated companies	117,396	Pension and severance expenses	129,354
Tax loss carryforwards	102,524	Investments in affiliated companies	86,698
Accrued expenses and product warranty liabilities	63,706	Accrued expenses and product warranty liabilities	72,709
Depreciation	44,819	Depreciation	42,854
Loss on devaluation of inventories	28,288	Loss on devaluation of inventories	27,986
Loss on devaluation of investment securities	21,779	Loss on devaluation of investment securities	17,878
Elimination of unrealized profit by intercompany transactions among consolidated companies	14,701	Research and development expenses	14,553
Research and development expenses	14,850	Elimination of unrealized profit by intercompany transactions among consolidate companies	13,320
Provision for loss on repurchase of computers	7,151	Provision for loss on repurchase of computers	6,028
Others	58,190	Others	58,413

Sub-total	601,240	Sub-total	642,827
Less valuation allowance	(114,808)	Less valuation allowance	(185,136)

Total	486,432	Total	457,691

Deferred tax liabilities		Deferred tax liabilities
Gain on transfer of securities to the pension trust	(73,370)	Securities reversed from the pension trust	(56,184)
Unrealized gains on available-for-sale securities	(45,172)	Gain on transfer of securities to the pension trust	(47,742)
Undistributed earnings of affiliated companies	(21,753)	Unrealized gains on available-for-sale securities	(29,300)
Reserves under special taxation measures law	(7,933)	Undistributed earnings of affiliated companies	(27,204)
Others	(28,139)	Reserves under special taxation measures law	(3,779)

Total	(176,367)	Others	(30,498)

Net deferred tax assets	310,065	Total	(194,707)

		Net deferred tax assets	262,984

(In millions of yen)
Fiscal year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)		Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
Note: Net deferred tax assets are included in the consolidated balance sheet as follows.		Note: Net deferred tax assets are included in the consolidated balance sheet as follows.
Current assets- deferred tax assets	106,243	Current assets- deferred tax assets	114,560
Fixed assets- deferred tax assets	214,525	Fixed assets- deferred tax assets	160,810
Current liabilities-Others	(1,042)	Current liabilities- Others	(962)
Long–term liabilities- deferred tax liabilities	(9,661)	Long-term liabilities- deferred tax liabilities	(11,424)

2. The reconciliation between the actual tax rate reflected in the consolidated financial statements and the effective statutory tax rate is summarized as follows:		2. The reconciliation between the actual tax rate reflected in the consolidated financial statements and the effective statutory tax rate is summarized as follows:
Effective statutory tax rate	40.5	Effective statutory tax rate	40.5

Reconciliation		Reconciliation
Changes in valuation allowance	87.5	Changes in valuation allowance	41.8
Undistributed earnings of affiliated companies	18.5	Undistributed earnings of affiliated companies	6.6
Non-deductible expenses for tax purposes	7.4	Non-deductible expenses for tax purposes	6.1
Equity in earnings of affiliated companies	(7.1)	Amortization of goodwill	3.5
Amortization of consolidated adjustment accounts	4.8	Equity in losses of affiliated companies	2.3
Tax rates difference relating to overseas subsidiaries	(4.6)	Elimination of unrealized profit by intercompany transactions among consolidated companies	1.7
Elimination of unrealized profit by intercompany transactions among consolidated companies	(1.4)	Tax rates difference relating to overseas subsidiaries	(1.5)
Others	(4.2)	Others	(4.5)

Actual tax rate	141.4	Actual tax rate	96.5

(Notes with relate to Segment Information)

Business Segment Information

Fiscal year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)

		(In millions of yen)
		IT/Network Solution Business	Mobile/ Personal Solution Business	Electron Device Business	Others	Total Before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated Total
I	Sales and Operating Income

	Sales

	(1) Sales to customers	2,653,732	1,077,198	771,625	427,415	4,929,970	—	4,929,970
	(2) Intersegment sales and transfers	108,683	173,059	44,313	171,454	497,509	(497,509)	—

	Total sales	2,762,415	1,250,257	815,938	598,869	5,427,479	(497,509)	4,929,970

	Operating expenses	2,581,583	1,305,573	846,732	581,247	5,315,135	(457,691)	4,857,444

	Operating income (loss)	180,832	(55,316)	(30,794)	17,622	112,344	(39,818)	72,526

II	Total assets, depreciation, impairment loss and capital expenditures

	Total assets	1,611,783	454,301	937,015	534,729	3,537,828	264,947	3,802,775

	Depreciation	55,468	30,287	93,937	16,497	196,189	2,767	198,956

	Impairment loss on fixed assets	—	—	661	—	661	—	661

	Capital expenditures	63,609	29,493	131,519	25,701	250,322	3,229	253,551

Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

(In millions of yen)

		IT/Network Solution Business	Mobile/ Personal Solution Business	Electron Device Business	Others	Total Before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated Total
I	Sales and Operating Income

	Sales

	(1) Sales to customers	2,659,774	801,692	816,918	374,265	4,652,649	—	4,652,649
	(2) Intersegment sales and transfers	99,032	163,311	44,083	174,401	480,827	(480,827)	—

	Total sales	2,758,806	965,003	861,001	548,666	5,133,476	(480,827)	4,652,649

	Operating expenses	2,604,742	998,493	884,036	530,928	5,018,199	(435,526)	4,582,673

	Operating income (loss)	154,064	(33,490)	(23,035)	17,738	115,277	(45,301)	69,976

II	Total assets, depreciation, impairment loss and capital expenditures

	Total assets	1,654,550	372,403	869,204	505,389	3,401,546	330,123	3,731,669

	Depreciation	60,516	26,076	87,448	13,375	187,415	10,983	198,398

	Impairment loss on fixed assets	450	1,804	382	132	2,768	—	2,768

	Capital expenditures	75,187	22,644	133,527	23,888	255,246	10,904	266,150

Notes:	1.	The business segments are defined based on similarity of types, characteristics, and affinity of sales market of products and services.
	2.	Major services and products for each business segment

		IT/Network Solution Business:	System construction, consulting, outsourcing, support (maintenance), servers, storage products, professional workstations, business PCs, IT software, enterprise network systems, network systems for telecommunication carriers, broadcast video systems, control systems, aerospace/defense systems

		Mobile/Personal Solution Business:	Mobile handsets, personal computers, personal communication devices, BIGLOBE

		Electron Device Business:	System LSI and other semiconductors, electronic components, LCD modules

3.	Unallocable operating expenses included in “Eliminations/ Corporate” for the year ended March 31, 2007 and 2006 are 47,136 million yen and 48,394 million yen, respectively. Main components of such expenses are both general and administrative expenses incurred at headquarters of the Company and research and development expenses.

4.	Assets included in “Eliminations/Corporate” at March 31, 2007 and 2006 amounted to 499,418 million yen and 497,723 million yen, respectively. Main components of such assets are surplus funds (cash and deposits, and marketable securities), long-term investment funds (investment securities), deferred tax assets and assets belonging to administrative department.

5.	Changes in accounting policies
(Fiscal year ended March 31, 2006 (From April 1, 2005 to March 31, 2006))

Accounting standards for retirement benefits

Effective for this fiscal year, the Company adopted Accounting Standards Board Statement No.3 issued on March 16, 2005, “Partial Revision of Accounting Standard for Retirement Benefits”, and Financial Accounting Standard Implementation Guidance No.7 issued on March 16, 2005, “Implementation Guidance for Partial Revision of Accounting Standard for Retirement Benefits”. The effect of the change was to increase operating income by 5,910 million yen, out of which the operating income of IT/network solution business increased by 4,655 million yen, that of mobile/personal solution business increased by 431 million yen, and that of others increased by 824 million yen, respectively.

Accounting standards for product warranty liabilities

Prior to the fiscal year 2006, the costs of product repairs during a charge free warranty period were charged in earnings as such repairs were incurred. Effective from fiscal year 2006, however, the Company and its domestic consolidated subsidiaries changed their methods of accounting to provide accruals for costs of product repairs as product warranty liabilities based on the historical ratio of warranty costs to sales.

As a result of this change, operating profit of mobile/personal solution business increased by 1,192 million yen.

(Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007))

Accounting standards for directors’ bonus

As described in “Accounting standards for director’s bonus” of “Changes in significant items for presenting consolidated financial statements”, effective from the fiscal year ended March 31, 2007, the Company adopted the “Accounting Standard for Directors’ Bonus” (ASBJ Statement No. 4, issued on November 29, 2005)”.

There was little effect on each of the business segment information.

Geographical Segments

Fiscal year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)

(In millions of yen)

		Japan	Europe	Others	Total	Eliminations/ Corporate	Consolidated total
I	Sales and operating income

	Sales

	(1) Sales to customers	3,825,580	494,330	610,060	4,929,970	—	4,929,970
	(2) Intersegment sales and transfers	440,730	20,007	256,735	717,472	(717,472)	—

	Total sales	4,266,310	514,337	866,795	5,647,442	(717,472)	4,929,970

	Operating expenses	4,203,954	512,159	862,437	5,578,550	(721,106)	4,857,444

	Operating income	62,356	2,178	4,358	68,892	3,634	72,526

II	Total assets	2,952,018	183,878	423,827	3,559,723	243,052	3,802,775

Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

(In millions of yen)

		Japan	Europe	Others	Total	Eliminations /Corporate	Consolidated total
I	Sales and operating income

	Sales

	(1) Sales to customers	3,683,325	387,962	581,362	4,652,649	—	4,652,649
	(2) Intersegment sales and transfers	418,520	17,255	205,108	640,883	(640,883)	—

	Total sales	4,101,845	405,217	786,470	5,293,532	(640,883)	4,652,649

	Operating expenses	4,024,759	409,139	785,276	5,219,174	(636,501)	4,582,673

	Operating income (loss)	77,086	(3,922)	1,194	74,358	(4,382)	69,976

II	Total assets	2,883,983	151,914	428,146	3,464,043	267,626	3,731,669

Notes:	1.	Geographical distances are considered in classification of country or region.
	2.	Major countries and regions in segments other than Japan.
(1) Europe: U.K., France, Netherlands, Germany, Italy and Spain
(2) Others: U.S.A. and China
	3.	Unallocable operating expenses included in “Eliminations/Corporate” for the year ended March 31, 2007 and 2006 are 47,136 million yen and 48,394 million yen, respectively. Main components of such expenses are both general and administrative expenses incurred at headquarters of the Company and research and development expenses.
	4.	Assets included in “Eliminations/Corporate” at March 31, 2007 and 2006 amounted to 499,418 million yen and 497,723 million yen, respectively. Main components of such assets are surplus funds (cash and deposits, and marketable securities), long-term investment funds (investment securities), deferred tax assets and assets belonging to administrative department.
	5.	Changes in accounting policies
(Fiscal year ended March 31, 2006 (From April 1, 2005 to March 31, 2006))

Accounting standards for retirement benefits

Effective for this fiscal year, the Company adopted Accounting Standards Board Statement No.3 issued on March 16, 2005, “Partial Revision of Accounting Standard for Retirement Benefits”, and Financial Accounting Standard Implementation Guidance No.7 issued on March 16, 2005, “Implementation Guidance for Partial Revision of Accounting Standard for Retirement Benefits”. As a result of this change operating income of “Japan” increased by 5,910 million yen.

Accounting standards for product warranty liabilities

Prior to the fiscal year 2006, the costs of product repairs during a charge free warranty period were charged in earnings as such repairs were incurred. Effective from fiscal year 2006, however, the Company and its domestic consolidated subsidiaries changed their methods of accounting to provide accruals for costs of product repairs as product warranty liabilities based on the historical ratio of warranty costs to sales.
As a result of this change, operating income of “Japan” increased by 1,192 million yen.
(Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007))

Accounting standards for directors’ bonus

As described in “Accounting standards for director’s bonus” of “Changes in significant items for presenting consolidated financial statements”, effective from the fiscal year ended March 31, 2007, the Company adopted the “Accounting Standard for Directors’ Bonus” (ASBJ Statement No. 4, issued on November 29, 2005)”.
There was little effect on each of the business segment information.

Overseas sales

Fiscal year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)

(In millions of yen)

	Europe	Others	Total
I Overseas sales	555,107	789,575	1,344,682
II Consolidated sales	—	—	4,929,970
III Percentage of overseas sales to consolidated sales(%)	11.3	16.0	27.3

Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

(In millions of yen)

	Europe	Others	Total
I Overseas sales	448,487	765,198	1,213,685
II Consolidated sales	—	—	4,652,649
III Percentage of overseas sales to consolidated sales(%)	9.6	16.5	26.1

Notes:	1.	Geographical distances are considered in classification of country or region.
	2.	Major countries and regions in segments other than Japan
		(1)	Europe:	U.K., France, Netherlands, Germany, Italy and Spain
		(2)	Others:	U.S.A. and China
	3.	Overseas sales represent sales of the Company and its consolidated subsidiaries to countries and regions outside of Japan.

(Notes with relate to Business Combination)

Fiscal year ended March 31, 2007 ( From April 1, 2006 to March 31, 2007 )

I.		Stock-for-stock exchange transaction under common control (NESIC)

	1.	Names of combining companies or businesses, description of businesses, legal framework of the business combination, and overview of the transaction including purposes for transaction

		(1)	Names of combining companies:	The Company, NESIC and NEC Telenetworx both of which were consolidated subsidiaries of the Company.

		(2)	Description of businesses:	NESIC:	Planning, consulting, designing, and constructing of network systems

				NEC Telenetworx:	Maintenance and support of equipment related to switching, carrier communication, wireless communication (microwave and satellite), communication control, broadcasting and activities in aerospace

		(3)	Legal framework of the business combination and overview of the transaction including purposes for transaction
The business combination by the companies mentioned above was intended to reinforce the maintenance and operation service business in the network solution area and to promote streamlining of the business. Effective April 1, 2006, the stock-for-stock exchange transaction was conducted in which NESIC acquired all shares of NEC Telenetworx, which was previously a wholly-owned subsidiary of NEC, became a wholly-owned subsidiary of NESIC. NESIC is a subsidiary of NEC. Through this stock-for-stock exchange transaction, the Company also acquired additional shares of NESIC, resulting in an increase in the percentage of the Company’s ownership interest by 11.48%.

	2.	Summary of adopted accounting methods

The Company adopted the accounting methods for consolidated financial statements which are prescribed in “Accounting Standards for Business Combinations III, 4. Accounting for transactions under common control, (2) Transactions with minority shareholders”.

Since NESIC has minority shareholders, the Company accounted for the difference between the amount of decrease in the Company’s ownership interests in NEC Telenetworx and the amount deemed transferred with respect to the business of NEC Telenetworx as gain on change in interests in consolidated subsidiaries and affiliated companies as special gain. The Company also recognized goodwill for the difference between the amount that is deemed as an additional investment in NESIC and the amount of additionally acquired interests of NESIC.

	3.	Additional acquisitions of shares of subsidiaries

		(1)	Cost of acquisition of business: 6,780 million yen

Objective: Shares of NEC Telenetworx

		(2)	Stock-for-stock exchange ratio

Common stock of NESIC 26.051 shares: Common stock of NEC Telenetworx 1 share

		(3)	Method for calculating the stock-for-stock exchange ratio

Both parties agreed to the stock-for-stock exchange ratio by referring to the ratio calculated by a third party appraiser.

		(4)	Number of shares that NESIC offered to the Company and the appraisal value: 7,815,300 shares for 6,780 million yen

		(5)	Goodwill, background of recognition of goodwill, and amortization method and period

(a) Goodwill: 581 million yen

			(b) Background of recognition of goodwill:	The market value at the time of the business combination exceeded the acquisition cost

			(c) Amortization method and period:	Straight-line method over two years

II.	Stock-for-stock exchange transaction under common control (NEC Infrontia)

	1.	Names of the combining companies or businesses, description of businesses, legal framework of the business combination, and overview of the transaction including purposes for transaction

		(1)	Names of combining companies:	The Company and NEC Infrontia, a consolidated subsidiary of the Company. The name of the subsidiary has remained unchanged even after the business combination.

		(2)	Description of businesses:	Development, manufacturing and marketing of information and telecommunications systems and operation terminals and system solution business

		(3)	Legal framework of the business combination and overview of the transaction including purposes for transaction

The business combination was intended to reinforce the IP telephony business within the NEC group. Effective May 1, 2006, the stock-for-stock exchange transaction was conducted in which NEC Infrontia became a wholly-owned subsidiary of the Company. Through this stock-for-stock exchange transaction, the Company acquired 34.29% of the additional shares of NEC Infrontia.

	2.	Summary of adopted accounting methods

The Company adopted the accounting methods for consolidated financial statements which are prescribed in “Accounting Standards for Business Combinations III, 4. Accounting for transactions under common control, (2) Transactions with minority shareholders”.

The Company recognized goodwill for the difference between the amount that is deemed as an additional investment in NEC Infrontia and the amount of additionally acquired interests of NEC Infrontia.

	3.	Additional acquisition of shares of subsidiaries

		(1)	Cost of acquisition of business: 24,405 million yen

Objective: Shares of NEC Infrontia 24,382 million yen

Direct acquisition cost was 23 million yen.

		(2)	Stock-for-stock exchange ratio

Common stock of NEC 0.774 shares : common stock of NEC Infrontia 1 share

		(3)	Method for calculating the stock-for-stock exchange ratio

Both parties agreed to the stock-for-stock exchange ratio by referring to the ratio calculated by a third party appraiser.

		(4)	Number of shares offered and its appraisal value : 33,630,520 shares for 24,382 million yen.

		(5)	Goodwill, background of recognition of goodwill, and amortization method and period

(a) Goodwill: 12,916 million yen

			(b) Background of recognition of goodwill:	The market value at the time of the business combination exceeded the acquisition cost.

(c)Amortization method and period: Straight-line method over 15 years

III.	Business divestiture transaction (Sony NEC Optiarc)

	1.	Name of the company divested into, description of businesses divested, major purpose of business divesture, overview of the business divesture including the date of business divesture and legal framework

		(1)	Name of the company divested into: Sony NEC Optiarc

		(2)	Description of businesses divested: Development, design, manufacturing, marketing and sale of optical disk drives

		(3)	Major purpose of business divesture:

The business divesture was intended to reinforce the optical disk drive business of the Company by consolidating it with the optical disk drive business of Sony Corporation (hereinafter referred to as the “Sony”).

(4) Overview of the business divesture including the date of business divesture and legal framework Effective April 1, 2006, the Company and Sony divested each of their optical disk drive businesses into a newly incorporated company, Sony NEC Optiarc, which succeeds the optical disk drive businesses of the Company and Sony. As a result of this business divesture, the percentage of the Company’s ownership in Sony NEC Optiarc became 45%. The Company and Sony decided the ownership ratio by referring to the future cash flows of each of divested businesses which were estimated by a third party appraiser.

	2.	Summary of adopted accounting methods

The Company adopted the accounting methods for consolidated financial statements which are prescribed in “Accounting for the Divesting Entity in Accounting Standard for Business Divestures”. Since the percentage of the Company’s ownership in Sony NEC Optiarc is 45%, Sony NEC Optiarc is accounted for by the equity method. The gain on change in interest in the business divesture is not material.

	3.	Business segment in which the divested business was included IT/NW solution business

	4.	Estimated gains or losses from the divested business in the current consolidated statement of operations Disclosure of such estimated gains or losses is omitted because the estimated amount is not material.

IV.	Formation of jointly controlled company (Adcore-Tech)

	1.	Name of the jointly controlled company, description of businesses, legal framework of the business combination, and overview of the transaction including purposes for transaction

(1) Name of the jointly controlled company: Adcore-Tech

		(2) Description of businesses:	Development, designing and technical licensing of a “communication platform” that plays the key role in communication technologies of mobile phone systems of third generation and onwards

(3) Legal framework of the business combination

Formation of a jointly controlled company

(4) Overview of the transaction including purposes for transaction

NEC, NEC Electronics, which is the consolidated subsidiary of the Company, Matsushita Electric Industrial Co., Ltd. (hereinafter referred to as “Matsushita Electric”), Panasonic Mobile Communications Co., Ltd. (hereinafter referred to as “Panasonic Mobile”), and Texas Instruments Incorporated (hereinafter referred to as “Texas Instruments”) jointly incorporated a company that engages in the development of mobile phone systems.
The jointly controlled company plans to lead the development of a communication platform that will play the key role in the current advanced 3.5G mobile phone system, in anticipation of developing a 3.9G mobile phone system in the future. The results of development efforts will be licensed worldwide, contributing to the development of the mobile phone industry. NEC and NEC Electronics contributed 2,650 million yen in incorporation of this jointly controlled company.

	2.	Summary of adopted accounting methods

The shareholders of Adcore-Tech consist of 3 groups, namely, NEC and NEC Electronics, Matsushita Electric and Panasonic Mobile and Texas Instruments. The total number of shares held by NEC and NEC Electronics is the same as the total number held by Matsushita Electric and Panasonic Mobile, both of which are the 2 largest shareholders among 3 groups. Thus, the Company adopted the accounting methods for consolidated financial statements which are prescribed in “Accounting Standard for Business Combinations III, 3. Accounting for combining of interests, (7) Formation of jointly controlled entity”. Adcore-Tech is accounted for by the equity method.

Notes with relate to Related Party Transactions

Fiscal year ended March 31, 2006 ( From April 1, 2005 to March 31, 2006 )

Directors, corporate auditors, and major individual shareholders, etc.

Category	Name	Address	Capital (In millions of yen)	Businesses or occupation	Voting rights (Voting rights held by NEC) (%)	Relationship		Transactions	Transactional amounts (In millions of yen)	account	Balances (In millions of yen)
						Interlocking directorate	Business Relationship
Directors	Akinobu Kanasugi	—	—	Director of NEC Corporation, Chairman of the Board of Association of Radio Industries and Businesses	None	—	—	Contracting to test trials of information communication system	3	—	—
								Outsourcing various researches	2	—	—
	Akira Uehara	—	—	Director of NEC Corporation, President of Taisho Pharmaceutical Co., Ltd. and Taisho Toyama Pharmaceutical Co., Ltd.	None	—	—	The sales of products, software development, hardware and software maintenance, technology support, value-added network service, and constructions	1,752	Notes and accounts receivable, trade	215
								The sale of products and constructions	3	—	—
	Shinichi Yokoyama	—	—	Corporate Auditor of NEC Corporation President and Chief Executive Officer of Sumitomo Life Insurance Company	None	—	—	The sales of products, software development, hardware and software maintenance, technology support, and construction	7,018	Notes and accounts receivable, trade	1,008
								Long-term loans	—	Investments and other assets ( others )	5,000
								Long-term borrowings	—	Long-term borrowings	12,050

1.	All conditions including transactional prices, etc. are determined by negotiation on a case-by-case basis in consideration of market supply and demand as well as the trend of market prices and others.

2.	Transactional amounts do not include consumption taxes. Balances include consumption taxes.

3.	Transactions mentioned above are executed by directors and a corporate auditor of NEC Corporation as the representative of above mentioned parties.

4.	The interest on loans receivable is determined objectively in consideration of quoted market interest rate. The loans receivable are not secured by collateral.

5.	The interest on borrowings is determined objectively in consideration of quoted market interest rate. The borrowings are not secured by collateral.

Fiscal year ended March 31, 2007 ( From April 1, 2006 to March 31, 2007 )

Directors, corporate auditors, and major individual shareholders, etc.

Category	Name	Address	Capital (In millions of yen)	Businesses or occupation	Voting rights (Voting rights held by NEC) (%)	Relationship		Transactions	Transactional amounts (In millions of yen)	account	Balances (In millions of yen)
						Interlocking directorate	Business Relationship
Corporation, whose majority of voting rights are owned by directors and corporate auditors together with their family members	IPSe Marketing, Inc.	Minato-ku Tokyo	10	Consulting services with relate to IT business	None	Interlocking directorate 1 person	none	Consignment of consulting services which relate to the IT business	18	Accrued expenses	16

1.	All conditions including transactional prices, etc. are determined by negotiation on a case-by-case basis in consideration of market supply and demand as well as the trend of market prices and others.

2.	Transactional amounts do not include consumption taxes. Balances include consumption taxes.

3.	Ms. Sawako Nohara, a director of NEC, owns 80% of voting rights of IPSe Marketing, Inc.

( Notes with relate to Per Share Information)

(In yen)
Fiscal year ended March 31, 2006 ( From April 1, 2005 to March 31, 2006)		Fiscal year ended March 31, 2007 ( From April 1, 2006 to March 31, 2007 )
Net assets per share	516.62	Net assets per share	512.99

Basic net loss per share	(5.26)	Basic net income per share	4.43

Diluted net income per share	—	Diluted net income per share	4.23

Notes:	Basis for calculation

	1.	Although there was the potential dilution, diluted net income per share is not disclosed for the fiscal year ended March 31, 2006 because of the Company’s net loss position.

2.	The basis for calculating diluted net income and loss per share was as follows.

	Fiscal year ended March 31, 2006 (From April 1, 2005 to March 31, 2006 )	Fiscal year ended March 31, 2007 ( From April 1, 2006 to March 31, 2007 )
Net income and loss per share (In millions of yen)

Net income and loss (In millions of yen)	(10,062)	9,128
Amounts not attributable to common shareholders (In millions of yen)	342	181
(Bonuses to directors by the appropriation of retained earnings included in the above.) (In millions of yen)	(200)	—
(Participating convertible securities included in the above)	(142)	(181)

Net income and loss attributable to common stock (In millions of yen)	(10,404)	8,947
The average number of common stocks outstanding during the fiscal year (In thousands of shares)	1,977,778	2,020,369
Diluted net income per share

Adjustments to net income	—	—

Increased number of common stocks (In thousands of shares)	—	92,429

(convertible bonds included in the above (In thousands of shares ))	—	(92,426)

(stock subscription rights included in the above (In thousands of shares ))	—	(3)

Summary of equity instruments which were not included in the basis for calculating diluted net income per share as they are anti-dilutive

(a) Convertible bonds

10th unsecured convertible bonds (face value of 100,000 million yen)

11th unsecured convertible bonds (face value of 100,000 million yen)

Euro-yen convertible bonds due in 2010 (face value 100,000 million yen)

		(a) Convertible bonds 10th unsecured convertible bonds (face value of 100,000 million yen)

Fiscal year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

(b) Bondswith stock subscription rights issued by consolidated subsidiaries

Euro-yen zero coupon convertible bonds with stock subscription rights due in 2011 subject to certain covenants which were issued by NEC Electronics

(face value of 110,000 million yen)

Euro-yen convertible bonds with stock subscription rights due in 2010 which were issued by NEC TOKIN

(face value of 15,000 million yen)

(b) Bondswith stock subscription rights issued by consolidated subsidiaries

Euro-yen zero coupon convertible bonds with stock subscription rights due in 2011 subject to certain covenants which were issued by NEC Electronics

(face value of 110,000 million yen)

Euro-yen convertible bonds with stock subscription rights due in 2010 which were issued by NEC TOKIN

(face value of 15,000 million yen)

(c) Stocksubscription rights

4 kinds of stock subscription rights (the number of stock subscription rights is 1,104 units) and treasury stock for stock options in accordance with Articles 210-2 of the former Commercial Code of Japan (number of common stock is 163,000)

1 kind of stock subscription right issued by NEC Electronics (number of stock subscription rights is 2,915 units)

Summary of descriptions of convertible bonds and bonds with stock subscription rights are shown in the table of “Schedule of bonds”. Summary of descriptions of bonds with stock subscription rights is shown in the table of “Overview” of stock options .

(c) Stocksubscription rights

4 kinds of stock subscription rights (the number of stock subscription rights is 923 units) and treasury stock for stock options in accordance with Articles 210-2 of the former Commercial Code of Japan (number of common stock is 62,000)

2 kind of stock subscription right issued by NEC Electronics (number of stock subscription rights is 3,070 units)

Same as on the left

3.	The basis for calculating net assets per share was as follows.

	Fiscal year ended March 31, 2006 ( From April 1, 2005 to March 31, 2006 )	Fiscal year ended March 31, 2007 ( From April 1, 2006 to March 31, 2007 )
Net assets per share
Total net assets (In millions of yen)	—	1,240,123

Amounts deducted from total net assets (In millions of yen)	—	201,315
(stock subscription rights included in the above)	—	(81)

(Minority interests included in the above)	—	(201,234)

Net assets at the year end attributable to common stock (In millions of yen)	—	1,038,808

Number of common stocks to calculate net assets per share (In thousands of shares )	—	2,025,009

(Notes with relate to Significant Subsequent Event)

Fiscal year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

The Company entered into a stock-for-stock exchange agreement with NEC Infrontia. Based on this agreement, the Company exchanged with the shareholders of NEC Infrontia the Company’s shares for the shares of NEC Infrontia, and as a result NEC Infrontia became a wholly-owned subsidiary of the Company effective May 1, 2006. In the stock-for-stock exchange transaction, the Company issued 33,630,520 new shares to the shareholders, excluding the Company, of NEC Infrontia. 0.774 new shares of the Company were distributed for one share of NEC Infrontia.

(f)	Consolidated Supplemental Schedules

Schedule of Bonds

Company	Description	Date of Issuance	Balance at end of prior year (In millions of yen)	Balance at end of current year (Current portion) (In millions of yen)	Interest rate (%)	Collateral	Maturity
NEC	20th unsecured bonds (Note 1)	April 14, 1997	46,000	46,000 (46,000)	2.550	None	April 13, 2007
NEC	21st unsecured bonds	April 14, 1997	18,500	18,500	2.700	None	April 14, 2009
NEC	23rd unsecured bonds (Note 1)	January 21, 1998	20,000	20,000 (20,000)	2.325	None	January 21, 2008
NEC	24th unsecured bonds	April 23, 1998	43,600	43,600	2.600	None	April 23, 2008
NEC	29th unsecured bonds	July 22, 1998	30,000	30,000	2.250	None	July 22, 2008
NEC	31st unsecured bonds	August 19, 1998	29,000	—	2.040	None	August 18, 2006
NEC	32nd unsecured bonds	August 19, 1998	19,800	19,800	2.430	None	August 19, 2010
NEC	35th unsecured bonds	November 11, 1998	15,400	15,400	2.210	None	November 11, 2008
NEC	Euro-yen bonds due in 2007 (Note 1)	September 18, 1992	10,000	10,000 (10,000)	6.050	None	December 21, 2007
NEC	10th unsecured convertible bonds (Note 2)	April 15, 1996	97,906	97,904	1.000	None	September 30, 2011
NEC	11th unsecured convertible bonds	August 11, 2000	99,998	—	0.000	None	March 30, 2007
NEC	Euro-yen convertible bonds due in 2010 (Note 2)	December 10, 2001	100,000	100,000	0.000	None	March 31, 2010
NEC Electronics	Euro-yen zero coupon convertible bonds with stock subscription rights due in 2011 subject to certain covenants (Note 3)	May 27, 2004	110,000	110,000	0.000	None	May 27, 2011
NEC TOKIN	Euro-yen convertible bonds with stock subscription rights due in 2010 (Note 3)	December 19, 2005	7,500	7,500	0.000	None	December 17, 2010
Other subsidiaries	Bonds (Notes 1 and 4)	September 26, 2002 – March 10, 2006	1,355	1,085 (570)	0.540~ 1.450	None	August 23, 2007 – June 30, 2011
Total	—	—	649,059	519,789 (76,570)	—	—	—

Notes:
	1.	The amounts in parenthesis, presented under “Balance at end of current year” represent the amounts scheduled to be redeemed within one year.
	2.	The following table shows the details of convertible bonds.

Company	Description	Period of conversion request	Conversion price (In yen)	Stock to be issued	Increase in equity due to conversion of convertible bonds (Yen/ share)
NEC	10th unsecured convertible bonds	June 3, 1996 – September 29, 2011	1,326.00	Common stock	663
NEC	Euro-yen convertible bonds due in 2010	January 7, 2002 - March 17, 2010	1,664.10	Common stock	832

3.	The following table shows the details of bonds with stock subscription rights:

Company	NEC Electronics	NEC TOKIN
Description	Euro-yen zero coupon convertible bonds with stock subscription rights due in 2011 subject to certain covenants	Euro-yen convertible bonds with stock subscription rights due in 2010
Type of stocks to be issued upon exercise of stock subscription rights	Common stock	Common stock
Issue price (In yen)	—	—
Exercise price (In yen)	9,860	907
Total exercise price (In millions of yen)	110,000	15,000 Including 7,500 million yen held by NEC, the parent company of NEC TOKIN
Total exercise price to be credited to common stock, upon exercise of the stock subscription rights. (In millions of yen)	—	—
Ratio of stock subscription rights (%)	100	100
Exercise period of stock subscription rights	June 10, 2004 – May 24, 2011	January 4, 2006 – December 3, 2010

When the holders of bonds request for exercise of the stock subscription rights, the total exercise price is deemed to be paid by the holders instead of redemption of all-in bonds. Also, if the stock subscription rights are exercised by the holders, it is deemed that such request is also made.

4.	Bonds issued by ABeam Consulting, Showa Optronics Co., Ltd. and others are included herein.

5.	The redemption schedule of bonds for 5 years subsequent to March 31, 2007 is summarized as follows:

(In millions of yen)
Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years
76,570	89,350	118,530	27,430	207,909

Schedule of borrowings

Category	Balances at beginning of year (In millions of yen)	Balances at end of year (In millions of yen)	Average interest rate (%)	Maturity
Short-term borrowings	106,979	110,385	1.81	—
Current portion of long-term borrowings	29,777	41,562	1.49	—
Long-term borrowings (excluding current portion)	76,268	42,759	1.80	April 1, 2008 – May 25, 2012
Other interest-bearing debt
Commercial papers (current portion)	35,000	102,943	0.66	—
Other current liabilities Lease obligations	16,932	21,761	2.01	—
Other long-term liabilities Lease obligations	21,088	20,093	2.12	April 1, 2008 – November 30, 2015
Total	286,044	339,503	—	—

Notes:
	1.	The average interest rate represents the weighted-average rate applicable to the year end balances.
	2.	The following table shows the aggregate annual maturities of long-term borrowings and other interest-bearing debts for 5 years after March 31, 2007 (excluding the current portion)

	(In millions of yen)
	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years
Long-term borrowings	22,912	9,296	5,201	2,378
Other interest-bearing debts	10,906	5,105	1,978	831

(2)	Others

Since October 2006, there have been investigations regarding the possibility of violating the antimonopoly law (anti-trust acts, competition-law) in the SRAM industry conducted by U.S. Justice Department and European Commission, investigations regarding the possibility of violating the Korean antimonopoly law in the semi-conductor industry conducted by Korean Fair Trade Commission and investigations regarding the possibility of violating the antimonopoly law in the TFT LCD monitor industry conducted by Japan Fair Trade Commission, U.S. Justice Department, European Commission, and the Korean Fair Trade Commission and the Canadian competitive authorities have included the NEC group as one of the objective companies in their investigations.

After investigations by U.S. Justice Department began regarding the possibility of violating antimonopoly law in SRAM industry, a number of class action civil antimonopoly lawsuits seeking damages for alleged violations were brought against NEC Electronics America.

Also, after investigations by U.S. Justice Department began relating to the possibility of violating the antimonopoly law (anti-trust acts) in the TFT LCD monitor industry, a number of class action civil antimonopoly lawsuits seeking damages for alleged violations were brought against the Company, NEC LCD Technologies, NEC Electronics America and NEC Display Solutions of America, Inc.

At this moment, no conclusions have been reached related to the investigations conducted by these authorities and lawsuits filed in the United States.

Furthermore, the Company received Tokyo High Court rulings that revoked the trial decision which ordered an exclusion treatment by the Fair Trade Commission in the suspected violation of the antimonopoly law regarding orders for automatic postal code reading machinery that the former General Post Office (Japan Post) ordered by way of general competitive bidding.

However, as a result of the acceptance for the final appeal to the Supreme Court by the Fair Trade Commission due to their objection, on April 19, 2007, the Supreme Court reversed the decision of the Tokyo High Court and sentenced to pass back the trial to Tokyo High Court. Trial proceedings regarding payment of the charge to the Commission are still in the process.

Also, in May 2007, the Company obtained the correction notice based on the tax inspection from Tokyo Regional Taxation Bureau. In the process of the tax inspection, an unauthorized transaction involving employee fraud of the Company was detected.

The correction notice indicated that unauthorized transactions, the aggregated amount of which was approximately 2.2 billion yen, existed from fiscal 1999 to fiscal 2005 where employees of the Company instructed their suppliers to pad or create fictious orders for software, maintenance, and on-site arrangements with construction subcontractors. This caused the Company’s money to flow illegally to such suppliers and these employees received rebates from the subcontractors and paybacks in the form of personal food and drink expenses.

The corrected income amount on the correction notice aggregated to about 3,960 million yen, including the amount caused by other indications on the notice other than the incident of unauthorized transactions. However, this time, no additional payments of corporate income taxes were needed due to the tax loss carry forwards. Also, about 900 million yen tax equivalent treated as entertainment expense affects neither past nor future profit and loss because it was accrued as income taxes-deferred during the period.

Please refer to the note with relate to contingent liabilities-others, which is included in the notes to consolidated financial statements (notes to consolidated balance sheets) about the possibility of violating antimonopoly law in DRAM industry.

Item 6. Information on Transfer of the Company’s Stocks

Fiscal year	From April 1 to March 31

Ordinary general meeting of Shareholders	In June

Record date	March 31

Available types of share certificates	Certificates for 100 shares, 500 shares, 1,000shares, 10,000 shares, 100,000 shares and the certificates representing number of shares less than 100 shares

Record dates for distribution of surplus	September 30 and March 31

Number of shares per unit	1,000 shares

Transfer of stocks

Handling office	Securities Agent Division of The Sumitomo Trust & Banking Co., Ltd. 4-4, Marunouchi 1-chome Chiyoda-ku, Tokyo

Administrator of shareholders’ register	The Sumitomo Trust & Banking Co., Ltd., 5-33, Kitahama 4-chome Chuo-ku, Osaka

Offices available for transfer

The head office and branch offices of The Sumitomo Trust & Banking Co., Ltd.

The head office and branch offices of Daiwa Securities Co. Ltd.

The head office and branch offices of JAPAN SECURITIES AGENTS, LTD.

Transfer charge	Free

Charge to issue new stock certificate	Free, except for the equivalent amount of applicable stamp duty in case of delivery of share certificates which have been applied for non-possession, and reissuance of share certificates which have been null and void

Registration charge of lost share certificate	Amount determined by the Company separately

Purchase or sale of shares less than one unit

Handling office	Securities Agent Division of The Sumitomo Trust & Banking Co., Ltd. 4-4, Marunouchi 1-chome Chiyoda-ku, Tokyo

Transfer agent	The Sumitomo Trust & Banking Co., Ltd., 5-33, Kitahama 4-chome Chuo-ku, Osaka

Offices available for transfer

The head office and branch offices of The Sumitomo Trust & Banking Co., Ltd.

The head office and branch offices of Daiwa Securities Co. Ltd.

The head office and branch offices of JAPAN SECURITIES AGENTS, LTD.

Handling charges	Amount determined by the Company separately based on the amount of handling charges for the purchase and sale of shares constituting one unit

Method of giving public notices

The method of giving public notice of the Company shall be electronic public notice, provided, however, in case where an electric public notice is impracticable due to an accident or other unavoidable reasons, the Company shall give its public notices in the Nihon Keizai Shinbun published in Tokyo Metropolis.

The Company shall disclose electronic public notices on the following website of the Company: http://www.nec.co.jp/

Special benefits to shareholders	None

Note	: A shareholder of the Company who holds shares less than one unit may not exercise any rights, except for the following rights, with respect to the shares less than one unit held by him/her:
(1)	The rights provided for in each item of Article 189, Paragraph 2 of the Company Law;
(2)	The right to receive an allotment of offered shares and offered stock subscription rights in proportion to the number of shares held; and
(3)	The right to request to the Company to sell to him/her such number of shares as, together with the shares less than one unit held by him/her, would constitute one unit of shares.

Item 7. Reference Information on the Company

1. Information on the Parent Company

The Company does not have a parent company.

2. Other Reference Information

The Company filed the following documents between the beginning of the fiscal year ended March 31, 2006 and the date when this Annual Securities Report was filed.

(1) Annual Securities Report and its attachments	Fiscal year (the 168th) From April 1, 2005 to March 31, 2006	Submitted to the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on June 22, 2006

(2) Correction Report of Annual Securities Report	a. Correction Report of the 166th (from April 1, 2003 to March 31, 2004) Annual Securities Report filed on June 22, 2004	Submitted to the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on June 22, 2006

	b. Correction Report of the 167th (from April 1, 2004 to March 31, 2005) Annual Securities Report filed on June 22, 2004	Submitted to the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on June 22, 2006

	c. Correction Report of the Annual Security Report described in the above (1)	Submitted to the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on June 23, 2006

(3) Half-year Report (“Hanki Hokokusho”)	Fiscal year (the 169th) From April 1, 2006 to September 30, 2006	Submitted to the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on December 22, 2006

(4) Extraordinary Report (“Rinji Hokokusho”)	a. Extraordinary Report related to change of a representative director pursuant to Item 9, Paragraph 2, Article 19 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.	Submitted to the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on April 3, 2006

	b. Extraordinary Report related to change of a specified subsidiary pursuant to Item 3, Paragraph 2, Article 19 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.	Submitted to the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on July 3, 2006

	c. Extraordinary Report related to occurrence of events which have a material effect on financial conditions and business results pursuant to Item 12, Paragraph 2, Article 19 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.	Submitted to the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on February 23, 2007

(5) Securities Registration Statement (“Yukashoken Todokedesho”) (Offering of stock subscription rights) and its attachments	Securities Registration Statement related to issuance of stock subscription rights pursuant to the Company’s stock option plan	Submitted to the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on July 13, 2006

(6) Amendment to Securities Registration Statement (Offering of stock subscription rights)	Amendment to the Securities Registration Statement described in the above (5)	Submitted to the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on July 28, 2006

(7) Shelf Registration Statement (“Hakko Torokusho”) (Straight Bonds) and its attachments		Submitted to the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on September 13, 2006

(8) Amendment to Shelf Registration Statement (Straight Bonds)	Amendment to Shelf Registration Statement submitted on September 13, 2006	Submitted to the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on December 22, 2006 and February 23, 2007

Part 2.     Information of the Guarantors for the Company

Not Applicable

(TRANSLATION)

REPORT OF INDEPENDENT AUDITORS

June 21, 2007

The Board of Directors

NEC Corporation

Ernst & Young ShinNihon

Designated and Engagement Partner

Certified Public Accountant        Yasunobu Furukawa

Designated and Engagement Partner

Certified Public Accountant        Kazuya Oki

Designated and Engagement Partner

Certified Public Accountant        Kiyomi Nakayama

Pursuant to Article 193-2 of the Securities and Exchange Law of Japan, we have audited the accompanying consolidated balance sheet, the consolidated statement of operations, the consolidated statement of retained earnings, the consolidated statement of cash flows, and the related supplementary schedules of NEC Corporation (the “Company”) applicable to the fiscal year from April 1, 2005 through March 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NEC Corporation and its consolidated subsidiaries as of March 31, 2006, and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in Japan.

Additional Information

As discussed in “Basis of preparation of the consolidated financial statements and the non-consolidated financial statements”, the Company changed accounting principles and prepared the consolidated financial statements for the fiscal year ended March 31, 2007 (from April 1, 2006 to March 31, 2007) in accordance with accounting principles generally accepted in Japan. In order to make them comparative with the consolidated financial statements for the fiscal year ended March 31, 2007, the Company prepared the consolidated financial statements for the fiscal year ended March 31, 2006 (from April 1, 2005 to March 31, 2006) in accordance with the same accounting principles.

As discussed in “Change in significant items for presenting consolidated financial statements”, the Company prepared consolidated financial statements in accordance with the Accounting Standards Board Statement No.3 issued on March 16, 2005, “Partial Revision of Accounting Standard for Retirement Benefits”, and Financial Accounting Standard Implementation Guidance No.7 issued on March 16, 2005, “Implementation Guidance for Partial Revision of Accounting Standard for Retirement Benefits”, both of which are effective from the fiscal year ended March 31, 2006.

As discussed in “Change in significant items for presenting consolidated financial statements”, effective in the fiscal year ended March 31, 2006, the Company changed its accounting policy to provide product warranty liabilities for costs of product repairs during a charge free warranty period based on the historical ratio of warranty costs to net sales.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

(TRANSLATION)

REPORT OF INDEPENDENT AUDITORS

June 21, 2007

The Board of Directors

NEC Corporation

Ernst & Young ShinNihon

Designated and Engagement Partner

Certified Public Accountant        Yasunobu Furukawa

Designated and Engagement Partner

Certified Public Accountant        Kazuya Oki

Designated and Engagement Partner

Certified Public Accountant        Kiyomi Nakayama

Pursuant to Article 193-2 of the Securities and Exchange Law of Japan, we have audited the accompanying consolidated balance sheet, the consolidated statement of operations, the consolidated statement of changes in net assets, the consolidated statement of cash flows, and the related supplementary schedules of NEC Corporation (the “Company”) applicable to the fiscal year from April 1, 2006 through March 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NEC Corporation and its consolidated subsidiaries as of March 31, 2007, and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “targets,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) uncertainty of NASDAQ’s response to NEC’s appeal, (ii) global economic conditions and general economic conditions in NEC’s markets, (iii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iv) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (v) NEC’s ability to expand into foreign markets, such as China, (vi) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vii) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (viii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

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